Exhibit 99.1

NOTICE AND MANAGEMENT INFORMATION CIRCULAR

FOR THE ANNUAL GENERAL AND
SPECIAL MEETING OF SHAREHOLDERS

To be held on
Tuesday, June 17, 2025, at 10:00 a.m. (Eastern Time)
in a virtual format via live webcast online at https://virtual-meetings.tsxtrust.com/en/1797

Dated May 14, 2025
Record Date: May 2, 2025

YOUR VOTE AS A SHAREHOLDER IS IMPORTANT. VOTE TODAY.

A.	VOTING INFORMATION	3
	PROXY SOLICITATION	3
	NOMINATION OF PROXYHOLDERS	3
	EXERCISE OF VOTING RIGHTS BY PROXY	4
	RIGHT TO REVOKE PROXIES	4
	SPECIAL VOTING INSTRUCTIONS FOR THE BENEFIT OF BENEFICIAL OWNERS	5
	SPECIAL INSTRUCTIONS FOR THE VIRTUAL MEETING	6
	NOTICE AND ACCESS	7
	VOTING RESULTS	8
	QUORUM	8
	INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	8
	VOTING SECURITIES AND PRINCIPAL HOLDERS	8
B.	ITEMS ON MEETING AGENDA	9
	PRESENTATION OF FINANCIAL STATEMENTS	9
	ELECTION OF DIRECTORS	9
	APPOINTMENT OF THE EXTERNAL AUDITOR AND AUTHORIZATION GIVEN TO DIRECTORS TO SET ITS COMPENSATION	14
	RATIFICATION AND CONFIRMATION OF THE CORPORATION’S OMNIBUS PLAN	15
C.	NAMED EXECUTIVE OFFICER AND DIRECTOR COMPENSATION	23
	OVERSIGHT AND DESCRIPTION OF NAMED EXECUTIVE OFFICER AND DIRECTOR COMPENSATION	23
	NAMED EXECUTIVE OFFICERS SUMMARY COMPENSATION TABLE	29
	INCENTIVE PLAN AWARDS	30
	TERMINATION, CHANGE OF CONTROL AND OTHER BENEFITS	32
	DIRECTOR SUMMARY COMPENSATION TABLE	34
	SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	37
	OMNIBUS PLAN	37
	STOCK OPTION PLAN	37
	INDEBTEDNESS OF DIRECTORS AND NAMED EXECUTIVE OFFICERS	40
D.	CORPORATE GOVERNANCE	40
	GENERAL COMMENT	40
	CORPORATE GOVERNANCE	41
	BOARD OF DIRECTORS	41
	BOARD CHARTER	43
	POSITION DESCRIPTIONS	43
	ORIENTATION AND CONTINUING EDUCATION	43
	ETHICAL BUSINESS CONDUCT	44
	NOMINATION OF DIRECTORS	44
	COMPENSATION	47
	OTHER BOARD COMMITTEES	48
	ASSESSMENTS	49
	DIRECTOR TERM LIMITS AND OTHER MECHANISMS OF BOARD RENEWAL	49
	DIVERSITY	49
E.	AUDIT COMMITTEE	50

- ii -

F.	OTHER INFORMATION	50

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	50
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE	51
OTHER MATTERS TO BE CONSIDERED AT THE MEETING	51
ADDITIONAL INFORMATION	52
SHAREHOLDER PROPOSALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD FOR FISCAL YEAR ENDED DECEMBER 31, 2025	52
APPROVAL OF DIRECTORS	52
SCHEDULE “A”	A-1
SCHEDULE “B”	B-1
SCHEDULE “C”	C-1
SCHEDULE “D”	D-1

- iii -

NOTICE OF THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

To the shareholders of Nouveau Monde Graphite Inc.:

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of holders of common shares (the “Common Shares”) of Nouveau Monde Graphite Inc. (the “Corporation”) will be held by way of live webcast available online using the TSX Trust Company platform at https://virtual-meetings.tsxtrust.com/en/1797, on Tuesday, June 17, 2025 at 10:00 a.m. (Eastern Time), for the following purposes:

1.	to receive the consolidated audited financial statements of the Corporation for the fiscal years ended December 31, 2024 and 2023 and the independent auditor’s report thereon (the “Financial Statements”);

2.	to elect the directors named in the enclosed management proxy circular (the “Circular”), namely Mr. Daniel Buron, Mr. Eric Desaulniers, Ms. Paola Farnesi, Ms. Édith Jacques, Mr. Stéphane Leblanc, Ms. Nathalie Pilon, and Ms. Chantal Sorel, who will serve until the next annual meeting of shareholders or until their successors are elected or appointed;

3.	to appoint PricewaterhouseCoopers LLP as the external auditor of the Corporation and to authorize the directors to set its compensation;

4.	to consider and, if deemed advisable, adopt a resolution (which is set out in Schedule “A” of the Circular) concerning the ratification and confirmation of the omnibus plan of the Corporation, the whole as described in the Circular;

5.	to consider and, if deemed advisable, adopt a resolution (which is set out in Schedule “B”) to approve 1,922,500 stock options granted to directors, officers and employees of the Corporation approved by the Board of Directors on March 26, 2025 with an effective date as of April 1, 2025 which will be subject to the omnibus plan of the Corporation, the whole as described in the Circular; and

6.	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The Circular for the Meeting is attached to this notice.

Montréal, Québec, May 14, 2025

By order of the Board of Directors,

(s) Josée Gagnon
Josée Gagnon Vice President, Legal Affairs and Corporate Secretary

Shareholders will have an equal opportunity to participate at the Meeting through this format regardless of their geographic location. As always, we encourage shareholders to vote their Common Shares prior to the Meeting.

Shareholders of the Corporation whose Common Shares are registered in the Corporation’s register in their name may exercise their right to vote by attending the Meeting or by completing a proxy form or voting instruction form. If you are unable to be present via live webcast at the Meeting, kindly complete, date and sign the proxy form or voting instruction form for the Meeting. Proxies must be received by the transfer agent and registrar of the Corporation no later than 10:00 a.m. (Eastern Time) on June 13, 2025 or 48 hours, excluding Saturday, Sunday or holiday, preceding the resumption of the Meeting after an adjournment (i) by mail at TSX Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1; (ii) by facsimile machine at 416-595-9593; (iii) by calling the toll-free number in Canada and the United States 1-888-489-7352; (iv) by casting your vote online to the following website: www.meeting-vote.com ; or (v) by scanning and sending it by email to proxyvote@tmx.com.

If you are not a registered shareholder but you are a beneficial owner, please follow the instructions contained in the Circular.

Notice to U.S. Shareholders

This Circular is prepared in accordance with applicable disclosure requirements in Canada. As a “foreign private issuer” under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), the Corporation is exempt from proxy rules under the U.S. Exchange Act. This means that the content of this Circular may be different from proxy statements prepared by U.S. domestic issuers in accordance with the proxy rules under the U.S. Exchange Act.

Notice and Access

The Corporation is utilizing the notice and access mechanism (the “Notice and Access Provisions”) under Regulation 54-101 respecting Communication with Beneficial Owners of Securities of a Reporting Issuer and Regulation 51-102 respecting Continuous Disclosure Obligations, for distribution of proxy-related materials to registered and beneficial shareholders. The Notice and Access Provisions are a set of rules that allow reporting issuers to post electronic versions of proxy-related materials (including management information circulars and annual financial statements) via SEDAR+, EDGAR and one other website, rather than mailing paper copies of such materials to shareholders. Shareholders will still receive a notice of Meeting, a proxy form and a voting instruction form by mail.

Shareholders with questions about the Notice and Access Provisions can contact TSX Trust Company toll free at 1-888-433-6443 or by email at tsxt-fulfilment@tmx.com. Shareholders may choose to receive a paper copy of the Circular and the Financial Statements by contacting TSX Trust Company toll free at 1-888-433-6443 or by email at tsxt-fulfilment@tmx.com. Electronic copies of the notice of Meeting, the Circular, the proxy form, the voting instruction form and the Financial Statements may be found on the Corporation’s SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov, the Corporation’s website at www.nmg.com/investors and at www.meetingdocuments.com/TSXT/NOU as of May 15, 2025. The Corporation will not use the procedure known as “stratification” in relation to the use of Notice and Access Provisions. Stratification occurs when a reporting issuer using the Notice and Access Provisions provides a paper copy of the Circular and other relevant documents relating to the Meeting to certain shareholders with the notice package. In relation to the Meeting, all shareholders will receive the required documentation under the Notice and Access Provisions, which will not include paper copies of the Circular and the Financial Statements.

Please review the Circular carefully and in full prior to voting as the Circular has been prepared to help you make an informed decision on the matters to be acted upon. The Circular and the Financial Statements are available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

In order to ensure that paper copies of the Circular and the Financial Statements can be delivered to a requesting shareholder in time for such shareholder to review the Circular and the Financial Statements and return a voting instruction form or proxy form prior to the deadline, it is strongly suggested that a shareholder ensure their request is received no later than at 10 a.m. (Eastern Time) on June 2, 2025.

MANAGEMENT PROXY CIRCULAR

A.      VOTING INFORMATION

PROXY SOLICITATION

This management proxy circular (the “Circular”) is provided in the context of a solicitation of proxies by the management of Nouveau Monde Graphite Inc. (the “Corporation”) for the annual general and special meeting (the “Meeting”) of holders (the “Shareholders”) of common shares of the Corporation (the “Common Shares”) to be held in a virtual format via live webcast available online using the TSX Trust Company platform at https://virtual-meetings.tsxtrust.com/en/1797, on Tuesday, June 17, 2025 at 10:00 a.m. (Eastern Time), and for the purposes set forth in the foregoing notice of Meeting (the “Notice”) and at any adjournment thereof. In the Circular, unless otherwise indicated, the financial information set out is dated as of December 31, 2024, while all other information set out is dated as of May 14, 2025. Unless otherwise specified in this Circular, numbers and price of the Common Shares and any other information on securities convertible into Common Shares are stated after giving effect to the consolidation of the Common Shares (the “Consolidation”) on the basis of one new Common Share for every ten outstanding Common Shares as of March 24, 2021 (the “Consolidation Ratio”). All dollar amounts indicated herein are stated in Canadian dollars. Shareholders will not be able to physically attend the Meeting.

While proxies will be mainly solicited by mail, certain directors, officers and employees of the Corporation may solicit them directly in person, by telephone, or by other means of electronic communication, but without additional compensation. The Corporation may also mandate an external proxy solicitation agency to help therewith. The cost of solicitation will be assumed by the Corporation, and it is not expected to be significant. Arrangements will also be taken with brokerage firms and other receivers, trustees and agents for the forwarding of proxy solicitation documents to the beneficial owners of the Common Shares in accordance with the provisions of Regulation 54-101 respecting Communication with Beneficial Owners of Securities of a Reporting Issuer (the “Regulation 54-101”).

Shareholders whose Common Shares are registered in the Corporation’s register in their name may exercise their right to vote by attending the Meeting or by completing a proxy form or voting instruction form (“VIF”). If you are unable to be present via live webcast at the Meeting, kindly complete, date and sign the proxy form or VIF for the Meeting. Proxies must be received by the transfer agent and registrar of the Corporation no later than 10:00 a.m. (Eastern Time) on June 13, 2025 or 48 hours, excluding Saturday, Sunday or holiday, preceding the resumption of the Meeting after an adjournment (i) by mail at TSX Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1; (ii) by facsimile machine at 416-595-9593; (iii) by calling the toll-free number in Canada and the United States 1-888-489-7352; (iv) by casting your vote online to the following website: www.meeting-vote.com; or (v) by scanning and sending it by email to proxyvote@tmx.com.

If you are not a registered Shareholder but you are a beneficial owner, please follow the instructions contained in this Circular.

NOMINATION OF PROXYHOLDERS

The persons named as proxyholders in the proxy form for the Meeting have been chosen by the board of directors of the Corporation (the “Board of Directors”). A Shareholder entitled to vote at the Meeting has the right to appoint a person other than the persons named in the proxy form or VIF for the Meeting to attend the Meeting and act on his or her behalf. To exercise this right, the Shareholder must insert the name of that person in the space provided for that purpose in the proxy form or VIF. Any person appointed as proxyholder does not need to be a Shareholder of the Corporation. If a Shareholder appoints a proxyholder other than the persons named in the proxy form or VIF for the Meeting, in addition to returning their proxy form or VIF by mail, fax, email or Internet to TSX Trust Company, they must also either call the TSX Trust Company at 1 866 751-6315 (toll free in Canada and the United States) or 1 416-682-3860 (other countries) or complete the electronic form available at www.tsxtrust.com/control-number-request by 10:00 a.m. (Eastern Time) on June 13, 2025 to properly register their proxyholder, so that TSX Trust Company may provide such proxyholder with a 13-digit proxyholder control number via email. Such 13-digit proxyholder control number will differ from the control number set forth on the proxy form or VIF. Without a 13-digit proxyholder control number, the proxyholder will not be able to participate, interact, ask questions or vote at the Meeting, but will be able to attend as a guest.

The Shareholder who is an individual must sign his or her name as it appears in the proxy form. If the Shareholder is a corporation, the proxy form must be signed by a duly authorized officer or attorney of this corporation. Also, for the Shareholder who is a corporate body, any individual accredited by a certified resolution of the directors or management of this corporate body may represent the latter at the Meeting and may apply all the Shareholder’s powers, without a proxy.

If the Common Shares are registered in the name of an executor, administrator or trustee, these persons must sign the exact name appearing in the proxy form. If the Common Shares are registered in the name of a deceased Shareholder or other holder, the name of the Shareholder must be printed in block letters in the space provided for that purpose. The proxy form must be signed by the legal representative, who must print his or her name in block letters under his or her signature, and evidence of authority to sign on behalf of the deceased or other holder must be attached to the proxy form.

In many cases, the Common Shares belonging to a beneficial owner are registered in the name of a securities broker, another intermediary or a clearing agency. Beneficial owners should carefully read the section “Special Voting Instructions for the Benefit of Beneficial Owners” in this Circular and carefully follow the directions given by their intermediaries.

EXERCISE OF VOTING RIGHTS BY PROXY

For any item listed in the Notice, the persons named as proxyholders in the proxy form or VIF will exercise the voting rights attached to the Common Shares for which they have been nominated in accordance with the instructions of the Shareholders who have nominated them. If no specific instruction has been given by the Shareholder, the voting rights attached to his or her Common Shares will be exercised in favour of adopting the items listed in the Notice. The persons named as proxyholders will have discretionary authority with respect to amendments or variations to matters identified in the Notice and other matters which may properly come before the Meeting provided that (i) the management of the Corporation is not aware within a reasonable time before the time the solicitation is made that any of those amendments, variations or other matters are to be presented for action at the Meeting and (ii) a specific statement is made in this Circular, in the proxy form or in the VIF that the proxy is conferring such discretionary authority. However, the persons named as proxyholders may not have such discretionary authority to vote at any meeting other than the Meeting, or any adjournment thereof. As of the date of this Circular, directors of the Corporation have no knowledge of any amendment to the items listed in the Notice nor of any other item that may be brought before the Meeting in due form.

Under rules of the New York Stock Exchange (“NYSE”), brokers and other intermediaries holding shares in street name for their customers are generally required to vote these shares in the manner directed by their customers. If their customers do not give any direction, brokers may vote the securities at their discretion on routine matters, but not on non-routine matters. Other than approving the consolidated financial statements of the Corporation for the year ended December 31, 2024, the Corporation believes that all of the other matters to be voted on at the Meeting are non-routine matters and brokers governed by NYSE rules may not vote the securities held in street name for their customers in relation to these items of business without direction from their customers. The absence of a vote on a non-routine matter is referred to as a broker non-vote.

RIGHT TO REVOKE PROXIES

Any Shareholder who is an individual is at liberty to revoke a proxy by filing a written notice of revocation, including another proxy form indicating a later date, signed by the Shareholder or his or her proxyholder duly authorized in writing. If the Shareholder is a corporate body, the written notice of revocation and proxy form must be signed by a duly authorized officer or representative.

The written notice of revocation as well as the proxy form must be delivered (i) by mail to the Corporation’s head office, no later than 10:00 a.m. (Eastern Time), on June 13, 2025 or 48 hours, excluding Saturday, Sunday or holiday, preceding the resumption of the Meeting after any adjournment thereof at which the proxy is to be used or (ii) either by mail to TSX Trust Company at P.O. Box 721, Agincourt, Ontario, M1S 0A1, or by facsimile at 416-595-9593, no later than the last clear business day preceding the Meeting or resumption of the Meeting after any adjournment thereof at which the proxy is to be used, or (iii) by email to the secretary of such Meeting, at legal@nmg.com, on the day of the Meeting or resumption of the Meeting after any adjournment thereof at which the proxy is to be used, or (iv) by any other manner permitted by law. The act of appointing a proxyholder results in the revocation of any previous act of appointing another proxyholder. Any proxy given by a registered Shareholder can also be revoked by the Shareholder if he or she so requests. If a registered Shareholder follows the process for attending and voting at the Meeting online, voting at the Meeting online will also revoke your previous proxy.

SPECIAL VOTING INSTRUCTIONS FOR THE BENEFIT OF BENEFICIAL OWNERS

The information provided in this section is of considerable importance for many Shareholders, because a large number of them hold Common Shares through securities brokers or their nominees and not in their own names. These Shareholders (hereinafter “Beneficial Owners”) must be aware of the fact that only proxies filed by Shareholders whose names appear in the Corporation’s ledger as registered holders of Common Shares may be recognized and may benefit from the right to vote at the Meeting. If the Common Shares are registered in a statement that is remitted to the Shareholder by the broker, in almost all cases, these Common Shares will not be registered in the Shareholder’s name in the Corporation’s ledger. These Common Shares will likely be registered in the name of the broker or its nominee. In Canada, the majority of these Common Shares are registered in the name of CDS & Co. (the nominee of CDS Clearing and Depository Services Inc.) which acts as a depository for a good number of Canadian brokerage firms. The voting rights attached to the Common Shares held by brokers or their nominees may be exercised only according to the Beneficial Owner’s specific instructions. Brokers and their nominees are prohibited from exercising the voting rights attached to the Common Shares of their clients without specific voting instructions. In order for their Common Shares to be voted at the Meeting, Beneficial Owners must make sure that their specific instructions concerning the exercise of the voting rights attached to their Common Shares are conveyed to the appropriate person well before the Meeting.

Pursuant to Regulation 54-101, intermediaries and brokers must obtain voting instructions from Beneficial Owners before a meeting of Shareholders. Each intermediary and broker has its own rules concerning the mailing and forwarding of VIFs, meeting notices, proxy circulars as well as all other documents sent to Shareholders for a meeting. These rules must be carefully followed by Beneficial Owners to ensure that the rights attached to their Common Shares can be exercised at the Meeting. The VIF remitted to Beneficial Owners by the intermediary or the broker is often the same form as the one remitted to registered Shareholders; however, its sole purpose is to obtain instructions for the intermediary or the broker on how to exercise the voting rights on behalf of the Beneficial Owner. The majority of intermediaries or brokers now delegate the responsibility of obtaining voting instructions from their clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge provides VIFs and mails them to the Beneficial Owners, and asks them to return the VIFs to Broadridge, or to call its toll-free number to exercise the voting rights attached to their Common Shares, or to go to its web site at www.proxyvote.com to provide voting instructions. Broadridge then computes the results of all the voting instructions received and gives the appropriate instructions regarding the exercise of the voting rights attached to the Common Shares that will be represented at the Meeting.

The Beneficial Owner who receives a VIF from Broadridge may not use such VIF to exercise the voting rights attached to his or her Common Shares directly at the Meeting. The VIF must be returned to Broadridge 48 hours before the Meeting so that the voting rights attached to the Common Shares can be exercised at the Meeting.

While a Beneficial Owner cannot be recognized directly at the Meeting for the purpose of exercising the voting rights attached to the Common Shares registered in the name of his or her broker or his or her broker’s nominee, the Beneficial Owner may attend the Meeting as proxyholder for the registered Shareholder and may, in this capacity, exercise the voting rights attached to the Common Shares. The Beneficial Owner wishing to attend the Meeting and indirectly exercise the voting rights attached to his or her Common Shares as proxyholders for the registered Shareholder must enter his or her own name in the space provided in the VIF and return it to his or her broker (or his or her broker’s nominee) in accordance with the instructions provided by the broker (or broker’s nominee) before the Meeting. The Beneficial Owner can also write the name in the space provided in the VIF of someone else whom he or she wishes to attend the Meeting and vote on his or her behalf. Unless prohibited by law, the person whose name is written in the space provided in the VIF will have full authority to present matters to the Meeting and vote on all matters that are presented at the Meeting, even if those matters are not set out in the VIF or the Circular. The Beneficial Owner may consult a legal advisor if he or she wishes to modify the authority granted to that person in any way.

According to Regulation 54-101, the Corporation distributed copies of the N&A Notice (as defined below) and the VIF (collectively with the proxy form, the “Meeting Materials”) to clearing agencies and intermediaries for onward distribution to non-objecting Beneficial Owners. The Corporation will pay for the distribution of Meeting Materials to objecting Beneficial Owners.

As permitted under Regulation 54-101, the Corporation has used a non-objecting Beneficial Owners list to send the Meeting Materials to the owners whose names appear on that list.

The Meeting Materials were sent to both registered and non-registered owners of the Common Shares. If you are a non-registered owner, and the Corporation or its agent has sent the Meeting Materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send the Meeting Materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for i) delivering these materials to you, and ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

SPECIAL INSTRUCTIONS FOR THE VIRTUAL MEETING

The Corporation has decided to hold the Meeting in a virtual format, which will be conducted by way of a live webcast through a virtual platform with real-time balloting. Shareholders will have an equal opportunity to participate at the Meeting through this virtual format regardless of their geographic location. As always, we encourage Shareholders to vote their Common Shares prior to the Meeting. Shareholders will not be able to attend the Meeting in person.

Registered Shareholders and duly appointed proxyholders will be able to attend the Meeting virtually, and vote in real time virtually, provided they are connected to the internet and follow the instructions in this Circular. Non-registered Shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting virtually as guests, but will not be able to vote at the Meeting.

Shareholders who wish to appoint a person other than the management nominees identified in the proxy form or VIF (including a non-registered Shareholder who wishes to appoint himself or herself to attend the Meeting) must carefully follow the instructions in this Circular and on their proxy form or VIF. These instructions include the additional step of registering such proxyholder with the Corporation’s transfer agent, TSX Trust Company, after submitting the proxy form or VIF. Failure to register the proxyholder with TSX Trust Company will result in the proxyholder only being able to attend the Meeting as a guest. Guests will be able to listen to the Meeting but will not be able to vote.

Shareholders who wish to attend the Meeting are encouraged to log into the Meeting one hour (1 hr) prior to the commencement of the Meeting. You may begin to log into the Meeting virtual platform beginning at 9:00 a.m. (Eastern Time) on June 17, 2025. The Meeting will begin promptly at 10:00 a.m. (Eastern Time) on June 17, 2025.

How to Vote

You have three ways to vote your Common Shares:

▪	by submitting your proxy form or VIF as per instructions indicated; or

▪	during the Meeting, by online ballot, when called for, through the virtual platform.

Registered Shareholders and duly appointed proxyholders (including non-registered Shareholders who have duly appointed themselves as proxyholder) that attend the Meeting will be able to vote by completing a ballot online, when called for, during the Meeting through the virtual platform.

Guests (including non-registered Shareholders who have not duly appointed themselves as proxyholder) can log into the Meeting as set out below. Guests will be able to attend and listen to the Meeting, but will not be able to vote during the Meeting.

To Access and Vote at the Virtual Meeting:

▪	Step 1: Log into the Virtual Platform online at https://virtual-meetings.tsxtrust.com/en/1797.

▪	Step 2: Follow these instructions:

Registered Shareholders: Click “I have a control number” and then enter your unique 13-digit control number and password “nou2025” (case-sensitive). The 13-digit number located on the proxy form received from TSX Trust Company is your control number. If you use your control number to log into the Meeting, any vote you cast at the Meeting will revoke any proxy you previously submitted. If you do not wish to revoke a previously submitted proxy, you should not vote during the Meeting.

Duly appointed proxyholders: Click “I have a control number” and then enter your unique proxyholder 13-digit control number and password “nou2025” (case-sensitive). The proxyholder 13-digit number will have been provided by email from TSX Trust Company following your registration at 1-866-751-6315 (within North America) or 416-682-3860 (outside of North America) at the latest at 10:00 a.m. (Eastern Time) on June 13, 2025. Alternatively, a duly appointed proxyholder may request a 13-digit proxyholder control number by completing a form online using the following link: https://www.tsxtrust.com/control-number-request. Failing to register will result in the proxyholder not receiving a control number, which is required to vote at the Meeting.

You will need the latest versions of Chrome, Safari, Edge and Firefox. Please ensure your browser is compatible by login in early. PLEASE DO NOT USE INTERNET EXPLORER.

Caution: Internal network security protocols including firewalls and VPN connections may block access to the TSX Trust platform for the Meeting. If you are experiencing any difficulty connecting or watching the Meeting, ensure your VPN setting is disabled or use a computer on a network not restricted by security settings of your organization.

NOTICE AND ACCESS

To reduce printing and mailing costs, the Corporation is utilizing the notice and access mechanism (the “Notice and Access Provisions”) under Regulation 54-101 and Regulation 51-102 respecting Continuous Disclosure Obligations to deliver the Meeting Materials for the Meeting. Instead of receiving printed copies of the Meeting Materials, Shareholders will receive a notice with information on the Meeting date, where it is being held and when, as well as information on how they may access the Meeting Materials electronically (the “N&A Notice”). The Corporation will not use the procedures known as “stratification”, meaning all Shareholders will receive the N&A Notice in accordance with the Notice and Access Provisions. Stratification occurs when a reporting issuer using the Notice and Access Provisions provides a paper copy of the Meeting Materials to certain shareholders with the notice package. In relation to the Meeting, all Shareholders will receive the required documentation under the Notice and Access Provisions, which will not include paper copies of the Meeting Materials.

Shareholders with questions about the Notice and Access Provisions can contact TSX Trust Company toll free at 1-888-433-6443 or by email at tsxt-fulfilment@tmx.com. Shareholders may choose to receive a paper copy of the Meeting Materials by contacting TSX Trust Company toll free at 1-888-433-6443 or by email at tsxt-fulfilment@tmx.com. Electronic copies of the Meeting Materials may be found on the Corporation’s SEDAR+ profile at www.sedarplus.ca, on EDGAR at www.sec.gov, on the Corporation’s website at www.nmg.com/investors and at www.meetingdocuments.com/TSXT/NOU as of May 15, 2025.

In order to ensure that paper copies of the Meeting Materials can be delivered to a requesting Shareholder in time for such Shareholder to review the Meeting Materials and return a VIF or proxy form prior to the deadline, it is strongly suggested that a Shareholder ensure their request is received no later than at 10:00 a.m. (Eastern Time) on June 2, 2025.

VOTING RESULTS

Following the Meeting, a report on the voting results will be filed with the Canadian securities regulatory authorities at www.sedarplus.ca and the United States securities regulatory authorities at www.sec.gov.

QUORUM

Under the Corporation’s general by-laws, the quorum is present, irrespective of the number of persons actually present at the Meeting, if the Shareholders entitled to more than ten per cent (10%) of the votes which may be cast at the Meeting are present in person or represented by proxy.

The quorum must be reached at the opening of the Meeting so that it is regularly constituted even if the quorum is not maintained during the course of the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Since the beginning of the Corporation’s last fiscal year, none of the Corporation’s directors, executive officers, proposed nominees for directorship, or any of their associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any items on the Meeting agenda, except for the approval of the omnibus plan of the Corporation (the “Omnibus Plan”) and the 1,922,500 stock options granted to directors, officers and employees of the Corporation.

Given that the Corporation’s directors and executive officers are qualified as eligible participants under the Omnibus Plan and certain of them currently hold stock options under the option plan adopted on June 27, 2024 by the Shareholders (the “Option Plan”) which shall be governed by the Omnibus Plan should it be ratified and confirmed by the Shareholders, they have an interest that the resolution concerning the ratification and confirmation of the Omnibus Plan be approved by the Shareholders.

VOTING SECURITIES AND PRINCIPAL HOLDERS

The Corporation’s authorized capital is made up of an unlimited number of Common Shares without par value. As of the date of this Circular, 152,261,189 Common Shares were issued and outstanding. The holders of Common Shares have the right to vote at any meeting of Shareholders. Only Shareholders registered in the Corporation’s ledger at the close of business on May 2, 2025, have the right to receive the Notice and have the right to vote at the Meeting and any adjournment thereof, if they are present or represented by proxy.

All matters proposed before the Meeting require approval by a majority of votes cast by Shareholders.

To the knowledge of the directors and executive officers of the Corporation, based upon filings made with Canadian securities regulators on or before the date of this Circular, no person beneficially owns, controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of our voting securities, other than the persons listed in the table below:

	Number of Common Shares	Percentage of Common Shares(1)
Pallinghurst(2)	18,317,361	12.03%
Investissement Quebec (“IQ”)	25,637,260	16.84%
Canada Growth Fund (“CGF”)	19,841,269	13.03%

Notes:

(1)	On a non diluted basis.

(2)	Pallinghurst Bond Limited and Pallinghurst Graphite International Limited (collectively: ’’Pallinghurst Group’’ or “Pallinghurst”).

B.     ITEMS ON MEETING AGENDA

PRESENTATION OF FINANCIAL STATEMENTS

The Corporation’s consolidated audited financial statements for the fiscal years ended December 31, 2024 and 2023, and the independent auditor’s report thereon will be tabled at the Meeting but will not be subject to a vote.

ELECTION OF DIRECTORS

The Corporation’s articles of amalgamation specify that the Board of Directors may be composed of a minimum of three (3) and a maximum of fifteen (15) directors. The Corporation’s general by-laws specify that the directors are elected annually by the Shareholders. Each director so elected shall hold office until the next annual general meeting of the Shareholders, unless he/she shall resign or his/her office becomes vacant by death, removal or other cause.

Messrs. Arne H. Frandsen, James D. Scarlett and Andrew Willis indicated that they will not stand for re-election as directors of the Corporation at the June 17, 2025 Annual General and Special Meeting of Shareholders. The Board of Directors and the Corporation wish to wholeheartedly express gratitude to Messrs. Frandsen, Scarlett and Willis for their dedicated service and contribution to the Board, the Corporation, and its shareholders during their tenure.

The Corporation’s management deems that all nominees will be capable of acting as directors. The proxy form or the VIF do not grant a discretionary power to elect a director of the Corporation unless a proposed nominee is designated in the Circular.

The Board of Directors proposes the following seven (7) individuals as nominees for directorship. Mr. Daniel Buron, Mr. Eric Desaulniers and Ms. Nathalie Pilon were elected as such by the Shareholders of the Corporation at the annual general and special meeting of Shareholders on June 27, 2024. Mr. Stéphane Leblanc and Ms. Chantal Sorel were appointed as directors of the Corporation by the Board of Directors on September 12, 2024 and December 16, 2024 respectively. Ms. Paola Farnesi and Ms. Édith Jacques are newly proposed nominees.

Daniel Buron
Eric Desaulniers
Paola Farnesi

Édith Jacques

Stéphane Leblanc

Nathalie Pilon
Chantal Sorel

Unless the Shareholders provide instruction to the contrary or in the absence of specific instruction in this respect, the persons named as proxyholders in the proxy form or VIF for the Meeting intend to vote FOR the election of the nominees for directorship listed above.

The following table provides certain information concerning each nominee for directorship: name, province, country of residence and position held with the Corporation. It also provides, among other things, the current members of the Audit Committee, the Human Resources Committee, the Governance Committee, the ESG (Environmental, Social and Governance) Committee, and the Projects and Development Committee (collectively, the “Committees”), the month and year in which the nominee became a director of the Corporation, his or her principal occupation, business or employment in the last five years and the number of Common Shares that he or she beneficially owns, controls or directs, directly or indirectly, as of the date of the Circular.

DANIEL BURON
Québec, Canada Independent Director of the Corporation since September 2019	Mr. Buron was until April 2023 Executive Vice-President and Chief Financial Officer of Domtar Corporation (NYSE:UFS) and Domtar Inc. (“Domtar”). Before joining Domtar in 1999, he held various finance positions with a leading firm in the commercialization and development of IT applications, solutions and tools as well as with one of the big four international accounting firms. Mr. Buron has more than 30 years of experience in finance. He was a member of the Québec Chartered Professional Accounting (CPA) order and a member of the Institute of Corporate Directors (ICD). He served on the board of McGill University Health Center Foundation and on the board of SEMAFO Inc., a TSX-listed company. Mr. Buron holds a Bachelor of Commerce Degree from Laval University.
	Committee Memberships: Lead Director Chair of the Audit Committee Member of the Human Resources Committee Member of the Governance Committee	Principal Occupation during last five years: Former Executive Vice-President and Chief Financial Officer of Domtar Corp.	Number of Common Shares Beneficially Owned, Controlled or Directed: NIL
	2024 Board/Committee Attendance Board of Directors: 6/6 Audit Committee: 5/5 Governance Committee: 2/2 Human Resources Committee: 4/4 Total: 17/17	Other Public Directorship: N/A

ERIC DESAULNIERS
Québec, Canada Not independent President, Chief Executive Officer and Director of the Corporation since January 2013

Mr. Desaulniers, MSc, P. Geo, is a professional geologist with a specialization in geophysics and integrated 3D earth modelling. He spearheads the corporate development of Nouveau Monde Graphite in direct collaboration with the internal technical team and industry experts.

Before discovering the world-class Matawinie deposit that launched Nouveau Monde, Mr. Desaulniers directed ED Exploration, a consulting firm that strived to offer high-level geological and geophysical services to the mineral industry. He also served as Project Manager at Sander Geophysics where he managed numerous international large-scale interpretation and data acquisition projects in the Middle East, Africa and North America for major clients like the British Geological Survey, Saudi Aramco, the Moroccan government, BRGM and Shell. Mr. Desaulniers holds a Bachelor in Geology and a Master in Geophysics from Université Laval.

	Committee Memberships: N/A	Principal Occupation during last five years: President and Chief Executive Officer of the Corporation	Number of Common Shares Beneficially Owned, Controlled or Directed: 328,375 Common Shares(1)
	2024 Board Attendance Board of Directors: 5/6 Total: 5/6	Other Public Directorship : Société d’exploration minière Vior inc.
PAOLA FARNESI
Québec, Canada Independent Proposed Nominee

Ms. Paola Farnesi is a senior financial professional with over 30 years of experience in corporate finance, financial reporting, M&A and risk management. She is currently Vice-President and Treasurer of Domtar Corporation, responsible for negotiating and arranging in excess of $1 billion in corporate financings, overseeing an insurance portfolio of over $73 billion in insurable values and managing the investments of pension fund assets in excess of $8 billion. From 1994 to 2008, Ms. Farnesi held several other leadership positions at Domtar Corporation, including Vice President, Internal Audit, where she was responsible for the implementation and subsequent compliance efforts related to Sarbanes-Oxley. Prior to joining Domtar Corporation, Ms. Farnesi worked at Ernst & Young for the assurance group in Montréal.

Ms. Farnesi holds a Bachelor of Commerce and a Graduate degree in Public Accountancy from McGill University, is a member of the Chartered Professional Accountants of Quebec and obtained the ICD.D designation from the Institute of Corporate Directors.

	Committee Memberships: N/A	Principal Occupation during last five years: Vice-President and Treasurer of Domtar Corporation	Number of Common Shares Beneficially Owned, Controlled or Directed: NIL
	2024 Board Attendance NIL	Other Public Directorship : Falco Resources Ltd

ÉDITH JACQUES
Québec, Canada Independent Proposed Nominee

Ms. Édith Jacques is a lawyer and member of the Québec Bar since 1995. She is the chair of the board of directors of Lavery de Billy, a prominent law firm in Québec, and a partner in Montréal’s Business Law Group. Ms. Jacques’ practice is focusing on mergers and acquisitions, commercial law, as well as international law, and acts as business and strategic consultant to mid- and large-size companies in, among others, the energy and natural resources, and infrastructures and major projects sectors. Ms. Jacques regularly represents private companies in a wide range of transactions, including the acquisition and sale of businesses and the negotiation of distribution, supply, and manufacturing agreements for both the domestic and international markets. She also represents businesses in the implementation of structures and commercial agreements enabling them to expand into other countries. Ms. Jacques also acts as strategic advisor to firms, helping them to implement business structures supporting their growth while managing and controlling risk. She plays an active role in companies in the manufacturing and energy sectors.

Among numerous distinctions, Ms. Jacques was recognized as one of Canada’s Top 25 Most Influential Lawyers in 2019 by Canadian Lawyer magazine and as leader in commercial / corporate law in the 2025 edition of the Chambers Canada guide.

Ms. Jacques is a director or member of advisory committees of the following companies: Groupe Canva inc., Lefko Plastic Products inc., Audio-Technica Canada inc. and Canadian Overseas Packaging Industries Ltd.

Ms. Jacques holds a Bachelor of Law (LL.B) degree and a major in business from the Université Laval. She is also a member of the Institute of Corporate Directors (ICD).

	Committee Memberships: N/A	Principal Occupation during last five years: Partner at Lavery de Billy	Number of Common Shares Beneficially Owned, Controlled or Directed: NIL
	2024 Board Attendance NIL	Other Public Directorship : N/A
STÉPHANE LEBLANC
Quebec, Canada Independent Director of the Corporation since September 2024

Mr. Stéphane Leblanc was previously serving as Managing Director, Rio Tinto Iron & Titanium with operational, commercial and marketing responsibility for the division. Prior to this assignment, he was the Managing Director for Kennecott Utah Copper, as well as Kennecott’s Chief Operating Officer. He also held the role of General Manager at Rio Tinto Alcan’s Sebree smelter in Kentucky. Stéphane Leblanc recently completed a career of over 30 years with Rio Tinto where he held roles in operations management and health, safety and environment, including two years as Global Head of HSE for the Alcan smelter group.

With a strong track record of leading transformational efforts and cultivating safety and sustainability-driven cultures, Mr. Leblanc has a proven capability to drive strategic plans to increase business value and respond to business changes in complex context. Mr. Leblanc graduated from the University of Sherbrooke in Québec with a Bachelor of Science degree in Mechanical Engineering.

	Committee Memberships: Member of the Audit Committee Member of the Projects and Development Committee	Principal Occupation during last five years: Former Managing Director, Rio Tinto Iron & Titanium	Number of Common Shares Beneficially Owned, Controlled or Directed: NIL
	2024 Board/Committee Attendance (2) Board of Directors: 1/1 Project and development Committee: 3/3 Total: 4/4	Other Public Directorship: N/A

NATHALIE PILON
Québec, Canada Independent Director of the Corporation since December 2020

A recognized business leader, Ms. Nathalie Pilon brings 20 years of experience in heavy industry and manufacturing, and a keen ability to bring people and technology together to drive Canada’s innovation ecosystem. Ms. Pilon was President of ABB in Canada and member of the Executive Board of ABB Americas. She has also served as President of Thomas & Betts Canada, and as Senior Manager, Professional Practice for KPMG.

She was named one of Canada’s Top 100 Most Powerful Women by the Women’s Executive Network. In 2015 she received the distinguished Leadership Award by the Association of Women in Finance, and in 2018 she was awarded an Honorary Doctorate from Concordia University for her innovation in business. Ms. Pilon holds a Bachelor’s degree in Business Administration from HEC Montréal and is a fellow of the Québec Order of Chartered Professional Accountants (FCPA). She is a board member of HEC Montréal, Lassonde Industries Inc., Deschênes Group Inc., Kinova Group Inc. and the Montréal Port Authority.

	Committee Memberships: Chair of the ESG Committee Chair of the Projects and Development Committee Member of the Audit Committee	Principal Occupation during last five years: Former President of ABB Inc. in Canada	Number of Common Shares Beneficially Owned, Controlled or Directed: 10,000 Common Shares
	2024 Board/Committee Attendance Board of Directors: 6/6 ESG Committee: 4/4 Audit Committee: 5/5 Projects and Development Committee: 10/10 Total: 25/25	Other Public Directorship: Lassonde Industries Inc.
CHANTAL SOREL
Quebec, Canada Independent Director of the Corporation since December 2024

Ms. Chantal Sorel has held several high-level strategic positions during her 35-year career in large corporations, SNC-Lavalin, (now known as AtkinsRéalis), ABB, Canadian National Railways and Aéroports de Montréal. She managed business units with full responsibility for results, in most notably as President, SNC-Lavalin Capital, and held various management positions including project development and financing, project management, operations, strategic development and business development, spanning diverse sectors of power, infrastructure, rail and transit, airports, industrial facilities, mining and metallurgy.

She has gained experience in Québec, Canada, as well as internationally through numerous business mandates and project executions. She serves on the Board of Directors of Falco Resources and has been a strong contributor to business associations and local institutes through board participation.

She holds a Bachelor’s degree in architecture from the University of Montréal and a Master degree in Project Management from the University of Québec in Montréal. She also completed the Director’s Education Program offered jointly by the Institute of Corporate Directors, the McGill Executive Institute, and the Rotman School of Management at the University of Toronto.

	Committee Memberships: Member of the Projects and Development Committee	Principal Occupation during last five years: Corporate Director and Advisor for Aéroports de Montréal.	Number of Common Shares Beneficially Owned, Controlled or Directed: NIL
	2024 Board/Committee Attendance (3) N/A	Other Public Directorship: Falco Resources Ltd.

Notes:

(1)	As of the date of the Circular, Mr. Desaulniers personally holds 268,175 Common Shares and holds 60,200 Common Shares through ED Exploration Inc., a corporation controlled by Mr. Desaulniers and of which he is the sole director and officer.

(2)	Mr. Leblanc’s attendances to the Board of Directors and its committees are based on the number of meetings since he has joined the Board of Directors on September 12, 2024.

(3)	Ms. Sorel’s attendances to the Board of Directors and its committees are based on the number of meetings since she has joined the Board of Directors on December 16, 2024.

To the knowledge of the members of the Board of Directors and based on the information provided by the nominees for directorship, none of these nominees:

(a)	is, as of the date of the Circular, or has been, within ten years before this date, a director, chief executive officer or chief financial officer of any corporation, including the Corporation, which has been subject to one of the following orders:

(i)	a cease trade order, an order similar to a cease trade order or an order that denied the relevant corporation access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, while the nominee was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	a cease trade order, an order similar to a cease trade order or an order that denied the relevant corporation access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, after the nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the nominee exercised these duties;

(b)	is, as of the date of the Circular, or has been within ten years before this date, a director or executive officer of any corporation, including the Corporation, that, while that person was acting in that capacity, or within a year of that nominee ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within the ten years before the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the nominee; or

(d)	has been imposed any penalties or sanctions by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority nor has been imposed any penalties or sanctions by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a nominee for directorship.

On or about March 20, 2012, the Corporation completed a private placement with 109 investors, including 82 Québec residents. Three of these Québec investors have declared and guaranteed, in a Schedule to the subscription agreement, that they were accredited investors. An investigation conducted by the Autorité des marchés financiers (the “AMF”) revealed that these three Québec investors could not benefit from the accredited investor exemption provided for in Section 2.3 of Regulation 45-106 respecting Prospectus Exemptions, since they had incorrectly stated that they owned, at that time, financial assets with an aggregate value of more than one million dollars. The AMF has therefore established that additional verification measures should have been completed by Mr. Eric Desaulniers with respect to the quality of these three Québec investors, thereby enabling the AMF to impose to Mr. Desaulniers an administrative monetary penalty pursuant to the Securities Act (Québec). Pursuant to a settlement agreement between the AMF and Mr. Desaulniers and ratified by the Tribunal administratif des marchés financiers on April 4, 2018, Mr. Desaulniers agreed to pay an administrative fine of $10,000.

APPOINTMENT OF THE EXTERNAL AUDITOR AND AUTHORIZATION GIVEN TO DIRECTORS TO SET ITS COMPENSATION

The Audit Committee and the Board of Directors propose the appointment of PricewaterhouseCoopers LLP (“PwC”) as external auditor until the Corporation’s next annual meeting of Shareholders. To be validly adopted, the resolution concerning the appointment of PwC must be adopted by a simple majority of the votes cast by the Shareholders present or represented by proxy at the Meeting. The Shareholders’ approval will also authorize the Board of Directors to set the external auditor’s compensation. The proxy form or the VIF does not grant a discretionary power to appoint the auditor of the Corporation.

During the past five fiscal years, PwC has acted as auditor of the Corporation.

Unless the Shareholders provide instruction to the contrary or in the absence of specific instruction in this respect, the persons named as proxyholders in the proxy form for the Meeting intend to vote FOR the appointment of PwC as the external auditor of the Corporation until the adjournment of the next annual meeting of Shareholders and authorize the directors to set its compensation.

RATIFICATION AND CONFIRMATION OF THE CORPORATION’S OMNIBUS PLAN

The Board of Directors has, subject to Shareholder approval and final approval of the Toronto Stock Exchange (“TSX”), adopted an omnibus incentive plan (the “Omnibus Plan”) for the benefit of the Corporation’s and its subsidiaries’ directors, executive officers, employees, management company employees and consultants designated for the purposes of the Omnibus Plan (collectively, “Participants”). If adopted, the Omnibus Plan will amend and restate the existing Option Plan and no further awards will be granted under the Option Plan. However, all outstanding options granted under the Option Plan shall continue to be outstanding as awards granted under and subject to the terms of this Omnibus Plan, provided, however, that all options which have been granted under the Option Plan remain in force in accordance with their existing terms. Should Shareholders fail to approve the Omnibus Plan, the Option Plan will remain in force unaffected.

Background and Purpose

Following a review by the Board of Directors, the Board of Directors concluded that it was advisable to amend and restate the Option Plan with the Omnibus Plan and, on May 14, 2025, the Board of Directors passed a resolution to adopt the Omnibus Plan, subject to, and effective upon, the approval of Shareholders and the final approval of the TSX. The Omnibus Plan provides flexibility to the Corporation to grant equity-based incentive awards in the form of options, RSUs, DSUs and PSUs, as described in further detail below. Provided that the Omnibus Plan is approved by the Shareholders at the Meeting, all future grants of equity-based awards in the form of options, RSUs, DSUs and PSUs will be made pursuant to, or as otherwise permitted by, the Omnibus Plan, and no further equity-based awards will be made pursuant to the Option Plan as of the date of the Meeting.

The purpose of the Omnibus Plan is to, among other things, provide the Corporation with a share-related mechanism to attract, retain and motivate qualified directors, employees and consultants of the Corporation and its subsidiaries, to reward such of those directors, employees and consultants as may be granted awards under the Omnibus Plan from time to time for their contributions toward the long-term goals and success of the Corporation and to enable and encourage such directors, employees and consultants to acquire Common Shares as long-term investments and proprietary interests in the Corporation. All categories of persons mentioned herein shall be eligible to receive, hold, and benefit fully from any awards granted under the Omnibus Plan, subject to its terms and conditions.

Key Terms of the Omnibus Plan

A summary of the key terms of the Omnibus Plan is set out below, which is qualified in its entirety by the full text of the Omnibus Plan. A copy of the Omnibus Plan is attached to this Circular as Schedule “C”.

Common Shares Subject to the Omnibus Plan

Under the Omnibus Plan, a maximum of 20% of the issued Common Shares being outstanding from time to time shall be reserved for the grant of awards. The Omnibus Plan provides, subject to the adjustment provisions provided for therein (including a subdivision or consolidation of Common Shares), that the total number of Common Shares that may be issued upon the exercise or settlement of options shall not exceed 10% of the Corporation’s total issued and outstanding Common Shares from time to time. Similarly, the total number of Common Shares that may be issued upon the exercise or settlement of RSUs, DSUs and PSUs is also limited to 10% of the Corporation’s total issued and outstanding Common Shares from time to time.

Administration of the Omnibus Plan

The Omnibus Plan shall be administered and interpreted by the Board of Directors or, if the Board of Directors by resolution so decides, by a committee or Board of Directors appointed by the Board of Directors. The Board of Directors is authorized to make determinations and take steps and actions in connection with the proper administration and operations of the Omnibus Plan as it may deem necessary or advisable. The Board of Directors may delegate to a committee of the Board of Directors the authority to perform such functions, in whole or in part. Any such delegation by the Board of Directors may be revoked at any time at the sole discretion of the Board of Directors. The interpretation, administration, construction and application of the Omnibus Plan, or by any officer, manager, committee or any other person to which the Board of Directors delegated authority to perform such functions, shall be final and binding on the Corporation, its subsidiaries and all Participants.

Eligibility

In respect of a grant of options or RSUs, DSUs and PSUs any director, executive officer, employee, management company employee or consultant of the Corporation or any of its subsidiaries are eligible. Notwithstanding anything in the Omnibus Plan, the aggregate number of Common Shares a) issuable to insiders at any time under all of the Corporation’s security based compensation arrangements, shall not exceed 10% of the Corporation’s total issued and outstanding Common Shares; and b) issued to insiders within any one-year period, under all of the Corporation’s security based compensation arrangements, shall not exceed 10% of the Corporation’s total issued and outstanding Common Shares.

Types of awards

Awards of options, RSUs, DSUs and PSUs may be made under the Omnibus Plan. All of the awards described below are subject to the conditions, limitations, restrictions, exercise price, vesting, settlement and forfeiture provisions determined by the Board of Directors, in their sole discretion, subject to such limitations provided in the Omnibus Plan, and will generally be evidenced by an award agreement, which award agreement may include an expiry date for a specific award. In addition, subject to the limitations provided in the Omnibus Plan and in accordance with applicable law, the Board of Directors may accelerate the vesting or payment of awards, cancel or modify outstanding awards, and waive any condition imposed with respect to awards or Common Shares issued pursuant to awards. Subject to prior acceptance of the TSX, the Board of Directors may, from time to time, subject to the provisions of the Omnibus Plan and such other terms and conditions as the Board of Directors may prescribe, grant other share-based awards to any Participant.

Options

An option is granted by the Corporation to a Participant entitling such Participant to acquire a designated number of Common Shares from the treasury at the Option Price (as defined hereunder), but subject to the provisions in the Omnibus Plan. Subject to the provisions set forth in the Omnibus Plan and any shareholder or regulatory approval which may be required, the Board of Directors shall, from time to time by resolution, in its sole discretion, (i) designate the eligible Participants who may receive options under the Omnibus Plan, (ii) fix the number of options, if any, to be granted to each Participant and the date or dates on which such options shall be granted (iii) determine the price per Common Share to be payable upon the exercise of each such option (the “Option Price”) and the relevant vesting provisions (including performance criteria, if applicable) and the Option Term (as defined hereinafter), the whole subject to the terms and conditions prescribed in the Omnibus Plan or in any Option Agreement (as defined hereinafter), and any applicable rules of the TSX.

The Option Price for Common Shares that are the subject of any option shall be determined and approved by the Board of Directors when such option is granted but shall not be less than the Market Price of such Common Shares at the time of the grant. “Market Price” at any date in respect of the Common Shares shall be determined as follows: a) if the Common Shares are then listed on the TSX, then the Market Price shall be the volume weighted average price of the Common Shares on the TSX for the five trading days immediately preceding such date; b) if the Common Shares are not so listed on an established stock exchange, the average of the closing “bid” and “asked” prices quoted by the OTC Markets, the National Quotation Bureau, or any comparable reporting service on such date or, if there are no quoted “bid” and “asked” prices on such date, on the next preceding date for which there are such quotes for a Common Share; and c) if the Common Shares are not publicly traded as of such date, the per share value of one Common Share, as determined by the Board of Directors, by applying principles of valuation with respect thereto.

The Board of Directors shall determine, at the time of granting the particular option, the period during which the option is exercisable, which shall not be more than ten (10) years from the date the option is granted (“Option Term”). Unless otherwise determined by the Board of Directors, all unexercised options shall be cancelled at the expiry of such options.

Options shall be evidenced by an option agreement (the “Option Agreement”). The Option Agreement shall contain such terms that may be considered necessary in order that the Option will comply with any provisions respecting options in the income tax or other laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the Corporation.

Restricted Share Units and Performance Share Units

A share unit is an award in the nature of a bonus for services rendered, or for future services to be rendered, and that, upon settlement, entitles the recipient Participant to acquire Common Shares pursuant and subject to such restrictions and conditions on vesting as the Board of Directors may determine at the time of the grant, unless such share unit expires prior to being settled. Restrictions and conditions on vesting conditions may, without limitation, be based on the passage of time during continued employment (or other service relationship), in which case the award is what is commonly referred to as a “Restricted Share Unit” or “RSU”, the achievement of specified performance criteria, in which case the award is what is commonly referred to as a “Performance Share Unit” or “PSU”, or both.

The Board of Directors shall, in its sole discretion, (i) designate the Participants who may receive RSUs or PSUs under the Omnibus Plan, (ii) fix the number of RSUs or PSUs, if any, to be granted to each Participant and the date or dates on which such RSUs or PSUs shall be granted (iii) determine the relevant conditions, vesting provisions (including the applicable performance period and performance criteria, if any) and Restriction Period (as defined hereinafter) of such RSUs or PSUs, and (iv) any other terms and conditions applicable to the granted RSUs or PSUs, which need not be identical, subject to the terms and conditions prescribed in the Omnibus Plan and in any RSU agreement or PSU agreement.

Subject to the vesting and other conditions and provisions in the Omnibus Plan and in the RSU agreement or PSU agreement, each RSU or PSU shall, upon vesting, be settled for (i) one Common Share, (ii) the cash equivalent of one Common Share calculated by multiplying the number of RSUs or PSUs by the Marlet Price per Common Share, or (iii) any combination of the foregoing.

The grant of a RSU or PSU by the Board of Directors shall be evidenced by a RSU agreement or PSU agreement. Such agreements shall be subject to all applicable terms and conditions of the Omnibus Plan and may be subject to any other terms and conditions (including without limitation any recoupment, reimbursement or clawback compensation policy as may be adopted by the Board of Directors from time to time) which are not inconsistent with the Omnibus Plan and which the Board of Directors deems appropriate for inclusion in a RSU agreement or a PSU agreement. The provisions of the various RSU agreements or PSU agreements issued under the Omnibus Plan need not be identical.

Subject to the discretion of the Board of Directors, RSUs will generally vest in their entirety on the third anniversary of the date of grant and no settlement date for any RSU shall occur, and no Common Share shall be issued or cash payment shall be made in respect of any RSU, any later than the final Business Day of the third calendar year following the year in which the RSU is granted . The RSUs may vest according to time criteria and the PSUs on performance criteria. The RSUs that are subject to the time vesting condition shall be deemed to have been 100% satisfied if the Participant rendered services to the Corporation and/or a subsidiary on the date specified in the RSU agreement. The Board of Directors shall have sole discretion to determine if any performance criteria and/or other vesting conditions with respect to a PSU, and as contained in the PSU agreement governing such PSU, have been met and shall communicate to a Participant as soon as reasonably practicable when any such applicable vesting conditions or performance criteria have been satisfied and the RSUs or the PSUs have vested (the “Vesting Date”).

Deferred Share Units

A DSU is an award in the nature of a deferral of payment for services rendered, or for future services to be rendered, and that, upon settlement, entitles the recipient Participant to acquire Common Shares, unless such DSU expires prior to being settled. DSUs shall only vest, and a Participant is only entitled to redemption of a DSU, when the Participant ceases to be a director, officer, consultant or employee of the Corporation for any reason, including termination of employment or consulting services, retirement or death.

The Board of Directors shall, in its sole discretion, (i) designate the Participants who may receive DSUs under the Omnibus Plan, (ii) fix the number of DSUs, if any, to be granted to each Participant and the date or dates on which such DSUs shall be granted, and (iii) any other terms and conditions applicable to the granted DSUs. Subject to the vesting and other conditions and provisions in the Omnibus Plan and in any DSU agreement (as such term is defined in the Omnibus Plan), each DSU shall, upon vesting, be settled for (i) one Common Share, (ii) the cash equivalent of one Common Share calculated by multiplying the number of DSUs by the Marlet Price per Common Share, or (iii) any combination of the foregoing.

The grant of a DSU by the Board of Directors shall be evidenced by a DSU agreement. Such DSU agreement shall be subject to all applicable terms and conditions of the Omnibus Plan and may be subject to any other terms and conditions (including without limitation any recoupment, reimbursement or clawback compensation policy as may be adopted by the Board of Directors from time to time) which are not inconsistent with the Omnibus Plan and which the Board of Directors deems appropriate for inclusion in a DSU agreement. The provisions of the various DSU agreements issued under the Omnibus Plan need not be identical.

DSUs will be fully vested on the Termination Date (as such term is defined in the Omnibus Plan) of the applicable Participant but shall not be payable to the Participant until such Participant’s settlement date and following the delivery of a Redemption Notice to the Corporation, in accordance with the terms of the Omnibus Plan.

A Participant can elect, from time to time but never during a Blackout Period, to receive an award of DSUs in lieu of cash remuneration in respect of his/her annual board retainer, committee retainer and/or meeting fees (or any portion thereof) by delivering an Election Notice (as such term is defined in the Omnibus Plan to the Corporation, in accordance with the terms of the Omnibus Plan.

Dividend Equivalents

Unless otherwise determined by the Board of Directors and set forth in the particular Award Agreement, as part of a Participant’s grant of DSUs, PSUs or RSUs (as applicable) and in respect of the services provided by the Participant for such original grant, DSUs, PSUs and RSUs (as applicable) shall be credited with Dividend Equivalents (as such term is defined in the Omnibus Plan) in the form of additional DSUs, PSUs or RSUs, as applicable, as of each dividend payment date in respect of which normal cash dividends are paid on Common Shares.

Blackout Periods

In the event that an award expires during a Blackout Period (as such term is defined in the Omnibus Plan) or within ten (10) business days after the expiry of a Blackout Period, the expiry of such award will be automatically extended to the date that is 10 business days after the expiry of the Blackout Period. Notwithstanding anything else herein contained, the ten (10) Business Day period referred to in this section may not be further extended by the Board.

Termination of Employment or Services

Each award shall be subject to the following conditions:

a.	Termination for Cause/Resignation. Upon a Participant ceasing to be an eligible Participant for Cause (as such term is defined in the Omnibus Plan) or as a result of his or her resignation from the Corporation or a subsidiary, any vested or unvested award granted to such Participant shall terminate automatically and become void immediately. For the purposes of the Omnibus Plan, the determination by the Corporation that the Participant was discharged for Cause shall be binding on the Participant. “Cause” shall include, among other things, gross misconduct, theft, fraud, breach of confidentiality or breach of the Corporation’s codes of conduct and any other reason determined by the Corporation to be cause for termination.

b.	Termination not for Cause. Upon a Participant ceasing to be an eligible Participant as a result of his or her employment or service relationship with the Corporation or a subsidiary being terminated without Cause, (i) any unvested award granted to such Participant shall terminate and become void immediately, and (ii) any vested award granted to such Participant may be exercised by such Participant. Unless otherwise determined by the Board of Directors, in its sole discretion, such award shall only be exercisable within the earlier of (i) the expiry date or (ii) one year after the Termination Date, after which the award will expire. For greater certainty, no awards shall vest following the date upon which a Participant ceases to be an eligible Participant for any reason, unless otherwise approved by the Board of Directors.

c.	Retirement. Where a Participant’s employment, consulting agreement or arrangement is terminated due to retirement, then any award held by the Participant that has not vested as of the date of such retirement shall continue to vest in accordance with its terms and may be exercised or surrendered to the Corporation by the Participant at any time during the period that terminates on the earlier of: (i) the expiry date of such award; and (ii) the first anniversary of the Participant’s date of retirement. Any award that remains unexercised or has not been surrendered to the Corporation by the Participant shall be immediately forfeited upon the termination of such period. Notwithstanding the foregoing, if, following his or her retirement, the Participant commences employment, consulting or otherwise as a service provider to any person that carries on or proposes to carry on a business competitive with the Corporation or any of its subsidiaries (the “Commencement Date”), any award held by the Participant that has not been exercised as of the Commencement Date shall be immediately forfeited and cancelled as of the Commencement Date;

d.	Disability. Upon a Participant ceasing to be an eligible Participant by reason of disability, any unvested award as of the date of the disability of such Participant shall continue to vest in accordance with its terms and may be exercised or surrendered to the Corporation by the Participant at any time during the period that terminates on the earlier of: (i) the expiry date of such award and (ii) the first anniversary of the Participant’s date of disability.

e.	Death. Upon a Participant ceasing to be an eligible Participant by reason of death, then any award held by the Participant that has not vested as of the date of the death of such Participant shall vest on such date and may be exercised or surrendered to the Corporation by the Participant at any time during the period that terminates on the earlier of: (i) the expiry date of such award; and (ii) the first anniversary of the date of the death of such Participant. Any award that remains unexercised or has not been surrendered to the Corporation by the Participant shall be immediately forfeited upon the termination of such period. The entitlement to make a claim by heirs/administrators must not exceed one year from the Participant’s death

f.	Leave of Absence. Upon a Participant electing a voluntary leave of absence of more than twelve (12) months, including maternity and paternity leaves, the Board of Directors may determine, at its sole discretion but subject to applicable laws, that such Participant’s participation in the Omnibus Plan shall be terminated, provided that all vested options in the Participant’s account shall remain outstanding and in effect until the applicable exercise date, or an earlier date determined by the Board of Directors at its sole discretion.

Change in Control

Except as may be set forth in an employment agreement, award agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant, the Board of Directors may, without the consent of any Participant, take such steps as it deems necessary or desirable, including to cause: (i) subject to prior acceptance of the TSX where applicable, the conversion or exchange of any outstanding awards into or for, rights or other securities of substantially equivalent value, as determined by the Board of Directors in its discretion, in any entity participating in or resulting from a Change in Control; (ii) outstanding awards to vest and become exercisable, realizable, or payable, or restrictions applicable to an award to lapse, in whole or in part prior to or upon consummation of such Change in Control, and, to the extent the Board of Directors determines, terminate upon or immediately prior to the effectiveness of such Change in Control provided that such Participant ceases to be an eligible Participant under this Omnibus Plan upon such Change of Control; (iii) subject to prior acceptance by the TSX, the termination of an award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise or settlement of such award or realization of the Participant’s rights as of the date of the occurrence of the transaction net of any exercise price payable by the Participant (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the Board of Directors determines in good faith that no amount would have been attained upon the exercise or settlement of such award or realization of the Participant’s rights net of any exercise price payable by the Participant, then such award may be terminated by the Corporation without payment); (iv) subject to prior acceptance by the TSX, the replacement of such award with other rights or property selected by the Board of Directors in its sole discretion; or (v) subject to prior acceptance by the TSX, any combination of the foregoing. In taking any of the actions permitted hereunder, the Board of Directors will not be required to treat all awards similarly in the transaction.

A “Change in Control” means the occurrence of any one or more of the following events: (i) any transaction at any time and by whatever means pursuant to which any person or any group of two or more persons acting jointly or in concert (other than the Corporation or a wholly owned subsidiary of the Corporation) hereafter acquires the direct or indirect beneficial ownership of, or acquires the right to exercise control or direction over, securities of the Corporation representing more than 50% of the then issued and outstanding voting securities of the Corporation, including, without limitation, as a result of a takeover bid, an exchange of securities, an amalgamation of the Corporation with any other entity, an arrangement, a capital reorganization or any other business combination or reorganization; (ii) the sale, assignment or other transfer of all or substantially all of the consolidated assets of the Corporation to a person other than a wholly owned subsidiary of the Corporation; (iii) the dissolution or liquidation of the Corporation, other than in connection with the distribution of assets of the Corporation to one or more persons who were wholly owned subsidiaries of the Corporation prior to such event; (iv) the occurrence of a transaction requiring approval of the Corporation’s shareholders whereby the Corporation is acquired through consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any other person (other than a short form amalgamation or exchange of securities with a wholly owned subsidiary of the Corporation); (v) subject to the prior acceptance of the TSX, any other event which the Board of Directors determines to constitute a change in control of the Corporation; or (vi) individuals who comprise the Board of Directors as of the last annual meeting of shareholders of the Corporation (the “Incumbent Board”) for any reason cease to constitute at least a majority of the members of the Board of Directors, unless the election, or nomination for election by the Corporation’s Shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, and in that case such new director shall be considered as a member of the Incumbent Board; provided that, notwithstanding clauses (i), (ii), (iii) and (iv) above, a Change in Control shall be deemed not to have occurred pursuant to clauses (i), (ii), (iii) or (iv) above if immediately following the transaction set forth in clause (i), (ii), (iii) or (iv) above: (A) the holders of securities of the Corporation that immediately prior to the consummation of such transaction represented more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors of the Corporation hold (x) securities of the entity resulting from such transaction (including, for greater certainty, the person succeeding to assets of the Corporation in a transaction contemplated in clause (ii) above) (the “Surviving Entity”) that represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees (“voting power”) of the Surviving Entity, or (y) if applicable, securities of the entity that directly or indirectly has beneficial ownership of 100% of the securities eligible to elect directors or trustees of the Surviving Entity (the “Parent Entity”) that represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees of the Parent Entity, and (B) no person or group of two or more persons, acting jointly or in concert, is the beneficial owner, directly or indirectly, of more than 50% of the voting power of the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) (any such transaction which satisfies all of the criteria specified in clauses (A) and (B) above being referred to as a “Non-Qualifying Transaction” and, following the Non-Qualifying Transaction, references in this definition of “Change in Control” to the “Corporation” shall mean and refer to the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) and, if such entity is a company or a trust, references to the “Board of Directors” shall mean and refer to the board of directors or trustees, as applicable, of such entity).

Non-Transferability of awards

To the extent that certain rights may pass to a beneficiary or legal representative upon death of a Participant by will or as required by law, no assignment or transfer of awards, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such awards or under the Omnibus Plan whatsoever in any assignee or transferee and immediately upon any assignment or transfer, or any attempt to make the same, such awards will terminate and be of no further force or effect.

Amendments to the Omnibus Plan

The Board of Directors may from time to time, without notice and without approval of the holders of voting shares of the Corporation, amend, modify, change, suspend or terminate the Omnibus Plan or any awards granted pursuant to the Omnibus Plan as it, in its discretion, determines appropriate, provided, however, that: (i) no such amendment, modification, change, suspension or termination of the Omnibus Plan or any awards granted hereunder may materially impair any rights of a Participant or materially increase any obligations of a Participant under the Omnibus Plan without the consent of the Participant, unless the Board of Directors determines such adjustment is required or desirable in order to comply with any applicable securities laws or TSX requirements; and (ii) any amendments to the Omnibus Plan or to any awards granted pursuant to the Omnibus Plan are subject to TSX approval (including such amendments that do not otherwise trigger approval of the holders of voting shares of the Corporation).

The Board of Directors shall be required to obtain shareholder approval to make the following amendments:

a.	a reduction in the exercise price or purchase price under an Award benefiting an Insider of the Corporation;

b.	an extension of the term, under an Award benefiting an Insider of the Corporation;

c.	any amendment to remove or to exceed the insider participation limit as described in the Omnibus Plan;

d.	an increase to the maximum number of Common Shares issuable, either as a fixed number or a fixed percentage of the Corporation’s outstanding capital represented by such Common Shares; and

e.	amendments to an amending provision of the Omnibus Plan.

Without limitation, the Board of Directors may, without Shareholder approval, at any time or from time to time amend the Omnibus Plan or any Awards for the purposes of, without limitation:

a.	making any amendments to the general vesting provisions of each Award;

b.	making any amendments to add covenants of the Corporation for the protection of Participants, as the case may be, provided that the Board of Director shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Participants, as the case may be;

c.	making any amendments not inconsistent with the Omnibus Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board of Directors, having in mind the best interests of the Participants, it may be expedient to make, including amendments that are desirable as a result of changes in law in any jurisdiction where a Participant resides, provided that the Board of Directors shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Participants and Directors; or

d.	making such changes or corrections which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Board of Directors shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Participants.

Approval of the Omnibus Plan

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving the Omnibus Plan (the “Omnibus Plan Resolution”).

In order to be passed, the Omnibus Plan Resolution requires the approval of a majority of the votes cast thereon by the Shareholders present in person or represented by proxy at the Meeting. The Board of Directors of the Corporation unanimously recommend that Shareholders vote in favour of the Omnibus Plan Resolution.

Unless the Shareholders provide instruction to the contrary or in the absence of specific instruction in this respect, the persons named as proxyholders in the proxy form for the Meeting intend to vote FOR the adoption of the resolution, the text of which is set out in Schedule “A” of the Circular.

APPROVAL OF STOCK OPTION GRANTS

In accordance with the requirements of the TSX, Shareholders are asked to approve the grants of an aggregate of 1,922,500 stock options representing if exercised, 1.25% of all the issued and outstanding Common Shares of the Corporation, made to certain directors, senior officers and employees of the Corporation prior to the formal approval of the Omnibus Plan (the “Standalone Options”) which is also being submitted to shareholders for approval at this Meeting. The Standalone Options are subject to the terms described in the table hereunder, are not assignable and non-transferable unless by legacy or inheritance and will terminate if a Participant ceases to be a Participant upon his/her death, resignation or termination of the employment or consultant agreement before the expiry date. The exercise price of the Standalone Options was fixed using the closing price of the Common Shares on the TSX the day before the grant of the Standalone Options. The Board of Directors granted the Standalone Options based on the terms and conditions of the Option Plan. These Standalone Options cannot be exercised until such time that Shareholders have approved the grants. If the resolution for the approval of the Standalone Options is adopted, the Standalone Options shall continue to be outstanding as awards granted under and subject to the terms of the Omnibus Plan in accordance with their existing terms described in this section. Should Shareholders do not approve the Omnibus Plan but approve the Standalone Options, the Standalone Options will continue to be outstanding according to its own terms. These Standalone Options cannot vest and be exercised until such time that Shareholders have approved the grants. Should Shareholders fail to approve the Standalone Options, these Standalone Options will be cancelled forthwith.

The following Standalone Options were granted to directors, officers and employees of the Corporation in compliance with TSX policies:

Position	Number of Options Granted	Exercise Price	Grant Date	Expiry Date	Vesting Dates
Directors	212,500	$2.14	April 1st, 2025	April 1st, 2030	April 1st, 2026: 106,250 April 1st, 2027: 106,250
Officers	700,000	$2.14	April 1st, 2025	April 1st, 2030	April 1st, 2026: 350,000 April 1st, 2027: 350,000
Employees	1,010,000	$2.14	April 1st, 2025	April 1st, 2030	April 1st, 2026: 505,000 April 1st, 2027: 505,000

To be validly adopted, the resolution, must be adopted by a majority of the votes cast by disinterested Shareholders present or represented by proxyholder at the Meeting. All the directors and the officers of the Corporation beneficiaries of the Standalone Options holding, directly or indirectly 19,648,803 Common Shares of the Corporation cannot vote on the resolution.

Unless the Shareholders provide instruction to the contrary or in the absence of specific instruction in this respect, the persons named as proxyholders in the proxy form for the Meeting intend to vote FOR the adoption of the resolution, the text of which is set out in Schedule “B” of the Circular.

C.          NAMED EXECUTIVE OFFICER AND DIRECTOR COMPENSATION

OVERSIGHT AND DESCRIPTION OF NAMED EXECUTIVE OFFICER AND DIRECTOR COMPENSATION

NAMED EXECUTIVE OFFICERS

Compensation Discussion and Analysis

General

The named executive officers are the President and Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, the Vice-President, Sales and Marketing, and the Vice-President Legal Affairs and Corporate Secretary (collectively, the “Named Executive Officers”).

The members of the Human Resources Committee are required to consult with and make recommendations to the board of directors of the Corporation (the “Board of Directors”) on compensation structure of the President and Chief Executive Officer of the Corporation, the Chief Financial Officer of the Corporation and the Chief Operating Officer of the Corporation (collectively, the “Executive Officers”) and compensation plan matters. The make-up of the Human Resources Committee, the determination as to whether the members are independent and a description of the responsibilities, powers and operations of the Human Resources Committee are set out under the section “Compensation Governance” in this Circular.

The Board of Directors, on recommendation of the Human Resources Committee, analyzes, reviews and determines the compensation structure of the Executive Officers. Regarding the analysis and determination of the other Named Executive Officers, it is delegated by the Board of Directors to the President and Chief Executive Officer, which follows the remuneration practices detailed below.

The Named Executive Officers’ compensation has been established with a view to attracting and retaining executives critical to the Corporation’s short and long-term success with a need to attract and retain experienced executives able to bring the Corporation to its commercial stage and in operations.

In the fiscal year ended December 31, 2024, the Human Resources Committee mandated and retained the services of Gallagher Québec Compensation Inc. (“Gallagher”), an independent consulting firm, to conduct a compensation benchmarking analysis for the Named Executive Officers. The mandate includes assessing the industry and recommend a peer group, as well as to develop a compensation strategy for the Corporation’s upcoming hiring needs to support the execution of its business strategy. As of the date of this Circular, the Human Resources Committee’s work with Gallagher is continuing, and no official recommendation has been made to the Board of Directors for approval. Until then, the compensation of the Named Executive Officers is aligned annually with the relevant regional salary increases and may be adjusted in accordance with the terms of such Named Executive Officers’ employment.

Gallagher’s fees were $36,775 for services rendered during the fiscal year ended December 31, 2024 in connection with the benchmarking analysis mandate and other compensation-related services for the Corporation’s compensation strategy.

Within the context of the overall objectives of the Corporation’s compensation practices, the Corporation determined the specific amounts of compensation earned by each Named Executive Officer for the fiscal years ended December 31, 2022, December 31, 2023 and December 31, 2024, as applicable, based on a number of factors, including (i) the Corporation’s understanding of the compensation typically offered to executives in comparable roles and responsibilities at similarly situated businesses, as well as those businesses from which the Corporation may recruit executives from, (ii) the Corporation’s executives’ performance during the fiscal year in general and as measured against predetermined corporate and individual performance goals, (iii) the roles and responsibilities of the Corporation’s executives, (iv) the individual experience and skills of, and expected contributions from the Corporation’s executives, (v) the amounts of compensation being earned by the Corporation’s other executives, and (vi) any other contractual commitments that the Corporation has made to its executives regarding compensation.

Base Compensation

In establishing the base compensation of the Named Executive Officers, the Corporation considers the base compensation and the market practices, including the base compensation as well as the mix compensation for executives in comparable roles and responsibilities at similarly situated businesses as well as businesses from which the Corporation may recruit from, including similar positions in the mining industry.

The Corporation entered into the President and CEO Agreement (as defined below) with its President and Chief Executive Officer on February 21, 2018, the CFO Agreement (as defined below) with its Chief Financial Officer on March 30, 2018, and the COO Agreement (as defined below) with its Chief Operating Officer on January 9, 2022, the Vice-President, Sales and Marketing Agreement (as defined below) with its Vice-President, Sales and Marketing on September 12, 2019, and the Vice-President, Legal Affairs and Corporate Secretary Agreement (as defined below) with its Vice-President, Legal Affairs and Corporate Secretary on September 6, 2022. The base compensation of such individuals reflects the base compensation that the Corporation negotiated with them. Such base compensation was also based on the experience and skills of, and expected contribution from, each Named Executive Officer, their roles and responsibilities and other factors. For 2024, the base compensation of each Named Executive Officer has been aligned with the relevant regional salary increase recommendation or may have been adjusted in accordance with the terms of such Named Executive Officers’ employment. Certain terms of the President and CEO Agreement, the CFO Agreement, the COO Agreement, the Vice-President, Sales and Marketing Agreement, and the Vice-President, Legal Affairs and Corporate Secretary Agreement are summarized under the section “Termination, Change of Control and Other Benefits” in this Circular.

Performance Bonus

The Named Executive Officers have an opportunity to earn an annual bonus based on corporate and individual performance in the context of the overall performance of the Corporation. Individual target bonuses, which are established by the Human Resources Committee, are between 25% and 50% of the base compensation of the Named Executive Officer. Bonuses granted to Executive Officers are recommended by the Human Resources Committee to the Board of Directors which ultimately approves the award of such bonuses and the ones to the other Named Executive Officers are recommended by the President and Chief Executive Officer.

Bonuses are primarily based upon performance, as measured against predetermined corporate and individual goals covering business development, ESG management and performance, as well as corporate and financial achievements. The primary objective of the Corporation’s bonus payments is to motivate and reward the Named Executive Officers for meeting the Corporation’s short-term objectives using a performance-based compensation program with objectively determinable goals that are specifically tailored for each of the Named Executive Officer. Bonuses are granted based on the achievement of criteria, which are established annually. Bonuses are established, among others, on the following criteria: milestones achieved to bring the projects to the commercial stage, financing, human resources, budget and cost control and permitting and development of projects. In addition, certain Named Executive Officers are eligible for bonuses payable upon the achievement of significant milestones in the progress of the major projects under their responsibility. These bonuses are paid in a lump sum based on the milestones and amounts established in employment contracts. For additional information regarding the grant of performance bonuses, please see the table included under the section “Named Executive Officer Summary Compensation Table” in this Circular. Please also refer to the section “Termination, Change of Control and Other Benefits” in this Circular.

Stock Options

The Corporation’s grant of stock options to its Named Executive Officers under the Option Plan is a method of compensation which is used to attract and retain personnel and to provide an incentive to participate in the long-term development of the Corporation and to increase Shareholder value. The relative emphasis of stock options for compensating Named Executive Officers will generally vary depending on the number of stock options that are outstanding from time to time. For the fiscal year ended December 31, 2024, the Corporation granted 262,500 stock options to directors of the Corporation, 2,200,000 stock options to the Named Executive Officers, 1,705,000 stock options to employees of the Corporation and 150,000 stock options to consultants of the Corporation.

The Corporation generally expects that future grants to Named Executive Officers should be based on the following factors: (i) the terms of the executive’s employment; (ii) the executive’s past performance; (iii) the executive’s anticipated future contribution; (iv) the prior stock options grants to such executive; (v) the percentage of outstanding equity owned by the executive; (vi) the level of vested and unvested stock options and (vii) the market practices and the executive’s responsibilities and performance.

The Corporation has not set specific target levels for the grant of stock options to Named Executive Officers, however this is part of Gallagher’s mandate to make recommendations to the Human Resources Committee in order to remain competitive. Generally, initial option-based awards are set in the Named Executive Officers’ employment agreements in accordance with the items set out in the previous paragraph, as applicable. The terms of such employment agreements are recommended by the Human Resources Committee and approved by the Board of Directors. Additional stock option grants will be recommended by the Human Resources Committee to the Board of Directors which ultimately has the responsibility to grant stock options. For a summary of the main terms of the Option Plan, see the section “Stock Option Plan” in this Circular.

Management of Risks

The Human Resources Committee and the Board of Directors periodically assess the implications of the risks associated with the Corporation’s compensation policies and practices. The Human Resources Committee maintains sufficient discretion and flexibility in implementing compensation decisions such that unintended consequences in remuneration can be minimized, while still being responsive to market influences in a competitive environment. The Human Resources Committee believes that the following elements, among others, mitigate the risks associated with the Corporation’s compensation program for its executives: (i) all material contracts and agreements have to be approved by the Board of Directors, (ii) the Board of Directors approves the annual and capital budget, and (iii) a significant portion of the compensation is based on the overall performance of the Corporation. The Human Resources Committee is satisfied that the Corporation’s policies and practices do not encourage any executive or individual to take inappropriate or excessive risks. In this respect, the Human Resources Committee has not identified risks arising from the executive compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

Performance Graph

The following chart compares the cumulative total return on a $100 investment in the Common Shares to the cumulative total return on the S&P/TSX Capped Materials and the S&P/TSX Composite Total Return Index from January 1st, 2020, to December 31, 2024. Effective as of March 24, 2021, the Corporation implemented the Consolidation on the basis of the Consolidation Ratio.

Performance Graph (5 years)
Nouveau Monde Graphite Inc vs. S&P/TSX
600
500
400
300
200
100
-
2020
2021
2022
2023
2024
Nouveau Monde Graphite Common share
S&P/TSX Capped Materials
S&P/TSX Composite

The amounts indicated in the graph above and in the chart below are as of December 31 in each of the year 2020, 2021, 2022, 2023 and 2024.

	January 1, 2020	December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2024
Nouveau Monde Graphite Common share	100	528.21	450.77	264.62	176.92	116.41
S&P/TSX Capped Materials	100	121.73	126.67	128.87	127.13	154.39
S&P/TSX Composite	100	101.95	124.11	113.36	122.56	144.61

As shown in the above performance graph, during the fiscal year ended December 31, 2024, the Corporation’s Common Share price underperformed compared to the S&P/TSX Capped Materials Index and the S&P/TSX Composite Index. The Corporation believes that this underperformance was largely due to weaker graphite prices, challenging environment for pre-revenue and large capital requirement companies, as well as a perception of a weaker environment for electric vehicle sales. Total Shareholder return increased by approximately 16% between January 1, 2020, and December 31, 2024. The Common Shares performance is also affected by a number of factors, including the Corporation’s performance and general market and economic conditions, many of which are beyond the control of the Corporation and the Named Executive Officers. Some of these risks are discussed under the section “Risk Factors” of the Corporation’s Annual Information Form dated March 31, 2025, which is available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Market price performance is not the only predictor or outcome of the success of the Corporation’s team, especially in the short term. The trend in overall compensation earned by the Named Executive Officers over the past three years has not directly tracked the performance of the market price of the Common Shares or the S&P/TSX Composite Index. Given the Corporation’s stage of development, the Corporation’s Common Share price is volatile and is currently not a significant factor in cash compensation consideration. It is one of many considerations that influence the Named Executive Officers’ compensation decisions. As a result, the factors considered by the Human Resources Committee or the President and Chief Executive Officer, as the case may be, and by the Board of Directors in determining compensation matters, such as the amount of compensation generally paid by similarly situated companies to their executive officers with similar roles and responsibilities, the Named Executive Officers’ performance, the roles and responsibilities of the Named Executive Officers, and the individual experience and skills of, and expected contributions from the Named Executive Officers, may not be significantly affected by the market price of the Common Shares. The value of long-term incentive compensation in the form of Options is influenced by the Corporation’s Common Share price performance.

Human Resources Committee

As of the date of this Circular, the Human Resources Committee consists of the three (3) following directors: Messrs. Arne H Frandsen, Daniel Buron, and James Scarlett. Mr. Buron and Mr. Scarlett are considered independent under the Regulation 52-110 respecting Audit Committees (the “Regulation 52-110”).

All the members of the Human Resources Committee have relevant experience to fulfill their responsibilities related to Named Executive Officers’ compensation, including making decisions and determinations as to the suitability of compensation policies and practices. Each member has held a number of executive management positions. All the members of the Human Resources Committee have experience in matters of executive compensation that is relevant to their responsibilities as members of such Committee by virtue of their respective professions and long-standing involvement with public companies. In connection with each member’s various responsibilities in such positions, each member of the Human Resources Committee strives to keep abreast of trends and developments affecting executive compensation.

For a description of the policies and practices adopted by the Board of Directors to determine the compensation of the Corporation’s directors and officers, see the section “Corporate Governance – Compensation” in this Circular.

The Human Resources Committee is responsible for assisting the Board of Directors in discharging its oversight responsibilities relating to the compensation and retention of Executive Officers having the skills and expertise needed to enable the Corporation to achieve its goals and strategies at a fair and competitive compensation, including appropriate performance incentives. The members of the Human Resources Committee are more specifically responsible for (i) reviewing the goals and objectives of the Corporation’s Executive Officers’ compensation plans and amending, or recommending that the Board amend, these goals and objectives if the Committee deems appropriate; (ii) having regard to the Corporation’s goals and objectives with respect to Executive Officers’ compensation plans, reviewing such plans and amending existing plans or adopting new plans, or recommending that the Board do so, if the Committee deems appropriate; (iii) having regard to the goals and objectives established by the Board, evaluating the President and Chief Executive Officer’s performance and, based on such evaluation, determining and recommending the President and Chief Executive Officer’s annual compensation, including, as appropriate, salary, bonus, incentive and equity compensation and, if it deems appropriate, discussing the President and Chief Executive Officer’s compensation with the Board; (iv) reviewing the evaluation process and compensation structure for the Corporation’s executive officers and making recommendations to the Board with respect to the compensation of the executive officers, including, as appropriate, salary, bonus, incentive and equity compensation; (v) assessing annually the competitiveness and appropriateness of the Corporation’s policies relating to the compensation of executive officers; (vi) reviewing and, if appropriate, recommending to the Board the approval of, any adoption, amendment and termination of the Corporation’s incentive and equity-based compensation plans and overseeing their administration, including discharging any duties imposed on the Board by any of those plans to the extent such duties may be delegated to the Committee; (vii) reviewing and recommending to the Board the employment contracts and other hiring or termination packages to be entered into with the President and Chief Executive Officer and other Executive Officers; and (viii) to the extent the Committee deems appropriate, overseeing the selection of any peer group used in determining compensation or any element of compensation.

The Human Resources Committee has the authority to retain the services of any compensation consultants to provide independent advice on executive compensation and related governance issues. The Human Resources Committee also has the authority to determine and pay the fees of such consultants. All compensation and non-compensation services provided by such independent advisors to the Corporation must be pre-approved by the Human Resources Committee or its chair.

NAMED EXECUTIVE OFFICERS SUMMARY COMPENSATION TABLE

The following table details all compensation earned by the Named Executive Officers of the Corporation for the fiscal years ended December 31, 2022, December 31, 2023, and December 31, 2024. Effective as of March 24, 2021, the Corporation implemented the Consolidation on the basis of the Consolidation Ratio. The numbers and prices of Common Shares and other information on securities convertible into Common Shares provided in this section are stated after giving effect to the Consolidation.

TABLE OF COMPENSATION
Non-Equity Incentive Plan Compensation ($)
Name and Position	Year	Salary ($)	Share- Based Awards ($)	Option- Based Awards (4) ($)	Annual Incentive Plans (5)	Long- Term Incentive Plans	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Eric Desaulniers, President, Chief Executive Officer and Director(1)	2021 2022 2023 2024	425,000 460,000 460,000 476,100	N/A N/A N/A N/A	1,428,476 755,918 647,137 2,075,837	276,250 299,000 299,000 238,050	N/A N/A N/A N/A	N/A N/A N/A N/A	N/A N/A N/A N/A	2,129,726 1,514,918 1,406,137 2,789,987
Charles-Olivier Tarte, Chief Financial Officer	2021 2022 2023 2024	325,000 335,000 335,000 390,000	N/A N/A N/A N/A	714,238 377,959 520,523 1,245,502	178,750 230,750 184,250 156,000	N/A N/A N/A N/A	N/A N/A N/A N/A	N/A N/A N/A N/A	1,217,988 943,709 1,039,773 1,791,502
Bernard Perron, Chief Operating Officer(2)	2021 2022 2023 2024	– 369,231 400,000 414,000	– N/A N/A N/A	– 1,211,050 520,523 1,245,502	– 275,000 220,000 165,600	– N/A N/A N/A	– N/A N/A N/A	– N/A N/A N/A	– 1,855,281 1,140,523 1,825,102
Josée Gagnon, Vice-President, Legal Affairs and Corporate Secretary(3)	2021 2022 2023 2024	– 55,769 290,000 300,150	– N/A N/A N/A	– 202,422 112,546 207,584	– 18,100 74,313 90,045	– N/A N/A N/A	– N/A N/A N/A	– N/A N/A N/A	– 276,292 476,858 597,779
Patrice Boulanger, Vice-President, Sales and Marketing	2021 2022 2023 2024	241,500 255,990 285,000 294,975	N/A N/A N/A N/A	72,375 377,959 225,091 207,584	65,658 76,797 71,606 86,649	N/A N/A N/A N/A	N/A N/A N/A N/A	N/A N/A N/A N/A	379,533 710,746 581,697 589,208

Notes:

(1)	Mr. Desaulniers, who is also a director of the Corporation, is not being compensated for the services delivered as such.

(2)	Mr. Perron was appointed as Chief Operating Officer of the Corporation on January 17, 2022. For the fiscal year 2022, this therefore represents the salary that was earned by him for the period from January 17, 2022, to December 31, 2022, based on an annual base salary of $400,000.

(3)	Ms. Gagnon was appointed as Vice-President, Legal Affairs and Corporate Secretary of the Corporation on October 11, 2022. For the fiscal year 2022, this therefore represents the salary that was earned by her for the period from October 11, 2022, to December 31, 2022, based on an annual base salary of $290,000.

(4)	The amounts provided in this column represent the dollar amount based on the fair value of the stock options granted to the Named Executive Officers under the Option Plan on the grant date for the covered fiscal year. During fiscal year ended December 31, 2024, Messrs. Desaulniers, Tarte, Perron, Boulanger, and Ms. Gagnon were granted on April 1, 2024, 1,000,000 stock options, 600,000 stock options, 600,000 stock options, 100,000 stock options, and 100,000 stock options, respectively. The grant date fair value of the awards was $3.12 for Messrs. Desaulniers, Tarte, Perron, Boulanger and Ms. Gagnon stock options granted on April 1, 2024. The fair value of the awards is the same as the fair value determined for accounting purposes. The values indicated in the table reflect the estimated fair value of the stock options on the date of grant. They do not represent cash received by the optionees, and the actual value realized upon the future vesting and exercise of such stock options may be less, equal to zero or greater than the grant date fair value indicated in the table above. The Black-Scholes method has been used in calculating the grant date fair value of the option-based awards. The Black-Scholes method is used to estimate the grant date fair value of option-based awards because it is the most used share-based award pricing model and is considered to produce a reasonable estimate of fair value. The grant date fair value of the stock options was estimated using the Black-Scholes option pricing model with the following assumptions:

Assumptions	May 25, 2021	November 17, 2021	January 24, 2022	March 28, 2022	November 14, 2022	May 12, 2023	April 1, 2024
Risk-Free Interest Rate	0.87%	1.47%	1.62%	2.44%	3.25%	2.91%	3.54%
Expected Life (In Years)	5	5	5	5	5	5	5
Expected Volatility	68%	72%	74%	74%	74%	69%	81%
Grant Date Fair Value ($)	9.52	4.83	5.38	5.04	4.05	2.81	2.08

(5)	The amounts provided in this column represent the payment of annual cash incentive bonuses by the Corporation in reward of objectives achieved by the Named Executive Officers in respect of the applicable fiscal year. In addition, during the fiscal year 2022, Mr. Perron received a bonus upon the achievement of a significant milestone, as predetermined in the COO Agreement. The annual cash incentive bonuses are generally paid following the end of the applicable fiscal year. Please also refer to the section “Termination, Change of Control and Other Benefits” in this Circular.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

The following table lays out, for each Named Executive Officer, all awards outstanding as of the end of the fiscal year ended December 31, 2024. This table also includes awards granted before the most recent fiscal year of the Corporation. Effective as of March 24, 2021, the Corporation implemented the Consolidation on the basis of the Consolidation Ratio. The numbers and prices of Common Shares and other information on securities convertible into Common Shares provided in this section are stated after giving effect to the Consolidation.

	Options-Based Awards				Share-Based Awards
Name and Position	Date of Issue or Grant (m/d/y)	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date (m/d/y)	Value of Unexercised in-the- Money Options ($)(1)	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share- Based Awards that Have Not Vested ($)	Market or Payout Value of Vested Share- Based Awards not Paid out or Distributed ($)
Eric Desaulniers, President, Chief Executive Officer and Director	09/02/2020 05/25/2021 03/28/2022 05/12/2023 04/01/2024	300,000 150,000 150,000 230,000 1,000,000	1.85 16.84 8.20 4.77 3.12	09/02/2025 05/24/2026 03/28/2027 05/12/2028 04/01/2029	126,000 Nil Nil Nil Nil	N/A	N/A	N/A
Charles-Olivier Tarte, Chief Financial Officer	09/02/2020 05/25/2021 03/28/2022 05/12/2023 04/01/2024	150,000 75,000 75,000 185,000 600,000	1.85 16.84 8.20 4.77 3.12	09/02/2025 05/24/2026 03/28/2027 05/12/2028 04/01/2029	63,000 Nil Nil Nil Nil	N/A	N/A	N/A
Bernard Perron, Chief Operating Officer	01/24/2022 05/12/2023 04/01/2024	225,000 185,000 600,000	8.87 4.77 3.12	01/23/2027 05/12/2028 04/01/2029	Nil Nil Nil	N/A	N/A	N/A
Josée Gagnon, Vice-President, Legal Affairs and Corporate Secretary	11/14/2022 05/12/2023 04/01/2024	50,000 40,000 100,000	6.48 4.77 3.12	11/14/2027 05/12/2028 04/01/2029	Nil Nil Nil	N/A	N/A	N/A
Patrice Boulanger, Vice-President, Sales and Marketing	10/01/2020 11/17/2021 03/28/2022 05/12/2023 04/01/2024	15,000 15,000 75,000 80,000 100,000	2.40 8.08 8.20 4.77 3.12	10/01/2025 11/17/2026 03/28/2027 05/12/2028 04/01/2029	Nil Nil Nil Nil Nil	N/A	N/A	N/A

Note:

(1)	The value of the unexercised vested in-the-money options at fiscal year-end represents the difference between the closing price of the Common Shares on the Exchange as of December 31, 2024 ($2.27) and the respective exercise price of the stock options. This value has not been, and may never be, realized. The actual gain, if any, will depend on the stock price on the dates, if any, on which the stock options are exercised.

Value Vested or Earned During the Year

The following table lays out, for each Named Executive Officer, the value vested of all awards as well as the value earned during the fiscal year ended December 31, 2024. Effective as of March 24, 2021, the Corporation implemented the Consolidation on the basis of the Consolidation Ratio. The numbers and prices of Common Shares and other information on securities convertible into Common Shares provided in this section are stated after giving effect to the Consolidation.

Name and Position	Option-Based Awards – Value Vested During the Year ($)(1)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)(2)
Eric Desaulniers, President, Chief Executive Officer and Director	N/A	N/A	238,050
Charles-Olivier Tarte, Chief Financial Officer	N/A	N/A	156,000
Bernard Perron, Chief Operating Officer	N/A	N/A	165,600
Josée Gagnon, Vice-President, Legal Affairs and Corporate Secretary	N/A	N/A	90,045
Patrice Boulanger, Vice-President, Sales and Marketing	N/A	N/A	86,649

Notes:

(1)	The value of the vested options at fiscal year-end represents the aggregate dollar value that would have been realized if the stock options had been exercised on their respective vesting dates, based on the difference between the market (closing) price of the Common Shares on the date of vesting and the exercise price payable in order to exercise the stock options.

(2)	The value of the non-equity incentive plan compensation at fiscal year-end represents the amounts earned as an annual incentive plan bonus in respect of the fiscal year ended December 31, 2024, and corresponds to the amounts disclosed in the “Table of Compensation” above.

TERMINATION, CHANGE OF CONTROL AND OTHER BENEFITS

Eric Desaulniers

The Corporation entered into an employment agreement with Mr. Eric Desaulniers on February 21, 2018, pursuant to which the terms of his employment as President and Chief Executive Officer of the Corporation were confirmed (the “President and CEO Agreement”). The President and CEO Agreement provides for an indeterminate term. Pursuant to the President and CEO Agreement, Mr. Desaulniers is entitled to receive an annual base salary as well as an annual bonus of up to 25% of his annual base salary, subject to the attainment of certain objectives set by the Board of Directors. At the discretion of the Board of Directors, in the event Mr. Desaulniers exceptionally surpasses the objectives set by the Board of Directors, Mr. Desaulniers could be awarded an annual bonus of up to 50% of his annual base salary. To reward the achievement of certain corporate, strategic and business objectives for the fiscal year ended December 31, 2024, including (i) the successful negotiation of strategic commercial agreements, including the offtake agreement with Panasonic Energy Co., Ltd. and the supply agreement with General Motors Holding LLC, (ii) the successful negotiation of financing agreements with Panasonic, GM, Mitsui and Pallinghurst, (iii) the successful negotiation of financing agreements with Investissement Quebec and Canada Growth Fund, (iv) the signature of the impact and benefit agreement with the Manawan of Atikamekw, and (v) the advancement of commitments and targets related to key ESG matters, the Board of Directors granted Mr. Desaulniers a bonus representing 50% of his annual base salary for fiscal year ended December 31, 2024. Mr. Desaulniers is also entitled to stock options that may be granted, from time to time, by the Board of Directors under compensation plans.

The Corporation may terminate without a serious reason the President and CEO Agreement by giving Mr. Desaulniers a twelve-month (12) written notice. Similarly, any substantial alteration in working conditions warrants the same notice period. In the event the President and CEO Agreement is terminated following a reverse take-over, Mr. Desaulniers shall be entitled to receive a lump sum representing twenty-four (24) months of his annual base salary and an indemnity corresponding to the vacation accrued.

Charles-Olivier Tarte

The Corporation entered into an employment agreement with Mr. Charles-Olivier Tarte on March 30, 2018, pursuant to which the terms of his employment as Chief Financial Officer of the Corporation were confirmed (the “CFO Agreement”). The CFO Agreement provides for an indeterminate term. Pursuant to the CFO Agreement, Mr. Tarte is entitled to receive an annual base salary as well as an annual bonus of up to 25% of his annual base salary, subject to the attainment of certain objectives set by the Board of Directors. At the discretion of the Board of Directors, in the event Mr. Tarte exceptionally surpasses the objectives set by the Board of Directors, Mr. Tarte could be awarded an annual bonus of up to 50% of his annual base salary. To reward the achievement of certain corporate, strategic and business objectives for the fiscal year ended December 31, 2024, including (i) the successful negotiation of strategic commercial agreements, including the offtake agreement with Panasonic Energy Co., Ltd. and the supply agreement with General Motors Holdings LLC, (ii) the successful negotiation of financing agreements with Panasonic, GM, Mitsui and Pallinghurst, (iii) the successful negotiation of financing agreements with Investissement Quebec and Canada Growth Fund, and (iv) the signature of the impact and benefit agreement with the Manawan of Atikamekw, the Board of Directors granted Mr. Tarte a bonus representing 40% of his annual base salary for fiscal year ended December 31, 2024. Mr. Tarte is also entitled to stock options that may be granted, from time to time, by the Board of Directors under compensation plans.

The Corporation may terminate without a serious reason the CFO Agreement by giving Mr. Tarte a twelve-month (12) written notice. Similarly, any substantial alteration in working conditions warrants the same notice period. In the event the CFO Agreement is terminated following a reverse take-over, Mr. Tarte shall be entitled to receive a lump sum representing twenty-four (24) months of his annual base salary and an indemnity corresponding to the vacation accrued.

Bernard Perron

The Corporation entered into an employment agreement with Mr. Bernard Perron on January 9, 2022, pursuant to which the terms of his employment as Chief Operating Officer were confirmed (the “COO Agreement”). The COO Agreement provides for an indeterminate term. Pursuant to the COO Agreement, Mr. Perron is entitled to receive an annual base salary as well as an annual bonus of up to 25% of his annual base salary, subject to the attainment of certain objectives set by the President and Chief Executive Officer. The Board of Directors may increase at its discretion this target bonus. To reward the achievement of certain corporate, strategic and business objectives for the fiscal year ended December 31, 2024, including significant technical process development, advancement of engineering and overall preparation to construction of the Matawinie mine and the Bécancour Battery Material plant, the Board of Directors granted Mr. Perron a bonus representing 40% of his annual base salary for fiscal year ended December 31, 2024. In addition, Mr. Perron is eligible for bonuses payable upon the achievement of significant milestones in the progress of major projects under his responsibility. These bonuses are paid as a lump sum based on amounts pre-determined in the COO Agreement. Mr. Perron is also entitled to stock options that may be granted, from time to time, by the Board of Directors under compensation plans.

The Corporation may terminate without a serious reason the COO Agreement by giving Mr. Perron a twelve-month (12) written notice. Similarly, any substantial alteration in working conditions warrants the same notice period. In the event the COO Agreement is terminated following a reverse take-over, Mr. Perron shall be entitled to receive a lump sum representing twenty-four (24) months of his annual base salary and an indemnity corresponding to the vacation accrued.

PATRICE BOULANGER

The Corporation entered into an employment agreement with Mr. Patrice Boulanger on September 12, 2019, under which the terms of his employment as Vice-President, Sales and Marketing of the Corporation were confirmed (the “Vice-President, Sales and Marketing Agreement”). The Vice-President, Sales and Marketing Agreement provides for an indeterminate term. Under the Vice-President, Sales and Marketing Agreement, Mr. Boulanger is entitled to receive an annual base salary, as well as an annual bonus of up to 25% of his base salary, subject to the achievement of certain objectives set by his immediate supervisor, and up to 50% of his base salary if the objectives are achieved exceptionally. To reward the achievement of certain corporate, strategic and business objectives for the fiscal year ended December 31, 2024, including (i) the successful negotiation of strategic commercial agreements, including the offtake agreement with Panasonic Energy Co., Ltd. and the supply agreement with General Motors Holding LLC, the Board of Directors granted Mr. Boulanger a bonus representing 29% of his annual base salary for fiscal year ended December 31, 2024. Mr. Boulanger is also entitled to stock options which may be granted, from time to time, by the Board of Directors under compensation plans.

The Corporation may terminate without a serious reason the Vice-President, Sales and Marketing Agreement by giving Mr. Boulanger a six-month (6) written notice. If the Vice-President, Sales and Marketing Agreement is terminated as a result of a reverse takeover, Mr. Boulanger shall be entitled to receive a lump sum payment representing twice his full annual compensation, including benefits and perquisites.

JOSÉE GAGNON

The Corporation entered into an employment agreement with Ms. Josée Gagnon on September 6, 2022, under which the terms of her employment as Vice-President, Legal Affairs and Corporate Secretary of the Corporation were confirmed (the “Vice-President, Legal Affairs and Corporate Secretary Agreement”). The Vice-President, Legal Affairs and Corporation Secretary Agreement provides for an indeterminate term. Under the Vice-President, Legal Affairs and Corporation Secretary Agreement, Ms. Gagnon is entitled to receive an annual base salary, as well as an annual bonus of up to 25% of her base salary, subject to the achievement of certain objectives set by the Board of Directors. To reward the achievement of certain corporate, strategic and business objectives for the fiscal year ended December 31, 2024, including (i) the successful negotiation of strategic commercial agreements, including the offtake agreement with Panasonic Energy Co., Ltd. and the supply agreement with General Motors Holding LLC, (ii) the successful negotiation of financing agreements with Panasonic, GM, Mitsui and Pallinghurst, and (iii) the successful negotiation of financing agreements with Investissement Quebec and Canada Growth Fund, (iv) the signature of the impact and benefit agreement with the Manawan of Atikamekw, the Board of Directors granted Ms. Gagnon a bonus representing 30% of her annual base salary for fiscal year ended December 31, 2024. Ms. Gagnon is also entitled to stock options which may be granted, from time to time, by the Board of Directors under compensation plans.

The Corporation may terminate without a serious reason the Vice-President, Legal Affairs and Corporation Secretary Agreement by giving Ms. Gagnon a twelve-month (12) written notice. Similarly, any substantial alteration in working conditions warrants the same notice period. If the Vice-President, Legal Affairs and Corporation Secretary Agreement is terminated as a result of a reverse takeover, Ms. Gagnon shall be entitled to receive a lump sum representing twenty-four (24) months of her annual base salary and an indemnity corresponding to the vacation accrued.

DIRECTOR SUMMARY COMPENSATION TABLE

The following table details all compensation earned by the directors of the Corporation who are not a Named Executive Officer for the fiscal year ended December 31, 2024. Effective as of March 24, 2021, the Corporation implemented the Consolidation on the basis of the Consolidation Ratio. The numbers and prices of Common Shares and other information on securities convertible into Common Shares provided in this section are stated after giving effect to the Consolidation.

TABLE OF COMPENSATION
Name and Position	Fees Earned ($)	Share- Based Awards ($)	Option Based Awards (10) ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Stephanie Anderson, Director(1)	70,374	N/A	46,706	N/A	N/A	N/A	117,080
Daniel Buron, Director(2)	163,380	N/A	83,033	N/A	N/A	N/A	246,413
Arne H Frandsen, Director(3)	156,573	N/A	83,033	N/A	N/A	N/A	239,606
Jürgen Köhler, Director(6)	107,219	N/A	57,086	N/A	N/A	N/A	164,305
Nathalie Pilon, Director(4)	124,236	N/A	62,675	N/A	N/A	N/A	186,511
James Scarlett, Director(5)	115,728	N/A	62,275	N/A	N/A	N/A	178,003
Andrew Willis, Director(7)	81,690	N/A	46,706	N/A	N/A	N/A	128,396
Stéphane Leblanc, Director(8)	24,851	N/A	31,518	N/A	N/A	N/A	56,369
Chantal Sorel, Director(9)	2,958	N/A	38,738	N/A	N/A	N/A	41,696

Notes:

(1)	Ms. Anderson was a director of the Corporation until November 11, 2024.

(2)	Mr. Buron is a director of the Corporation since September 2019.

(3)	Mr. Frandsen is a director of the Corporation since May 2019.

(4)	Ms. Pilon is a director of the Corporation since December 2020.

(5)	Mr. Scarlett is a director of the Corporation since December 2020.

(6)	Mr. Köhler was a director of the Corporation until December 16, 2024.

(7)	Mr. Willis is a director of the Corporation since May 2021.

(8)	Mr. Leblanc is a director of the Corporation since September 12, 2024.

(9)	Ms. Sorel is a director of the Corporation since December 16, 2024.

(10)	The amounts provided in this column represent the dollar amount based on the fair value of the stock options granted to the Directors under the Option Plan on the grant date for the covered fiscal year. Messrs. and Mses. Anderson, Buron, Frandsen, Köhler, Pilon, Scarlett and Willis were granted on April 1, 2024, 22,500 stock options, 40,000 stock options, 40,000 stock options, 27,500 stock options, 30,000 stock options, 30,000 stock options, and 22,500 stock options, respectively. The grant date fair value of the awards was $2.08. Mr. Leblanc was granted on September 20, 2024, 25,000 stock options and Ms. Sorel was granted on December 20, 2024, 25,000 stock options. The grant date fair value of the awards was $1.26 and $1.55, respectively. The fair value of the awards is the same as the fair value determined for accounting purposes. The values indicated in the table reflect the estimated fair value of the stock options on the date of grant. They do not represent cash received by the optionees, and the actual value realized upon the future vesting and exercise of such stock options may be less, equal to zero or greater than the grant date fair value indicated in the table above. The Black-Scholes method has been used in calculating the grant date fair value of the option-based awards. The Black-Scholes method is used to estimate the grant date fair value of option-based awards because it is the most used share-based award pricing model and is considered to produce a reasonable estimate of fair value. The grant date fair value of the stock options was estimated using the Black-Scholes option pricing model with the following assumptions:

Assumptions	April 1, 2024	September 20, 2024	December 20, 2024
Risk-Free Interest Rate	2.08%	2.70%	3.04%
Expected Life (In Years)	5	5	5
Expected Volatility	81%	82%	82%
Grant Date Fair Value ($)	2.08	1.26	1.55

Except for the President and Chief Executive Officer of the Corporation and effective as of April 1, 2021, the directors of the Corporation are each entitled to receive an annual US$50,000 compensation and the grant of stock options under the Option Plan for their services to the Board of Directors and its Committees and their attendance at meetings of the Board of Directors and such Committees. The Chair and the Lead Director are entitled to receive an additional annual US$30,000 retainer for their services to the Board of Directors. The Chair of each of the Committees are also entitled to receive an annual compensation of US$15,000, except for the Chair of the Audit Committee who is entitled to receive an annual compensation of US$20,000. The members of each of the Committees are entitled to receive an annual compensation of US$10,000 for each Committee of which they are a member, except for members of the Audit Committee who receive an annual compensation of US$15,000. During the fiscal years ended December 31, 2022, December 31, 2023 and December 31, 2024, a total of 247,500, 212,500 and 262,500 stock options were granted to the directors of the Corporation. The Board of Directors, on recommendation of the Human Resources Committee, determines the compensation of the directors.

The directors have received compensation for their attendance at meetings of the Board of Directors or at Committees during the fiscal years ended December 31, 2022, December 31, 2023 and December 31, 2024.

Outstanding Share-Based Awards and Option-Based Awards

The following table lays out, for each of the directors of the Corporation who is not a Named Executive Officer, all awards outstanding as of the end of the fiscal year ended December 31, 2024. This table also includes awards granted before the most recent fiscal year of the Corporation. Effective as of March 24, 2021, the Corporation implemented the Consolidation on the basis of the Consolidation Ratio. The numbers and prices of Common Shares and other information on securities convertible into Common Shares provided in this section are stated after giving effect to the Consolidation.

	Options-Based Awards						Share-Based Awards
Name and Position	Date of Issue or Grant (m/d/y)	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date (m/d/y)		Value of Unexercised in-the-Money Options ($)(1)	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share- Based Awards that Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards not Paid out or Distributed ($)
Stephanie Anderson, Director	05/12/2023	11,250	4.77	05/12/2028	(2)	Nil	N/A	N/A	N/A
Daniel Buron, Director	09/02/2020 05/25/2021 03/28/2022 05/12/2023 04/01/2024	32,500 40,000 40,000 40,000 40,000	1.85 16.84 8.20 4.77 3.12	09/02/2025 05/24/2026 03/28/2027 05/12/2028 04/01/2029		13,650 Nil Nil Nil Nil	N/A	N/A	N/A
Arne H Frandsen, Director	09/02/2020 05/25/2021 03/28/2022 05/12/2023 04/01/2024	30,000 22,500 40,000 40,000 40,000	1.85 16.84 8.20 4.77 3.12	09/02/2025 05/24/2026 03/28/2027 05/12/2028 04/01/2029		12,600 Nil Nil Nil Nil	N/A	N/A	N/A
Jürgen Köhler, Director	05/25/2021 03/28/2022 05/12/2023	45,000 27,500 13,750	16.84 8.20 4.77	05/24/2026(3) 03/28/2027(3) 05/12/2028(3)		Nil Nil Nil	N/A	N/A	N/A
Nathalie Pilon, Director	11/30/2020 05/25/2021 03/28/2022 05/12/2023 04/01/2024	25,000 27,500 30,000 30,000 30,000	7.00 16.84 8.20 4.77 3.12	11/30/2025 05/24/2026 03/28/2027 05/12/2028 04/01/2029		Nil Nil Nil Nil Nil	N/A	N/A	N/A
James Scarlett, Director	11/30/2020 05/25/2021 03/28/2022 05/12/2023 04/01/2024	25,000 27,500 30,000 30,000 30,000	7.00 16.84 8.20 4.77 3.12	11/30/2025 05/24/2026 03/28/2027 05/12/2028 04/01/2029		Nil Nil Nil Nil Nil	N/A	N/A	N/A
Andrew Willis, Director	05/25/2021 03/28/2022 05/12/2023 04/01/2024	22,500 22,500 22,500 22,500	16.84 8.20 4.77 3.12	05/24/2026 03/28/2027 05/12/2028 04/01/2029		Nil Nil Nil Nil	N/A	N/A	N/A
Stéphane Leblanc, Director	09/20/2024	25,000	1.90	09/20/2029		Nil	N/A	N/A	N/A
Chantal Sorel, Director	12/20/2024	25,000	2.33	12/19/2029		Nil	N/A	N/A	N/A

Notes:

(1)	The value of the unexercised vested in-the-money options at fiscal year-end represents the difference between the closing price of the Common Shares on the Exchange as of December 31, 2024 ($2.27) and the respective exercise price of the stock options. This value has not been, and may never be, realized. The actual gain, if any, will depend on the stock price on the dates, if any, on which the stock options are exercised.

(2)	Since the director resigned as of November 11, 2024, in accordance with the Option Plan, the unvested stock options as of the resignation date were forfeited, and the remaining options will expire 90 days later (02/09/2025).

(3)	Since the Director resigned as of December 16, 2024, in accordance with the Option Plan, the unvested stock options as of the resignation date were forfeited, and the remaining options will expire 90 days later (03/16/2025).

Value Vested or Earned During the Year

The following table lays out, for each of the directors of the Corporation who is not a Named Executive Officer, the value vested of all awards as well as the value earned during the fiscal year ended December 31, 2024. Effective as of March 24, 2021, the Corporation implemented the Consolidation on the basis of the Consolidation Ratio. The numbers and prices of Common Shares and other information on securities convertible into Common Shares provided in this section are stated after giving effect to the Consolidation.

Name and Position	Option-Based Awards – Value Vested During the Year ($)(1)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Stephanie Anderson, Director	N/A	N/A	N/A
Daniel Buron, Director	N/A	N/A	N/A
Arne H Frandsen, Director	N/A	N/A	N/A
Jürgen Köhler, Director	N/A	N/A	N/A
Nathalie Pilon, Director	N/A	N/A	N/A
James Scarlett, Director	N/A	N/A	N/A
Andrew Willis, Director	N/A	N/A	N/A
Stéphane Leblanc, Director	N/A	N/A	N/A
Chantal Sorel, Director	N/A	N/A	N/A

Note:

(1)	The value of the vested options at fiscal year-end represents the aggregate dollar value that would have been realized if the stock options had been exercised on their respective vesting dates, based on the difference between the market (closing) price of the Common Shares on the date of vesting and the exercise price payable in order to exercise the stock options. Stock options granted to the directors of the Corporation vest immediately.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

EQUITY COMPENSATION PLAN INFORMATION

During the fiscal year ended December 31, 2024, the only compensation plan of the Corporation under which securities were authorized for issuance was the Option Plan. The following table summarizes information relating to the Common Shares reserved for issuance under the Option Plan as of December 31, 2024.

EQUITY COMPENSATION PLAN INFORMATION
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights		Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders(1)	7,994,500	(2)	$4.90	(2)	7,231,619	(3)
Equity compensation plans not approved by securityholders	N/A		N/A		N/A
Total	7,994,500	(2)	$4.90	(2)	7,231,619	(3)

Note:

(1)	The only equity compensation plan approved by the securityholders of the Corporation is the Option Plan, and do not include warrants issued in the course of private placements by the Corporation.

(2)	This number is provided as of December 31, 2024.

(3)	This number is provided as of December 31, 2024. The Option Plan provides that the Corporation may grant stock options to purchase a maximum number of Common Shares corresponding to 10% of the number of issued and outstanding Common Shares from time to time.

OMNIBUS PLAN

The Board of Directors has, subject to Shareholder approval and final approval of the TSX, adopted an omnibus incentive plan for the benefit of the Corporation’s and its subsidiaries’ directors, executive officers, employees and consultants designated for the purposes of the Omnibus Plan. If adopted, the Omnibus Plan will amend and restate the existing Option Plan described below and no further awards will be granted under the Option Plan. However, all outstanding options granted under the Option Plan shall continue to be outstanding as awards granted under and subject to the terms of this Omnibus Plan, provided, however, that all options which have been granted under the Option Plan remain in force in accordance with their existing terms. A copy of the Omnibus Plan is attached to this Circular as Schedule “C”. A summary of the principal terms of the Omnibus Plan is more particularly described under the heading “Business of the Meeting – Ratification and Confirmation of the Corporations Omnibus Business Plan” above.

STOCK OPTION PLAN

If adopted by the Shareholders at the Meeting, the Omnibus Plan will replace the Option Plan described below and no further awards will be granted under it. On June 27, 2024, The Shareholders approved the Option Plan under which the Board of Directors may grant stock options to (i) the employees, officers, directors and consultants of the Corporation or any of its subsidiaries, and (ii) a person employed to perform investor relations activities (the “Eligible Participants”). Pursuant to the Option Plan, the Corporation may, subject to all laws and prior TSX Venture Exchange approval, at its discretion from time to time, amend the Option Plan and the terms and conditions and, without limiting the generality of the foregoing, may make such amendments for the purpose of complying with any changes in any laws, or for any other purpose which may be permitted by law, provided always that, any such amendment shall not alter in less favorable terms or conditions of, or impair any right of any Optionholders pursuant to any stock option granted prior to such amendment without the consent of the affected Optionholders. Pursuant to the uplisting of the Common Shares from the TSX Venture Exchange to the TSX and the creation of new awards, the Corporation has amended and restated the Option Plan to be replaced by the Omnibus Plan to ensure that it meets the requirements of the TSX pursuant to the TSX Company Manual and to add, RSUs, DSUs and PSUs awards. The Omnibus Plan is subject to Shareholder approval.

Under the Option Plan, a maximum of 10% of the issued Common Shares being outstanding from time to time shall be reserved for the grant of stock options. The Option Plan is a rolling stock option plan, under which 10% of the outstanding Common Shares at any given time are available for issuance. As of the date of the Circular, 5,517,119 Common Shares were reserved for issuance for outstanding options. The purpose of the Option Plan is to provide the Corporation with a share-based mechanism to attract, motivate and retain Eligible Participants whose skills, performance and loyalty to the Corporation or any of its subsidiaries, as the case may be, are necessary to its success, image, reputation or activities.

For the purposes of the Option Plan description, capitalized terms used herein that are not otherwise defined shall have the meanings ascribed in the Option Plan filed on SEDAR+. The following information is intended to be a brief description and summary of the material features of the Option Plan, which is qualified in its entirety by reference to the text of the Option Plan.

The principal terms of the Option Plan are as follows:

1.	A maximum of 10% of the issued Shares in the capital of the Corporation being outstanding from time to time is reserved for the grant of Stock Options pursuant to the Option Plan, combined with Shares reserved for all of the Corporation’s other security-base compensation mechanisms.

2.	Subject to provisions of the Option Plan, no Stock Option may be granted to an Eligible Participant (and to any companies that are wholly owned by that person) if the Shares reserved for issuance with respect to such grant and the Stock Options, combined with Common Shares reserved for all of the Corporation’s other security-base compensation mechanisms, already granted exceed in a 12 month period 5% of all the issued and outstanding Shares, calculated at the Date of Grant of such Stock Options unless the Corporation has obtained the requisite disinterested shareholder approval in accordance with the policies of the Exchange.

3.	The number of Stock Options to be granted to any Consultant in a 12-month period must not exceed 2% of all the issued and outstanding Shares of the Corporation, combined with Common Shares reserved for all of the Corporation’s other security-base compensation mechanisms, calculated at the Date of Grant of such Stock Options to such Consultant.

4.	The number of Stock Options to be granted to all persons employed to perform investor relations activities in a 12-month period must not exceed 2% of all the issued and outstanding Shares of the Corporation, combined with Common Shares reserved for all of the Corporation’s other security-base compensation mechanisms, calculated at the Date of Grant of such Stock Options. Stock Options granted to Consultants performing investor relations activities must vest in stages over 12 months with no more than ¼ of the Stock Options vesting in any three-month period.

5.	In addition to the cases already provided elsewhere in the Option Plan, the Corporation shall obtain, in accordance with the policies of the Exchange, the disinterested shareholder approval when the Option Plan, together with all of the Corporation’s previously established and outstanding security based compensation plans or grants and combined with the Shares reserved for all of the Corporations’ other security-based compensation mechanisms, as the case may be, could permit at any time the grant to Insiders of the Corporation (as a group), within a 12-month period, and at any given time, of an aggregate number of Stock Options exceeding 10% of all the issued and outstanding Shares of the Corporation, calculated at the Date of Grant of such Stock Option to any Insider.

6.	The Board of Directors may, in its sole discretion, determine to which Eligible Participants Stock Options will be granted and the number of Shares reserved for issuance pursuant to the Stock Options.

7.	Subject to provisions of the Option Plan, the Expiry Date of a Stock Option shall be the 10th anniversary of the Date of Grant unless a shorter period of time is otherwise set by the Board of Directors and set forth in the Notice of Grant at the time the particular Stock Option is granted.

8.	Subject to provisions of the Option Plan, the Vesting Dates of the Stock Options shall correspond to the vesting periods determined by the Board of Directors at the time of grant of such Stock Options, as set out in the Notice of Grant.

9.	Subject to the discretionary power of the Board of Directors, outstanding Stock Options that are not vested as of the date the Optionholder ceases to be an Eligible Participant for any reason such as disability, resignation, dismissal or termination of contract, shall terminate on such date, cannot be vested and become null, void and of no effect.

10.	The Board of Directors, in its sole discretion, determines the Exercise Price of the Shares underlying the Stock Options, which Exercise Price shall not be lower than $0.05 per Share in accordance with the policies of the Exchange. The Exercise Price is established based on the market price of the Shares at the closing of the Exchange on the exchange day immediately preceding the Date of Grant, provided that if the Stock Options were granted to an officer, a director or a person employed to perform investor relations activities, a news release was issued to fix the price, or if no Shares were negotiated on this day, the arithmetic average of the last bid and ask prices of the Shares on the Exchange.

11.	Stock Options (and any rights thereunder) shall be non-assignable and non-transferable unless by legacy or inheritance. Stock Options may be exercised only by the Optionholder’s legal representative within the first year following the Optionholder’s death.

12.	The Expiry Date of a Stock Option held by an Optionholder that became vested prior to his or her death shall be the earlier of:

(i)	the Expiry Date shown on the relevant Notice of Grant; or

(ii)	one year following the Optionholder’s death.

13.	Should a person employed to perform investor relations activities cease to be an Eligible Participant for any reason other than death (such as by reason of disability, resignation, dismissal or termination of contract), then the Expiry Date of its Stock Option vested at the latest on the date such person ceases to be an Eligible Participant (the “Date of Termination of Investor Relations Activities”), shall be the earlier of:

(i)	the Expiry Date shown on the relevant Notice of Grant; or

(ii)	30 days from the Date of Termination of Investor Relations Activities.

14.	Should a person cease to be an Eligible Participant for any reason other than death or the termination of investor relations activities (such as by reason of disability, resignation, dismissal or termination of contract), then the Expiry Date of its Stock Option vested at the latest on the date such person ceases to be an Eligible Participant (the “Termination Date”), shall be the earlier of:

(i)	the Expiry Date shown on the relevant Notice of Grant; or

(ii)	90 days from the Termination Date.

15.	Notwithstanding any provision of the Option Plan, but subject to subsection 4(2) of the Option Plan, and subject to all Laws and to the approval of the Exchange, the Board of Directors may, by notifying an Optionholder or its legal representative, in its sole discretion, extend the Expiry Date of any Stock Options in whole or in part. If the Optionholder is an Insider of the Corporation, the disinterested Shareholder approval is required to extend the Expiry Date of any Stock Options in whole or in part. The Board of Directors cannot, under any circumstances, extend the Expiry Date of any Stock Options for a period greater than 12 months following the date on which the Stock Option Holder ceases to be an Eligible Participant for any reason whatsoever.

16.	Notwithstanding anything to the contrary in Section 4 of the Option Plan, if an Eligible Participant who is an Employee or Consultant of the Corporation, or any of its subsidiaries, is terminated for cause (serious reason, as referenced in Article 2094 of the Civil Code of Québec), all Stock Options held by such Eligible Participant shall immediately terminate and become null, void and of no effect on the date on which the Corporation, or any of its subsidiaries, gives a notice of termination for cause to such Eligible Participant.

17.	Upon the announcement of any event considered as a Change of Control, the Corporation shall have the discretion, without the need to obtain the consent of the Optionholders, to accelerate the Vesting Dates and/or the Expiry Dates of all outstanding Stock Options. The Corporation may accelerate one or more Optionholder’s Vesting Dates and/or Expiry Dates without accelerating Vesting Date and/or Expiry Dates of all outstanding Stock Options and may accelerate the Vesting Dates and/or Expiry Dates of only a portion of an Optionholder’s Stock Options. The Corporation shall promptly notify each Optionholder of any acceleration of the Vesting Dates and/or Expiry Dates. However, the Exchange’s approval is required to accelerate the Vesting Dates and/or the Expiry Dates of any Stock Options when the Optionholder is engaged to provide investor relation services.

Burn Rate

The following table provides the annual burn rate associated with the Option Plan for each of the Corporation’s three most recent financial years ended March 31, 2024, 2023 and 2022:

Equity Compensation Plan	Financial Year Ended December 31,	Number of Securities Granted under the Plan(1)	Weighted Average Number of Securities Outstanding(2)	Annual Burn Rate(3)
Option Plan	2024	4,317,500	103,131,374	4.19%
	2023	2,088,548	60,089,151	3.48%
	2022	2,219,304	55,600,636	3.99%

1.	Corresponds to the number of dilutive securities granted under the Option Plan in the applicable financial year.

2.	The weighted average number of securities outstanding during the period corresponds to the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period multiplied by a time-weighting factor.

3.	The annual burn rate percentage corresponds to the number of dilutive securities granted under the Option Plan divided by the weighted average number of securities outstanding.

INDEBTEDNESS OF DIRECTORS AND NAMED EXECUTIVE OFFICERS

As of the date of the Circular, no one who is or has ever been executive officer, director, proposed nominee for election as a director, and each associate of any such persons, or employee, former or present, of the Corporation or any of its subsidiaries was indebted to the Corporation or any of its subsidiaries or to another entity where the indebtedness was subject to a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

D.        CORPORATE GOVERNANCE

GENERAL COMMENT

Regulation 58-101 respecting Disclosure of Corporate Governance Practices (“Regulation 58-101”) and Policy 3.1 – Directors, Officers, Other Insiders & Personnel and Corporate Governance of the Exchange Corporate Finance Manual set out a series of guidelines for effective corporate governance. The guidelines address matters such as the composition and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members. Each reporting issuer, such as the Corporation, must disclose on an annual basis and in the prescribed form, the corporate governance practices that it has adopted. The following is the Corporation’s required annual disclosure of its corporate governance practices provided as of the date of the Circular.

CORPORATE GOVERNANCE

Strong and transparent corporate governance practices are important factors in the overall success of the Corporation. The Corporation commits to adopting and adhering to the highest standards in corporate governance and complies with all applicable rules to Canadian reporting issuers with the securities listed on the TSX, including with National Instrument 58-101 - Disclosure of Corporate Governance Practices (the “CSA Disclosure Instrument”) and National Policy 58-201 - Corporate Governance Guidelines (the “CSA Governance Policy”). The Corporation believes that its corporate governance practices meet the requirements of the CSA Disclosure Instrument and the CSA Governance Policy, as reflected in the disclosure made hereunder.

The Corporation revises its corporate governance policies on an ongoing basis in order to respond to regulatory changes and the evolution of best practices.

BOARD OF DIRECTORS

Regulation 58-101 defines an independent director as a director who has no direct or indirect material relationship with the issuer. A “material relationship” is defined as a relationship which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with such member’s independent judgment.

The Board of Directors is currently comprised of eight (8) directors, five (5) of whom are independent within the meaning of Regulation 58-101. The independent directors and the independent director nominees of the Corporation are Messrs. Daniel Buron, James Scarlett, Stéphane Leblanc and Mses. Nathalie Pilon and Chantal Sorel. As a result, the majority of the directors of the Corporation are independent.

The following table indicates the status of each director in terms of independence as at the date in this Circular.

NAME OF DIRECTOR	ISSUER		REASON FOR NON-INDEPENDENCE
	INDEPENDENT	NON-INDEPENDENT
Daniel Buron	X
Eric Desaulniers		X	Mr. Eric Desaulniers, President and Chief Executive Officer of the Corporation, is not considered an independent director, within the meaning of Regulation 58-101, as a result of his position as executive officer of the Corporation.
Arne H Frandsen		X	Mr. Arne H Frandsen is not considered an independent director as he is a director and/or officer of Pallinghurst, the beneficial owner of an aggregate of 18,317,361 Common Shares, representing 12.03% of the issued and outstanding Common Shares as of the date of the Circular.
Stéphane Leblanc	X
Nathalie Pilon	X
James Scarlett	X
Chantal Sorel	X
Andrew Willis		X	Mr. Andrew Willis is not considered an independent director as he is a director and/or officer of Pallinghurst, the beneficial owner of an aggregate of 18,317,361 Common Shares, representing 12.03% of the issued and outstanding Common Shares as of the date of the Circular.

To promote free discussion between the independent directors, at any time, any director may request that a meeting of the Board of Directors or its Committee be held without management or non-independent directors present or that all or some representatives of management. The independent directors meet regularly after each meeting of the Board of Directors. During fiscal year ended December 31, 2024 the Board of Directors met without representatives of management and non-independent directors on six (6) separate occasions.

On the date hereof, Mr. Arne H Frandsen holds the office of Chair of the Board of Directors and is not an independent director of the Corporation within the meaning of Regulation 58-101. The Chair is appointed by the Board of Directors, which has adopted a mandate for the Chair, available on the Corporation’s website at www.nmg.com. The Chair leads the Board of Directors in all aspects of its work and is responsible to effectively manage the affairs of the Board of Directors, in accordance with the Charter of the Board of Directors, and ensures that the Board of Directors is properly organized and functions efficiently. However, because the Chair is not an independent director, the independent directors appoint an independent director to serve as Lead Director.

On the date hereof, Mr. Daniel Buron is the Lead Director of the Corporation. He is an independent director of the Corporation within the meaning of Regulation 58-101 and is not a member of management. The Board of Directors has adopted a mandate for the Lead Director, which is available on the Corporation’s website at www.nmg.com. The Lead Director’s role, in collaboration with the Chair, is to ensure that the Board of Directors fulfills its responsibilities effectively and independently. In particular, the Lead Director’s responsibilities include, among other things: providing leadership to ensure that the Board of Directors functions independently of management of the Corporation and other non-independent directors; in the absence, or at the request, of the Chair, acting as chair of meetings of the Board of Directors; establishing professional and constructive relations between the Board of Directors and management; ensuring that the resources available to the Board of Directors are adequate and allowing it to carry out its work; calling periodic meetings without the non-independent directors and members of management or instituting a process that encourages frank, open discussions among the independent directors; to be available to counsel the Chair on matters appropriate for review in advance of discussion with the full Board of Directors; promoting best practices and high standards of corporate governance; and carrying out special assignments or any functions as requested by the Board of Directors or independent directors.

The Corporation has implemented adequate structures and processes which permit the Board of Directors to provide leadership to the independent directors of the Corporation and to allow the Board of Directors to function independently of the management of the Corporation. Mr. Arne H Frandsen, as Chair of the Board of Directors, supports and promotes independent leadership of the Board of Directors with respect to the governance of the Corporation, by ensuring that the Board of Directors is composed of a majority of independent directors.

Attendance Record

The following table summarizes the attendance of individual directors at meetings of the Board of Directors and its Committees held during the fiscal year ended December 31, 2024. Directors are expected to attend all meetings and each director generally attends all meetings, subject to occasional scheduling conflicts.

NAME OF DIRECTOR	Board of Directors (6 meetings)	Audit Committee (5 meetings)	Human Resources Committee (4 meetings)	ESG Committee (4 meetings)	Governance Committee (2 meetings)	Projects and Development Committee (10 meetings)	Total Attendance
	NUMBER	NUMBER	NUMBER	NUMBER	NUMBER	NUMBER	NUMBER (%)
Stephanie Anderson (1)	6/6	N/A	N/A	N/A	N/A	9/9	14/14 (100%)
Daniel Buron	6/6	5/5	4/4	N/A	2/2	N/A	17/17 (100%)
Eric Desaulniers(3)	5/6	N/A	N/A	N/A	N/A	N/A	5/6 (83.33%)
Arne H. Frandsen	6/6	N/A	4/4	2/4	2/2	N/A	14/17 (87.50%)
Jürgen Köhler (2)	6/6	5/5	N/A	N/A	N/A	9/10	20/21 (95.2%)
Nathalie Pilon	6/6	5/5	N/A	4/4	N/A	10/10	25/25 (100%)
James Scarlett	6/6	N/A	4/4	4/4	2/2	N/A	16/16 (100%)
Andrew Willis	6/6	N/A	N/A	N/A	N/A	9/10	15/16 (93.75%)
Stéphane Leblanc(4)	1/1	N/A	N/A	N/A	N/A	3/3	4/4 (100%)

Notes:

(1)	Ms. Anderson’s directorship mandate ended November 11, 2024.

(2)	Mr. Köhler’s directorship mandate ended December 16, 2024.

(3)	Mr. Desaulniers did not attend the Board of Directors’ meeting related to the PH Private Placement and Mitsui Private Placement; refer to section “Other information” of this Circular.

(4)	Mr. Leblanc joined the Board of Directors on September 12, 2024.

BOARD CHARTER

The Board of Directors must promote the viability of the Corporation and value creation, require that the management of the Corporation be in the best interests of the Corporation and of its Shareholders, while taking into account the interests of other stakeholders. Furthermore, it shall promote the constant improvement of the performance of the Corporation and thus ensure its continuous development. The directors, in exercising their powers and discharging their duties, shall act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Board of Directors supervises the management of the affairs of the Corporation. The Board of Directors is responsible for the good governance of the Corporation and to this end must ensure an efficient allocation of the resources and have the power to report it.

The charter of the Board of Directors is attached to this Circular as Schedule “D” and is available on the Corporation’s website at www.nmg.com. Under its charter, the Board of Directors is entitled, among other things, to delegate certain matters it is responsible for to its Committees and to engage outside advisers, at the Corporation’s expense, where, in its view, additional expertise or advice is required. As part of its stewardship responsibility, the Board of Directors advises management on significant business issues and has, among others, responsibilities for strategic planning, maintaining a culture of integrity within the Corporation, overseeing the Corporation’s operations, evaluation and succession planning, and overseeing the Corporation’s continuous and timely disclosure.

POSITION DESCRIPTIONS

The Board of Directors has developed a written position description for the Chair of the Board of Directors and for the Lead Director. See the section “Board of Directors” in this Circular for more information about the mandates of the Chair of the Board of Directors and the Lead Director. The Board of Directors has not developed a written position description for the chair of each Committee. However, the Board of Directors has created a written charter for each of the Committees from which the chairs of such Committees delineate their roles and responsibilities.

Currently, there is no detailed written description for the position of President and Chief Executive Officer of the Corporation. The Board of Directors considers that his role and responsibilities are to ensure that the Corporation’s strategic direction is followed, the business of the Corporation is properly conducted, and adequate leadership is exercised throughout the organization. Its description is otherwise developed and defined with the assistance of the Board of Directors.

ORIENTATION AND CONTINUING EDUCATION

All new directors should understand the role of the Board of Directors, its Committees and the directors and the nature and operation of the Corporation’s business and as such, management will provide new directors with a general information record on the Corporation, the opportunity to meet with executive management and operational personnel and the opportunity to visit the Corporation’s facilities to become familiar with its business and operations.

New directors shall be provided with an orientation that includes: (i) written information about the business and operations of the Corporation; (ii) documents from recent Board of Directors’ meetings; and (iii) opportunities for meetings and discussion with senior management and other directors. The details of the orientation of each new director shall be tailored to that director’s individual needs and areas of interest.

The Board of Directors does not currently provide any formal continuing education but does encourage directors to individually and as a group keep themselves informed on changing corporate governance and legal issues. Directors of the Corporation are individually responsible for updating their skills as required to meet their obligations as directors. In addition, directors are encouraged to pursue continuing education to support their role as directors. Presentations by management and the Corporation’s advisors are also organized, as needed, to provide ongoing director education.

ETHICAL BUSINESS CONDUCT

Sound, ethical business practices are fundamental to the Corporation’s business. The Corporation has a Code of Conduct (the “Code of Conduct”) and ancillary policies related to ethical business practices, including among others, an Anti-Corruption and Anti-Bribery Policy, Human Right Policy, Supplier Code of Conduct and Responsible Procurement Policy (collectively with the Code of Conduct, the “Business Conduct Policies”). The Business Conduct Policies apply to the Corporation’s Directors and officers, employees and independent contractors and require strict compliance with legal requirements and sets the Corporation’s standards for ethical business conduct. These Business Conduct Policies may be consulted on the Corporation’s website at www.nmg.com, and, in the case of the Code of Conduct, on the Corporation’s profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

The Code of Conduct has been provided to all directors, officers and employees, who must in return provide the Corporation with written acknowledgement that they have reviewed and will comply with it. The Code of Conduct enhances and clarifies the Corporation’s ethical expectations and covers important topics, such as record keeping and control systems, employee relations, use of the Corporation’s assets and property, conflicts of interest, gifts, benefits and entertainment, fraud and bribery, political involvement, communications with the media and members of the public, confidentiality and misuse of undisclosed material information, and relations with agents, consultants and service providers. In particular, it provides that directors (i) should avoid outside financial interests that might influence their corporate decisions or actions and should not engage in such activities or transactions where the activity or transaction may be detrimental to the Corporation or where the activity may be in conflict with the proper discharge of their duties to the Corporation, (ii) cannot divert to themselves or an affiliated person a business opportunity that the Corporation is pursuing and (ii) must not assist others in their dealings with the Corporation if this may result in preferential treatment. Furthermore, in accordance with applicable law, when a conflict of interest involving a director arises, the director has the obligation to disclose such conflict of interest and abstain from voting on the matter.

The Corporation has also implemented the Whistleblower Policy, which provides procedures for anyone who believes that a violation of the Business Conduct Policies has occurred to report this violation on a confidential and anonymous basis. Complaints can be made internally by speaking to a direct supervisor, management, or the human resources and legal department. Complaints can also be made anonymously through an ethics hotline, that can be used via a 24/7 phone service or via a website. The Vice-President, Legal Affairs and Corporate Secretary periodically submits a report to the Audit Committee regarding the complaints, if any, received through these procedures. The Audit Committee is responsible for monitoring compliance with the Code of Conduct and other applicable policies, by investigating reports made under the Code of Conduct and other applicable policies and making appropriate recommendations to the Board of Directors.

The Board of Directors believes that providing a procedure for employees to raise concerns about ethical conduct on an anonymous and confidential basis fosters a culture of ethical conduct within the Corporation.

NOMINATION OF DIRECTORS

The Board of Directors, on recommendation of the Governance Committee, designates new candidates for the position of director of the Corporation.

The Governance Committee seeks to attract high-quality directors. In assessing potential candidates, the Governance Committee considers their merit based on a balance of skills, abilities, personal qualities, educational qualifications, and professional experience. Moreover, the Corporation recognizes that a diverse and inclusive environment that values the diversity of thought, background, skills, and experience facilitates a broader exchange of perspectives and improves oversight, decision-making and governance in the best interests of the Corporation. Diversity enriches discussions and better reflects the Corporation’s relationship with its employees, Shareholders, business partners and other stakeholders. Hence, the Governance Committee also takes into account diversity criteria reflecting the communities the Corporation serves and in which it operates, including diversity in gender, age, ethnicity, race, physical ability, religion, sexual orientation, gender identification and geographic areas, while recognizing that the Board of Directors is comprised of a limited number of individuals. The Board of Directors has adopted and implemented a Diversity Policy for the Board of Directors, which is available on the Corporation’s website at www.nmg.com, as it strives to progressively increase diversity representation at the Board of Directors.

The Board of Directors carefully reviews and assesses the professional skills and abilities, the personality and other qualifications of each candidate, including the time and energy that the candidate is able to devote to this task as well as the contribution that he or she can make to the Board of Directors.

Prior to nominating or appointing individuals as directors, the Board of Directors shall:

»	together with the Chair of the Board of Directors, monitor the size and composition of the Board of Directors and its Committees to ensure effective decision-making;

»	consider the appropriate skills and competencies required of the Board of Directors as a whole, taking into consideration the Board of Directors’ short-term needs and long-term succession plans and assess what competencies and skills each existing director possesses; and

»	develop, and periodically update, a long-term plan for the Board of Directors’ composition that takes into consideration the characteristics of independence, age, skills, experience, and availability of service to the Corporation of its members, as well as the opportunities, risks, and strategic direction of the Corporation.

The Board of Directors has the final say as to which nominees are nominated for election by the Shareholders.

The Governance Committee is composed of the three (3) following members: Messrs. James Scarlett (Chair), Daniel Buron and Arne H Frandsen. Messrs. Buron and Scarlett are considered independent under the standards set forth under Regulation 52-110, whereas Mr. Frandsen is not considered independent under such standards. The Corporation has taken steps to ensure that adequate structures and processes are in place to permit the Governance Committee to function independently of management of the Corporation. For instance, at every regularly scheduled meeting of the Governance Committee, there is a private session where the members of management and non-independent directors are not present. The responsibilities of the Governance Committee with regards to matters that are specific to the nomination of directors are the following:

»	identifying and recommending to the Board of Directors qualified candidates to nominate for the Board of Directors and the Committees;

»	periodically reviewing and making recommendations to the Board of Directors regarding the size, composition and role of the Board of Directors and the Committees (including the type of committees to be established) and the methods by which the Board of Directors, Committees and individual directors fulfill their duties and responsibilities;

»	creating and maintaining a list of the skills and competencies necessary and desirable for the Board of Directors as a whole and the Committees, and tracking the skills and competencies of existing members of the Board of Directors relative to such list;

»	recommending to the Board of Directors evaluation criteria for prospective candidates for the Board of Directors, considering criteria that promote gender balance and diversity, including with regards to national origin, ethnicity, indigenous peoples, members of visible minorities, persons with disabilities and other considerations;

»	annually reviewing the qualifications of each director to serve on the Board of Directors and any Committees;

»	review and maintain an orientation plan and development program for directors to ensure that each new director fully understands the Corporation’s governance structure, the role of the Board of Directors and of the Committees, the expectations in respect of individual performance and contribution, and the Corporation’s operations and working environment; and

»	developing and reviewing a renewal plan for the Board of Directors and the Committees.

In addition, the Governance Committee assists the Board of Directors with the development, implementation and assessment of effective corporate governance principles and compliance with laws and regulations applicable to its business. In particular, the Governance Committee is responsible for (i) providing general guidance and oversight to the Corporation regarding matters of corporate governance, (ii) reviewing the Corporation’s approach to governance issues, and recommending to the Board of Directors, where required, changes to the Corporation’s corporate governance guidelines or other related policies, (iii) assisting the Board of Directors, as required, in interpreting and applying corporate governance policies and processes, (iv) reviewing the Corporation’s Code of Conduct and recommending any necessary or appropriate changes to the Board of Directors, (v) to the extent permitted by law, considering waivers of the Corporation’s Code of Conduct, and if appropriate, granting any such waivers; (vi) reviewing the charter of the Board of Directors, and the mandates of the Board Chair and Lead Director, and recommending any necessary and appropriate changes to the Board of directors, (vii) reviewing the Corporation’s disclosure and insider trading policies and recommending any necessary and appropriate changes to the Board of Directors, (viii) annually reviewing and recommending to the Board of Directors the disclosure of the Corporation’s corporate governance practices to be made in the management information circular prepared in connection with the annual meeting of shareholders, (ix) providing recommendations to the Board of Directors regarding any shareholder proposals required by law to be included in the Corporation’s management information circular, as applicable, (x) undertaking on behalf of the Board of Directors such other corporate governance initiatives as may be necessary or advisable to enable the Board of Directors to provide effective corporate governance for the Corporation.

The Board of Directors ensures that the skill set developed by directors, through their business expertise and experience, meets the needs of the Board of Directors that are necessary to provide effective stewardship for the Corporation. The following table exemplifies the current skills and experience that each nominee possesses.

Skills and Experience	REPORTING OF DIRECTORS’ SKILLS / EXPERIENCE
	Daniel Buron	Eric Desaulniers	Paola Farnesi	Édith Jacques	Stéphane Leblanc	Nathalie Pilon	Chantal Sorel
Financial Literacy(1)	X	X	X	X	X	X	X
Risk Management(2)	X	X	X		X	X	X
Corporate Finance/Merger and acquisition(3)	X	X	X	X	X	X	X
Mining/Technical(4)		X			X	X	X
Government Relations(5)		X			X
Corporate Governance(6)	X	X	X	X	X	X	X
Human Resources(7)	X	X	X	X	X	X	X
ESG/Sustainability(8)		X		X	X	X	X
Business Leadership(9)	X	X	X	X	X	X	X
Strategy Development/ Implementation(10)	X	X	X	X	X	X	X
Legal(11)				X
Information Technology/Operational Technology/Cybersecurity(12)	X
International(13)	X	X	X	X	X	X	X

Notes:

(1)	Financial Literacy: Understanding of: (i) financial statements; (ii) financial controls and measures; and (iv) financing options.

(2)	Risk Management: Knowledge and experience in the field of risk management, in general, and as it relates to the mining industry in particular.

(3)	Corporate Finance/Mergers and Acquisitions: Understanding of: (i) capital markets transactions; (ii) complexity of integration post-business continuation; and (iii) general legal requirements in merger & acquisitions.

(4)	Mining/Technical: Understanding of: (i) exploration activities; (ii) mine operations, including risks/ challenges/ opportunities; (iii) ability to have knowledge of construction/ development/ planning/ scheduling/ monitoring of construction/ contract administration/ forecasting; and (iv) understanding of marketing of minerals.

(5)	Government Relations: Understanding of: (i) legislative and decision-making process of governments; and (ii) experience in dealing with governments (policymaking, lobbying, etc.).

(6)	Corporate Governance: Understanding of (i) the requirements/process for oversight of management; (ii) various stakeholder requirements; and (iii) evolving trends with respect to governance of public companies.

(7)	Human Resources: Ability to: (i) review management structure; (ii) develop/assess/monitor compensation packages (salary, benefits, long-term and short-term incentives); and (iii) understand how to motivate people.

(8)	ESG/Sustainability: Ability to: (i) understand and evaluate environmental risks and mitigation of such risks, (ii) understand and prioritize all social aspects including community relations, employees, health and safety, First Nations, and (iii) understand and foster sustainable development of the Corporation.

(9)	Business Leadership: Ability to provide effective oversight and guidance to senior executives of the Corporation.

(10)	Strategy Development/Implementation: Ability to apply/generate strategic thinking of relevance to the Corporation.

(11)	Legal: Experience as a current or former senior lawyer in corporate/securities/merger & acquisitions law or relevant legal experience.

(12)	Information Technology/Operational Technology/Cybersecurity: Understanding of (i) current and future technology trends in the mining industry (e.g., asset cybersecurity, artificial intelligence, etc.); and (ii) digital innovation and initiatives (e.g., automation, robotics and operational hardware).

(13)	International: understanding of international markets and dynamics.

COMPENSATION

The Board of Directors, on recommendation of the Human Resources Committee, determines the compensation of the Corporation’s directors and officers.

The Human Resources Committee is composed of the three (3) following members: Messrs. Arne H Frandsen (Chair), Daniel Buron and James Scarlett. Messrs. Buron and Scarlett are considered independent under the standards set forth under Regulation 52-110, whereas Mr. Frandsen is not considered independent under such standards. The Corporation has taken steps to ensure that adequate structures and processes are in place to permit the Human Resources Committee to function independently of management of the Corporation. For instance, at every regularly scheduled meeting of the Human Resources Committee, there is a private session where the members of management and non-independent directors are not present. The Human Resources Committee has an important recommendation role for the Board of Directors on matters such as the evaluation of the President and Chief Executive Officer, the management and the directors of the Corporation and the evaluation of their compensation. The Human Resources Committee plays a critical role in the oversight and governance of the executive compensation policies and programs of the Corporation. It also has an important recommendation role for the Board of Directors on matters such as management and human resources. The Human Resources Committee is responsible, with regards to matters that are specific to executive compensation, for the following:

»	Overseeing the Corporation’s overall compensation philosophy as presented by management;

»	Overseeing matters related to executive officers and directors’ compensation; and

»	Reviewing directors’ and executive officers’ compensation disclosure before the Corporation publicly discloses this information.

In addition, the Human Resources Committee assists the Board of Directors with overseeing the Corporation’s DEI strategies, policies, programs, and targets to strengthen the Corporation’s values, performance and ESG alignment. For details regarding the process of determining compensation paid to Named Executive Officers of the Corporation, including the Chief Executive Officer, see the section “Oversight and Description of Named Executive Officer and Director Compensation – Named Executive Officers – Compensation Discussion and Analysis” in this Circular.

OTHER BOARD COMMITTEES

In addition to the Human Resources Committee and the Governance Committee, the Board of Directors has established the Audit Committee, the Projects and Development Committee and the ESG Committee.

The following is a description of these Committees:

Audit Committee

The purpose of the Audit Committee is to assist the Board of Directors in its oversight of: (i) the integrity of the financial statements, the financial reporting process and related information; (ii) the independence, qualifications, appointment, and performance of the external auditor; (iii) compliance with applicable legal and regulatory requirements; (iv) disclosure, internal controls and internal audit procedures; and (v) risk management processes. In addition, the Audit Committee provides an avenue for communication between the external auditor, management, and other employees of the Corporation, as well as the Board of Directors, concerning accounting and auditing matters.

The members of Audit Committee are Messrs. Daniel Buron (Chair), Mr. Stéphane Leblanc and Ms. Nathalie Pilon.

ESG Committee

One of the Corporation’s core values is to protect the occupational health and safety of its employees and contractors, suppliers and visitors. To this end, the purpose of the ESG Committee is to assist the Board of Directors with oversight of the Corporation’s ESG matters, as well as health and safety, well-being, and sustainability management systems, policies, and programs. While the Committee has primary oversight responsibility with respect to ESG matters, the Committee will refer to other Committees of the Board of Directors specific subject matters that are withing the purview of those Committees, such as corporate governance and human resources matters. In particular, the ESG Committee is responsible for (i) reviewing and monitoring the health, safety and well-being policies and activities of the Corporation to ensure compliance with applicable laws, regulations, policies and practices as they relate to the Corporation’s employees and (ii) recommending to the Board of Directors for approval, as necessary, and review periodically the Corporation’s plans, initiatives, policies, standards, procedures, processes, systems and programs with respect to ESG, including sustainability, tailings management, water stewardship, climate risks and opportunities, site restoration, biodiversity, social responsibility, community and Indigenous Peoples relations;

The members of the ESG Committee are Ms. Nathalie Pilon (Chair), Mr. Arne H. Frandsen and Mr. James Scarlett.

Projects and Development Committee

The purpose of the Projects and Development Committee is to provide corporate direction to and monitor and review the development and construction plans related to the Matawinie Mine and the Bécancour Battery Material Plant projects, and to assist the Board of Directors in overseeing the Corporation’s development of both these projects. In particular, the Projects and Development Committee (i) meets with management on a regular basis and obtains progress updates regarding the Corporation’s projects, (ii) serves as an “advisory counsel” to management regarding technical matters and economic considerations related to the Corporation’s projects, (iii) has the authority to approve, on behalf of the Board of Directors, expenses and commitments up to a pre-determined amount, and (iv) is not directly responsible for executing the project activities, but provides vision, support and guidance for those who do.

The members of the Projects and Development Committee are Mrs. Nathalie Pilon (Chair), Mr. Andrew Willis, Mr. Stéphane Leblanc, and Ms. Chantal Sorel.

Other Committees

For details regarding the duties and responsibilities of the Human Resources Committee and the Governance Committee, see subsections “Nomination of Directors” and “Compensation” above in this Circular.

ASSESSMENTS

Management Evaluation and Compensation

The Board of Directors ensures through the Human Resources Committee that senior executives are fairly and competitively compensated, including the appropriate performance incentives. Through the Human Resources Committee, the Board of Directors strives to link management compensation to meaningful and measurable performance targets. The evaluations are performed through peer review, evaluation and discussions amongst the members of Human Resources Committee.

Evaluation of the President and Chief Executive Officer

The Board of Directors conducts an annual performance evaluation of the President and Chief Executive Officer taking into account the views and recommendations of the Human Resources Committee.

Evaluation of the Board of Directors

As set forth in the charter of the Board of Directors, the Board of Directors and its members shall assess their own effectiveness in carrying out their duties, including those relating strategic planning, integrity and the supervision of the Corporation’s operations, and other responsibilities of each director. Each Committee shall review and assess their performance, effectiveness and contribution, including an evaluation of whether its charter appropriately addresses the matters that are and should be within their scope. Each Committee shall conduct such review and assessment in such manner as it deems appropriate and report the results thereof to the Board of Directors, including any recommended changes to their charter and to the Corporation’s policies and procedures. In addition, the Governance Committee is responsible for reviewing the charter of the Board of Directors. The Board of Directors has established a formal process for the evaluation of the effectiveness of the Board of Directors, its members and its Committees and their charters, with self-assessment questionnaires that are completed by each directors on an annual basis, the results of which are discussed at each committee and at the Board of Directors. In addition to this process, the effectiveness of the Board or Directors and its committees, are subjectively measured on an ongoing basis by each director based on their assessment of the performance of the Board of Directors, its committees or the individual directors compared to their expectation of performance and following regular discussions with the Chair and the Lead Director.

DIRECTOR TERM LIMITS AND OTHER MECHANISMS OF BOARD RENEWAL

The Corporation does not have a term limit and a retirement policy for directors. The Board of Directors believes that imposing a term limit or an arbitrary retirement age would discount the value of experience and continuity of board service and may unnecessarily deprive the Corporation of the contribution of directors who have developed a deep knowledge of the Corporation over time.

Even though director term limits may provide opportunities to enhance diversity, the Board of Directors believes that renewal should be driven by results of director evaluations to ensure that the Board of Directors is functioning efficiently.

DIVERSITY

The Corporation recognizes the benefits of diversity within its Board of Directors, its Senior Management, as well as all levels of the organization. The Board of Directors has adopted a Board of Directors Diversity Policy and a Diversity, Equity and Inclusion Policy, which are available on the Corporation’s website at www.nmg.com, to set out the guidelines by which the Corporation will endeavor to promote diversity, equity and inclusion throughout the Corporation. While the Board of Directors has decided to progressively increase the representation of Under-represented Groups on the Board of Directors and the Senior Management with a view to achieving balanced gender parity, no specific target has been established. The Board of Directors believe it is in the best interest of the Corporation to consider the largest pool of individuals available to fill a particular position, thereby ensuring that the selected person is the best candidate.

On that perspective, the Corporation evaluates the necessary competencies, skills, experience and other qualifications of each candidate as a whole and considers the representation of Under-represented Groups as one of many factors in the recruitment and selection of candidates for Board of Directors and the Senior Management. In particular, the Board of Directors and the Corporation do seek to increase gender diversity within their ranks and consider the representation of women in the identification and selection of directors.

For the Senior Management, the Board of Directors considers representation by individuals from Under-represented Groups when making executive officer appointments but considers above all each candidate’s qualifications and competencies to create as much value as possible for the Corporation.

To track its progress toward greater diversity, the Corporation has embedded a self-identification questionnaire as part of its onboarding for new employees and directors alike, enabling the dynamic monitoring of representation of Under-represented Groups.

As of the date of this Circular, two (2) of the eight (8) the members of the Board of Directors are members of the Under-represented Groups (25%) as they identified as women, and three (3) of the seven (7) members of the Senior Management of the Corporation are members of the Under-represented Groups (43%) as they identified as women.

Under-represented Groups refers to (i) designated groups comprising women, Indigenous peoples, people with disabilities and members of visible minorities, and (ii) non-binary individuals and members of ethnic minorities.

E.            AUDIT COMMITTEE

Audit Committee information is reproduced in the Corporation’s Annual Information Form dated March 26, 2025. A copy of this document is available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, or upon written request to the Vice President, Legal Affairs and Corporate Secretary.

F.            OTHER INFORMATION

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the Corporation, with the exception of what is disclosed herein and in the Corporation’s consolidated audited financial statements for the fiscal years ended December 31, 2024 and 2023, no informed person of the Corporation, no proposed director of the Corporation, and no associate of affiliate of any informed person or proposed director of the Corporation has any direct or indirect interest in any transaction since the commencement of the Corporation’s most recently completed fiscal year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

On February 28, 2024, the Corporation closed a private placement with GM for the issuance of 12,500,000 Common Shares at a price of $2.00 per Common Share and 12,500,000 Common Share purchase warrants, for an aggregate purchase price of US$25 million (the “GM Private Placement”). In connection with the GM Private Placement, GM and the Corporation have also entered into an investor rights agreement, which includes registration rights, and a supply agreement. On the same date, the Corporation closed a private placement with Panasonic Holdings Corporation (“Panasonic”) for the issuance of 12,500,000 Common Shares at a price of $2.00 per Common Share, and 12,500,000 Common Share purchase warrants, for an aggregate purchase price of US$25 million (the “Panasonic Private Placement”). In connection with the Panasonic Private Placement, Panasonic and the Corporation have also entered into an investor rights agreement, a registration rights agreement and an offtake agreement. For more information regarding the GM Private Placement and the Panasonic Private Placement, please see the management information circular dated March 28, 2024, available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and on the Corporation’s website at www.nmg.com, regarding, among other things, the approval of the GM Private Placement and the Panasonic Private Placement by the Shareholders, in accordance with Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions.

On May 2, 2024, the Corporation closed a private placement with Mitsui for the issuance of 12,500,000 Common Shares at a price of $2.00 per Common Share and 12,500,000 Common Share purchase warrants, to be settled by the surrender and cancellation of the unsecured convertible note in the principal amount of US$25 million issued to Mitsui on November 8, 2022, as amended and restated (the “Mitsui Private Placement”). In connection with the Mitsui Private Placement, Mitsui and the Corporation have also entered into an investor rights agreement and a registration rights agreement. On the same date, the Corporation closed a private placement with Pallinghurst for the issuance of 6,250,000 Common Shares at a price of $2.00 per Common Share, and 6,250,000 Common Share purchase warrants, to be settled by the surrender and cancellation of the unsecured convertible note in the principal amount of US$12.5 million issued to Pallinghurst on November 8, 2022, as amended and restated (the “PH Private Placement”). In connection with the PH Private Placement, Pallinghurst and the Corporation have also entered into a registration rights agreement. For more information on the Mitsui Private Placement and PH Private Placement, please see the management information circular dated March 31, 2025, available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and on the Corporation’s website at www.nmg.com., regarding, among other things, the approval of the Mitsui Private Placement and the PH Private Placement by the Shareholders, in accordance with Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators.

Messrs. Frandsen and Willis, directors of the Corporation, had an interest in the PH Private Placement as they are directors of Pallinghurst, the beneficial owner at the time of an aggregate of 18,317,361 Common Shares, representing 16.28% of the issued and outstanding Common Shares, on a non-diluted basis. For more details regarding the PH Private Placement, see the press releases of the Corporation dated February 15, 2024, May 1 and May 2, 2024, available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and on the Corporation’s website at www.nmg.com.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Board of Directors and the officers of the Corporation and its subsidiaries are covered under a directors’ and officers’ primary and excess liability insurance. The Corporation has also entered into indemnification agreements with each of its Directors and Officers. The indemnification agreements generally require that the Corporation indemnify and hold the indemnitees harmless to the greatest extent permitted by law for liabilities arising out of the indemnitees’ service to the Corporation as Directors or officers, provided that the indemnitees acted honestly and in good faith with a view to the best interests of the Corporation.

OTHER MATTERS TO BE CONSIDERED AT THE MEETING

Management of the Corporation knows of no other matters to come before the Meeting other than as set forth in this Circular. However, if other matters which are not known to the management should properly come before the Meeting, the proxy form confers discretionary authority upon the persons named as proxyholders to vote on such matters in accordance with their best judgment.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Financial information is provided in the Corporation’s consolidated audited financial statements for the fiscal years ended December 31, 2024, and 2023 and the management’s discussion and analysis for the fiscal year ended December 31, 2024. Copies of the Corporation’s financial statements and management’s discussion and analysis may be obtained under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, or upon written request to the Vice President, Legal Affairs and Corporate Secretary at:

By e-mail:	legal@nmg.com

By mail:	Nouveau Monde Graphite Inc.
481 Brassard Street
Saint-Michel-des-Saints, Québec J0K 3B0
Attention: Ms. Josée Gagnon, Vice President, Legal Affairs and Corporate Secretary

SHAREHOLDER PROPOSALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD FOR FISCAL YEAR ENDED DECEMBER 31, 2025

A registered holder or Beneficial Owner of Common Shares that are entitled to be voted at the annual meeting of Shareholders to be held for the fiscal year ended December 31, 2025, and who wishes, subject, among others, to the conditions outlined hereinafter, to submit proposals regarding any matter to be dealt with at such meeting must do so at the latest on February 14, 2026.

To be eligible to submit a proposal for the purposes of such meeting, a person must be, for at least a six-month period immediately before the day on which the Shareholder submits the proposal, the registered holder or the Beneficial Owner of at least a number of voting shares:

(A)	that is equal to 1% of the total number of the outstanding voting shares of the Corporation, as of the day on which the Shareholder submits a proposal; or

(B)	whose fair market value, as determined at the close of business on the day before the Shareholder submits the proposal to the Corporation, is at least $2,000.

APPROVAL OF DIRECTORS

The content of this Circular and delivery of it to each director of the Corporation and to the Shareholders entitled to notice of the Meeting, have been approved by the Board of Directors.

May 14, 2025

(s) Josée Gagnon
Josée Gagnon Vice President, Legal Affairs and Corporate Secretary

SCHEDULE “A”

RESOLUTION PERTAINING TO THE APPROVAL OF THE OMNIBUS PLAN OF THE CORPORATION

WHEREAS the omnibus plan of Nouveau Monde Graphite Inc. (the “Corporation”) named the “Nouveau Monde Graphite Inc. Omnibus Plan (the “Omnibus Plan”) must receive shareholder approval pursuant to the Toronto Stock Exchange Company Manual.

WHEREAS all outstanding stock options granted under the option plan adopted by the Corporation’s shareholders on June 27, 2024 (the “Option Plan”) shall continue to be outstanding as awards granted under and subject to the Omnibus Plan.

THEREFORE, IT IS RESOLVED THAT:

1.	TO RATIFY AND CONFIRM the Omnibus Plan adopted by the Board of Directors on May 14, 2025 allowing for the issuance of a maximum of 10% of the issued and outstanding Common Shares of the Corporation pursuant to awards of options, inclusive of the Common Shares issuable upon exercise of existing options under the Option Plan and a maximum of 10% of the issued and outstanding Common Shares pursuant to awards of RSUS, DSUs and PSUs in the form attached as Schedule “C” to the management information circular of the Corporation dated May 14, 2025, is hereby approved;

2.	the Board of Directors is hereby authorized to make such amendments to the Omnibus Plan from time to time, as may be required by the applicable regulatory authorities, or as may be considered appropriate by the Board of Directors, in its sole discretion, provided that such amendments be subject to the approval of the regulatory authorities, if applicable, and in certain cases, in accordance with the terms of the Omnibus Plan, the approval of the shareholders; and

3.	any one director or officer of the Corporation is hereby authorized and directed, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise and to deliver or to cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts as, in the opinion of such director or officer of the Corporation, may be necessary or desirable to carry out the terms of the foregoing resolutions.

SCHEDULE “B”

RESOLUTION PERTAINING TO THE APPROVAL OF THE STOCK OPTION GRANTS

WHEREAS the 1,922,500 options granted to directors, officers and employees of the Corporation by the board of directors on a standalone basis on March 26, 2025 with an effective date as of April 1, 2025 (the “Standalone Options”) must receive shareholder approval pursuant to the Toronto Stock Exchange Company Manual.

WHEREAS the Standalone Options shall continue to be outstanding as awards granted under and subject to the Omnibus Plan.

THEREFORE, IT IS RESOLVED THAT:

1. TO RATIFY AND CONFIRM the Standalone Options allowing for the issuance of 1,922,500 Common Shares upon exercise of the Standalone Options; and

2. any one director or officer of the Corporation is hereby authorized and directed, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise and to deliver or to cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts as, in the opinion of such director or officer of the Corporation, may be necessary or desirable to carry out the terms of the foregoing resolutions.

SCHEDULE “C”

NOUVEAU MONDE GRAPHITE INC. OMNIBUS PLAN

(see attached)

SCHEDULE “C”
OMNIBUS PLAN

NOUVEAU MONDE GRAPHITE INC.
OMNIBUS EQUITY INCENTIVE PLAN

APPROVED BY THE BOARD OF DIRECTORS ON •, 2025

APPROVED BY THE SHAREHOLDERS ON [•], 2025

(See attached)

1.	PURPOSE		1
	1.1	Purpose	1
	1.2	Amendment to Predecessor Plan	1
2.	INTERPRETATION		1
	2.1	Definitions	1
	2.2	Interpretation	10
3.	ADMINISTRATION		11
	3.1	Administration	11
	3.2	Delegation to Committee	12
	3.3	Determinations Binding	13
	3.4	Eligibility	13
	3.5	Plan Administrator Requirements	13
	3.6	Total Shares Subject to Awards	14
	3.7	Limits on Grants of Awards	15
	3.8	Award Agreements	15
	3.9	Non-transferability of Awards	15
	3.10	Liability	15
4.	OPTIONS		16
	4.1	Granting of Options	16
	4.2	Exercise Price	16
	4.3	Term of Options	16
	4.4	Vesting and Exercisability	16
	4.5	Payment of Exercise Price	17

	4.6	Cashless Exercise	18
	4.7	Net Exercise of Options	18
	4.8	Issuance of Shares	18
5.	DEFERRED SHARE UNITS		19
	5.1	Granting of DSUs	19
	5.2	DSU Account	20
	5.3	Vesting of DSUs	21
	5.4	Settlement of DSUs	21
6.	RESTRICTED SHARE UNITS		22
	6.1	Granting of RSUs	22
	6.2	RSU Account	22
	6.3	Vesting of RSUs	22
	6.4	Settlement of RSUs	23
7.	PERFORMANCE SHARE UNITS		23
	7.1	Granting of PSUs	23
	7.2	Terms of PSUs	23
	7.3	Performance Goals	24
	7.4	PSU Account	24
	7.5	Vesting of PSUs	24
	7.6	Settlement of PSUs	24
8.	OTHER SHARE-BASED AWARDS		25
9.	ADDITIONAL AWARD TERMS		25
	9.1	Dividend Equivalents	25
	9.2	Blackout Period	26
	9.3	Withholding Taxes	26
	9.4	Recoupment	27
10.	TERMINATION OF EMPLOYMENT OR SERVICES		27
	10.1	Termination of Employment, Services or Director	27

	10.2	Discretion to Permit Acceleration	30
	10.3	Participants’ Entitlement	30
11.	EVENTS AFFECTING THE CORPORATION		30
	11.1	General	30
	11.2	Change in Control	31
	11.3	Reorganization of Corporation’s Capital	32
	11.4	Other Events Affecting the Corporation	32
	11.5	Immediate Acceleration of Awards	33
	11.6	Issue by Corporation of Additional Shares	33
	11.7	Fractions	33
12.	AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN		33
	12.1	Amendment, Suspension, or Termination of the Plan	33
	12.2	Amendments requiring Shareholder Approval	34
	12.3	Permitted Amendments without Shareholder Approval	34
13.	MISCELLANEOUS		35
	13.1	Legal Requirement	35
	13.2	No Other Benefit	35
	13.3	Rights of Participant	36
	13.4	Corporate Action	36
	13.5	Conflict	36
	13.6	Anti-Hedging Policy	36
	13.7	Participant Information	36
	13.8	Participation in the Plan	37
	13.9	International Participants	38
	13.10	No Representations or Warranties	38
	13.11	Successors and Assigns	38
	13.12	Award to Particular Persons	38
	13.13	General Restrictions on Assignment	38

13.14	Severability	38
13.15	Notices	39
13.16	Effective Date	39
13.17	Governing Law	39
13.18	Submission to Jurisdiction	39

SCHEDULES

SCHEDULE A	EQUITY INCENTIVE PLAN (THE PLAN) – ELECTION NOTICE

SCHEDULE B	EQUITY INCENTIVE PLAN (THE PLAN) – ELECTION TO TERMINATE RECEIPT OF ADDITIONAL DSUS

NOUVEAU MONDE GRAPHITE INC.

Omnibus Equity Incentive Plan

1.	PURPOSE

1.1   Purpose

The purpose of this Plan is to provide the Corporation with a share-related mechanism to attract, retain and motivate qualified Directors, Officers, Employees, Management Company Employees and Consultants. The Plan is designed to reward any such individuals who are granted Awards under this Plan by the Board from time to time for their contributions toward the long-term goals and success of the Corporation and to enable and encourage all such Directors, Officers, Employees, Management Company Employees and Consultants to acquire Shares as long-term investments and proprietary interests in the Corporation. All categories of persons mentioned herein shall be eligible to receive, hold, and benefit fully from any Awards granted under the Plan, subject to its terms and conditions.

1.2    Amendment to Predecessor Plan

This Plan constitutes an amendment to, and restatement of the Corporation’s stock option plan last ratified and approved by the shareholders on June 27, 2024 (the “Predecessor Plan”). Subject to compliance with the policies of the Exchange, all outstanding Options granted under the Predecessor Plan (the “Predecessor Options”) shall continue to be outstanding as awards granted under and subject to the terms of this Plan, provided however that that all Options which have been granted under the Predecessor Plan remain in force in accordance with their existing terms.

2.	INTERPRETATION

2.1   Definitions

When used herein or in any amendments hereto or in any communication required or permitted to be given hereunder, unless the context otherwise requires, the following terms have the indicated meanings, respectively:

“Affiliate” means any entity that is an “affiliate” for the purposes of Regulation 45-106 respecting Prospectus Exemptions as amended from time to time;

“Associate”, where used to indicate a relationship with a Participant, means (i) any domestic partner of that Participant, and (ii) the spouse of that Participant and that Participant’s children, as well as that Participant’s relatives and that Participant’s spouse’s relatives, if they share that Participant’s residence;

“Award” means any Option, Deferred Share Unit, Restricted Share Unit, Performance Share Unit or Other Share-Based Award granted under this Plan, which may be denominated or settled in Shares, cash or in such other forms as provided for herein;

“Award Agreement” means a signed, written agreement between a Participant and the Corporation, in the form or any one of the forms approved by the Plan Administrator, and evidencing the terms and conditions on which an Award has been granted under this Plan (including written or other applicable employment agreements) and which need not be identical to any other such agreements;

“Blackout Period” means any blackout period imposed by the Corporation applicable to a Participant, during which specified individuals, including Insiders of the Corporation, may not trade in the securities of the Corporation (including, for greater certainty, any period during which specific individuals are restricted from trading because they possess material non-public information).

“Board” means the board of directors of the Corporation as it may be constituted from time to time;

“Business Day” means a day, other than a Saturday or Sunday, on which the principal commercial banks in the City of Montreal, province of Québec, are open for commercial business during normal banking hours;

“Canadian Taxpayer” means a Participant that is resident in Canada for purposes of the Tax Act;

“Cash Fees” has the meaning set forth in Subsection b) a);

“Cause” means:

a)	with respect to a particular Employee: (1) “cause” as such term is defined in the employment or other written agreement between the Corporation or a subsidiary of the Corporation and the Employee; (2) in the event there is no written or other applicable employment agreement between the Corporation or a subsidiary of the Corporation and the Employees or “cause” is not defined in such agreement, “cause” as such term is defined in the Award Agreement; or (3) in the event neither clause (1) nor (2) apply, then “cause” as such term is defined by the Civil Code of the province of Québec or the laws of the jurisdiction in which the Employee provides services, or, if not so defined, such term shall refer to circumstances, where an employer can terminate an individual’s employment without notice or pay in lieu thereof;

b)	in the case of a Consultant (1) the occurrence of any event which, under the written consulting contract with the Consultant or the Civil Code of the province of Québec or the laws of the jurisdiction in which the Consultant provides services, gives the Corporation or any of its Affiliates the right to immediately terminate the consulting contract; or (2) the termination of the consulting contract as a result of an order made by any Regulatory Authority having jurisdiction to so order;

c)	in the case of a Director, ceasing to be a Director as a result of (1) ceasing to be qualified to act as a Director pursuant to the section 105 (1) of the CBCA; (2) a resolution having been passed by the shareholders pursuant to section 106 (3) of the CBCA, or (3) an order made by any Regulatory Authority having jurisdiction to so order; or

d)	in the case of an Officer, (1) “cause” as such term is defined in the written employment agreement with the Officer or if there is no written employment agreement or “cause” is not defined therein, the usual meaning of “cause” under the Civil Code of the province of Québec or the laws of the jurisdiction in which the Officer provides services; or (2) ceasing to be an Officer as a result of an order made by any Regulatory Authority having jurisdiction to so order.

“CBCA” means the Canada Business Corporations Act;

“Change in Control” means the occurrence of any one or more of the following events:

a)	any transaction at any time and by whatever means pursuant to which any Person or any group of two or more Persons acting jointly or in concert (other than the Corporation or a wholly-owned subsidiary of the Corporation) hereafter acquires the direct or indirect “beneficial ownership” (as defined in the CBCA) of, or acquires the right to exercise Control or direction over, securities of the Corporation representing more than 50% of the then issued and outstanding voting securities of the Corporation, including, without limitation, as a result of a take-over bid, an exchange of securities, an amalgamation of the Corporation with any other entity, an arrangement, a capital reorganization or any other business combination or reorganization;

b)	the sale, assignment or other transfer of all or substantially all of the consolidated assets of the Corporation to a Person other than a wholly-owned subsidiary of the Corporation;

c)	the dissolution or liquidation of the Corporation, other than in connection with the distribution of assets of the Corporation to one or more Persons which were wholly-owned subsidiaries of the Corporation prior to such event;

d)	the occurrence of a transaction requiring approval of the Corporation’s shareholders whereby the Corporation is acquired through consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any other Person (other than a short form amalgamation or exchange of securities with a wholly-owned subsidiary of the Corporation);

e)	subject to the prior acceptance of the Exchange, any other event which the Board determines to constitute a change in control of the Corporation; or

f)	individuals who comprise the Board as of the last annual meeting of shareholders of the Corporation (the “Incumbent Board”) for any reason cease to constitute at least a majority of the members of the Board, unless the election, or nomination for election by the Corporation’s shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, and in that case such new director shall be considered as a member of the Incumbent Board;

provided that, notwithstanding clauses (a), (b), (c) and (d) above, a Change in Control shall be deemed not to have occurred pursuant to clauses (a), (b), (c) or (d) above if immediately following the transaction set forth in clause (a), (b), (c) or (d) above: (A) the holders of securities of the Corporation that immediately prior to the consummation of such transaction represented more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors of the Corporation hold (x) securities of the entity resulting from such transaction (including, for greater certainty, the Person succeeding to assets of the Corporation in a transaction contemplated in clause (b) above) (the “Surviving Entity”) that represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees (“voting power”) of the Surviving Entity, or (y) if applicable, securities of the entity that directly or indirectly has beneficial ownership of 100% of the securities eligible to elect directors or trustees of the Surviving Entity (the “Parent Entity”) that represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees of the Parent Entity, and (B) no Person or group of two or more Persons, acting jointly or in concert, is the beneficial owner, directly or indirectly, of more than 50% of the voting power of the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) (any such transaction which satisfies all of the criteria specified in clauses (A) and (B) above being referred to as a “Non-Qualifying Transaction” and, following the Non-Qualifying Transaction, references in this definition of “Change in Control” to the “Corporation” shall mean and refer to the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) and, if such entity is a Company or a trust, references to the “Board” shall mean and refer to the board of directors or trustees, as applicable, of such entity).

“Commencement Date” has the meaning set forth in Section e);

“Committee” has the meaning set forth in Section 0;

“Company” unless specifically indicated otherwise, means a corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity other than an individual;

“Consultant” means, in relation to the Corporation an individual (other than a Director, Officer or Employee of the Corporation or any of its subsidiaries) or Company that:

a)	is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Corporation or to any of its subsidiaries, other than services provided in relation to a Distribution (as defined in the Securities Act (Québec);

b)	provides the services under a written contract between the Corporation or any of its subsidiaries and the individual or the Company, as the case may be; and

c)	engaged by the Corporation to provide services for an initial, renewable or extended period of twelve months or more;

“Consultant Company” means a Consultant that is a Company;

“Control” means:

a)	when applied to the relationship between a Person and a Company, the beneficial ownership by that Person, directly or indirectly, of voting securities or other interests in such Company entitling the holder to exercise control and direction in fact over the activities of such Company;

b)	when applied to the relationship between a Person and a partnership, limited partnership, trust or joint venture, means the contractual right to direct the affairs of the partnership, limited partnership, trust or joint venture; and

c)	when applied in relation to a trust, the beneficial ownership at the relevant time of more than 50% of the property settled under the trust, and the words “Controlled by”, “Controlling” and similar words have corresponding meanings; provided that a Person who controls a Company, partnership, limited partnership or joint venture will be deemed to Control a Company, partnership, limited partnership, trust or joint venture which is Controlled by such Person and so on;

“Corporation” means Nouveau Monde Graphite inc.;

“Date of Grant” means, for any Award, the current date or future date specified by the Plan Administrator at the time it grants the Award or if no such date is specified, the date upon which the Award was granted;

“Deferred Share Unit” or “DSU” means any right granted under Article 5 of this Plan;

“Director” means a director of the Corporation who is not an Employee;

“Director Fees” means the total compensation (including annual retainer and meeting fees, if any) paid by the Corporation to a Director in a calendar year for service on the Board;

“Disabled” or “Disability” means, in respect of a Participant, suffering from a state of mental or physical disability, illness or disease that prevents the Participant from carrying out his or her normal duties as an Employee for a continuous period of six months or for any period of six months in any consecutive twelve month period, as certified by two medical doctors or as otherwise determined in accordance with procedures established by the Plan Administrator for purposes of this Plan;

“Effective Date” means the effective date of this Plan, being [•], 2025;

“Elected Amount” has the meaning set forth in Subsection a);

“Electing Person” means a Participant who is, on the applicable Election Date, a Director;

“Election Date” means the date on which the Electing Person files an Election Notice in accordance with Subsection c);

“Election Notice” has the meaning set forth in Subsection c);

“Employee” means:

a)	an individual who is considered an employee of the Corporation or any of its subsidiaries under the Income Tax Act (Canada) and for whom income tax, employment insurance and Canada Pension Plan deductions must be made at source;

b)	an individual who works full-time for the Corporation or any of its subsidiaries providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or its subsidiaries over the details and methods of work as an employee of the Corporation or of its subsidiaries, as the case may be, but for whom income tax deductions are not made at source; or

c)	an individual who works for the Corporation or any of its subsidiaries on a continuing and regular basis for a minimum of five (5) hours per week, providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or its subsidiary over the details and methods of work as an employee of the Corporation or of its subsidiaries, as the case may be, but for whom income tax deductions are not made at source;

“Exchange” means the TSX or if the Shares are not listed or posted for trading on the TSX at a particular date any other exchange on which the Shares are or may be listed from time to time;

“Exercise Notice” means a notice in writing, signed by a Participant and stating the Participant’s intention to exercise a particular Option;

“Exercise Price” means the price at which an Option Share may be purchased pursuant to the exercise of an Option;

“Expiry Date” means the expiry date specified in the Award Agreement (which shall not be later than the tenth anniversary of the Date of Grant) or, if not so specified, means the tenth anniversary of the Date of Grant;

“Insider” means an insider as defined in Part 1 of the Exchange Company Manual;

“Management Company Employee” means an individual employed by a Company providing management services to the Corporation, which services are required for the ongoing successful operation of the business enterprise of the Corporation,

“Market Price” at any date in respect of the Shares shall be determined as follows:

a)	if the Shares are then listed on the Exchange, then the Market Price shall be the VWAP on the Exchange;

b)	if the Shares are not so listed on an established stock exchange, the average of the closing “bid” and “asked” prices quoted by the OTC Markets, the National Quotation Bureau, or any comparable reporting service on such date or, if there are no quoted “bid” and “asked” prices on such date, on the next preceding date for which there are such quotes for a Share; and

c)	if the Shares are not publicly traded as of such date, the per share value of one Share, as determined by the Board, or any duly authorized Committee of the Board, in its sole discretion, by applying principles of valuation with respect thereto;

“Officer” means an officer (as defined under Securities Laws) of the Corporation or of any of its subsidiaries;

“Options” means a right granted to a Participant by the Corporation to acquire Shares of the Corporation at a specified price for a specified period of time;

“Option Shares” means Shares issuable by the Corporation upon the exercise of outstanding Options;

“Other Share-Based Award” means any right granted under Article 8;

“Participant” means a Director, Officer, Employee, Management Company Employee, or Consultant to whom an Award has been granted under this Plan;

“Participant’s Employer” means with respect to a Participant that is or was an Employee, the Corporation or such subsidiary of the Corporation as is or, if the Participant has ceased to be employed by the Corporation or such subsidiary of the Corporation, was the Participant’s Employer;

“Performance Goals” means performance goals expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to one or more of the Corporation, a subsidiary of the Corporation, a division of the Corporation or a subsidiary of the Corporation, or an individual, or may be applied to the performance of the Corporation or a subsidiary of the Corporation relative to a market index, a group of other companies or a combination thereof, or on any other basis, all as determined by the Plan Administrator in its discretion;

“Performance Share Unit” or “PSU” means any right granted under Article 7 of this Plan;

“Person” means an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in his or her capacity as trustee, executor, administrator or other legal representative;

“Plan” means this Omnibus Equity Incentive Plan, as may be amended from time to time;

“Plan Administrator” means the Board or, to the extent that the administration of this Plan has been delegated by the Board to the Committee pursuant to Section 0, the Committee;

“Predecessor Options” has the meaning set forth in Subsection 1.2;

“Predecessor Plan” has the meaning set forth in Subsection 1.2;

“Regulatory Authorities” means all stock exchanges, inter-dealer quotation networks and other organized trading facilities on which the Shares are listed and all securities commissions or similar securities regulatory bodies having jurisdiction over the Corporation;

“Restricted Share Unit” or “RSU” means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with Article 6;

“Retirement” means, unless otherwise defined in the Participant’s written employment agreement, any applicable agreement or the Award Agreement (and supported by a written 3-month notice period), the termination of the Participant’s working career at the age of 65 or another retirement age, subject to the consent of the Plan Administrator, if applicable;

“Securities Laws” means securities legislation, securities regulation and securities rules, as amended, and the policies, notices, instruments and blanket orders in force from time to time that govern or are applicable to the Corporation or to which it is subject;

“Security Based Compensation Arrangement” means an Option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to Participants;

“Share” means one common share in the capital of the Corporation as constituted on the Effective Date, or any share or shares issued in replacement of such common share in compliance with Canadian law or other applicable law, and/or one share of any additional class of common shares in the capital of the Corporation as may exist from time to time, or after an adjustment contemplated by Article 11, such other shares or securities to which the holder of an Award may be entitled as a result of such adjustment;

“Subsidiary” means an issuer that is Controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary, or any other entity in which the Corporation has an equity interest and is designated by the Plan Administrator, from time to time, for purposes of this Plan to be a subsidiary, provided that, in the case of a Canadian Taxpayer, the issuer is related (for purposes of the Tax Act) to the Corporation;

“Tax Act” means the Income Tax Act (Canada) and its regulations thereunder, as amended from time to time;

“Termination Date” means:

a)	in the case of an Employee whose employment with the Corporation or a subsidiary of the Corporation terminates: (i) the date designated by the Employee and the Corporation or a subsidiary of the Corporation in a written employment agreement, or other written agreement between the Employee and Corporation or a subsidiary of the Corporation, or (ii) if no written employment agreement exists, the date designated by the Corporation or a subsidiary of the Corporation, as the case may be, on which an Employee ceases to be an employee of the Corporation or the subsidiary of the Corporation, as the case may be, provided that, in the case of termination of employment by voluntary resignation by the Participant, such date shall not be earlier than the date notice of resignation was given, and “Termination Date” specifically does not mean the date of termination of any period of reasonable notice that the Corporation or the subsidiary of the Corporation (as the case may be) may be required by law to provide to the Participant;

b)	in the case of a Consultant whose consulting agreement or arrangement with the Corporation or a subsidiary of the Corporation, as the case may be, terminates, the date that is designated by the Corporation or the subsidiary of the Corporation (as the case may be), as the date on which the Participant’s consulting agreement or arrangement is terminated, provided that in the case of voluntary termination by the Participant of the Participant’s consulting agreement or other written arrangement, such date shall not be earlier than the date notice of voluntary termination was given, and “Termination Date” specifically does not mean the date on which any period of notice of termination that the Corporation or the subsidiary of the Corporation (as the case may be) may be required to provide to the Participant under the terms of the consulting agreement or arrangement expires; or

“TSX” means the Toronto Stock Exchange; and

“VWAP” means the volume weighted average trading price of the Shares on the Exchange calculated by dividing the total value by the total volume of such securities traded for the five trading days immediately preceding such date.

2.2   Interpretation

a)	Whenever the Plan Administrator exercises discretion in the administration of this Plan, the term “discretion” means the sole and absolute discretion of the Plan Administrator.

b)	As used herein, the terms “Article”, “Section”, “Subsection” and “clause” mean and refer to the specified Article, Section, Subsection and clause of this Plan, respectively.

c)	Words importing the singular include the plural and vice versa and words importing any gender include any other gender.

d)	Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period begins, including the day on which the period ends, and abridging the period to the immediately preceding Business Day in the event that the last day of the period is not a Business Day. In the event an action is required to be taken or a payment is required to be made on a day which is not a Business Day such action shall be taken or such payment shall be made by the immediately preceding Business Day.

e)	Unless otherwise specified, all references to money amounts are to Canadian currency.

f)	If any action may be taken within, or any right or obligation is to expire at the end of, a period of days under this Plan, then the first day of the period is not counted, but the day of its expiry is counted.

g)	The headings used herein are for convenience only and are not to affect the interpretation of this Plan.

3.	ADMINISTRATION

3.1   Administration

This Plan will be administered by the Plan Administrator and except as otherwise provided for herein, the Plan Administrator has sole and complete authority, in its discretion, to:

a)	determine the individuals to whom grants of Awards under the Plan may be made;

b)	make grants of Awards under the Plan, whether relating to the issuance of Shares or otherwise (including any combination of Options, Deferred Share Units, Restricted Share Units, Performance Share Units or Other Share-Based Awards), in such amounts, to such Persons and, subject to the provisions of this Plan, on such terms and conditions as it determines including without limitation:

i)                              the time or times at which Awards may be granted;

ii)                             the conditions under which:

(A)	Awards may be granted to Participants; or

(B)	Awards may be forfeited to the Corporation,

including vesting and any conditions relating to the attainment of specified Performance Goals;

iii)	the number of Shares to be covered by any Award;

iv)            the price, if any, to be paid by a Participant in connection with the purchase of Shares covered by any Awards;

v)             whether restrictions or limitations are to be imposed on the Shares issuable pursuant to grants of any Award, and the nature of such restrictions or limitations, if any; and

vi)           any acceleration of exercisability or vesting, or waiver of termination regarding any Award, based on such factors as the Plan Administrator may determine;

c)	establish the form or forms of Award Agreements;

d)	cancel, amend, adjust or otherwise change any Award under such circumstances as the Plan Administrator may consider appropriate in accordance with the provisions of this Plan;

e)	construe and interpret this Plan and all Award Agreements;

f)	adopt, amend, prescribe and rescind administrative guidelines and other rules and regulations relating to this Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws or for qualifying for favorable tax treatment under applicable foreign laws;

g)	if an Award is to be granted to Employees, Consultants, or Management Company Employees, the Plan Administrator and the Participant to whom that Award is to be granted are responsible for ensuring and confirming that the Participant is a bona fide Employee, Consultant, or Management Company Employee; and

h)	make all other determinations and take all other actions necessary or advisable for the implementation and administration of this Plan.

Notwithstanding the foregoing, the grant of any Other Share-Based Awards that are not Options, Deferred Share Units, Restricted Share Units or Performance Share Units will be subject to Exchange approval .

3.2   Delegation to Committee

a)	The initial Plan Administrator shall be the Board.

b)	To the extent permitted by applicable law, the Board may, from time to time, delegate to a committee of the Board (the “Committee”) all or any of the powers conferred on the Plan Administrator pursuant to this Plan, including the power to sub-delegate to any member(s) of the Committee or any specified officer(s) of the Corporation or its subsidiaries all or any of the powers delegated by the Board. In such event, the Committee or any sub-delegate will exercise the powers delegated to it in the manner and on the terms authorized by the delegating party.

3.3   Determinations Binding

Except as may be otherwise set forth in any written employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant, any decision made or action taken by the Board, the Committee or any sub-delegate to whom authority has been delegated pursuant to Section 0 arising out of or in connection with the administration or interpretation of this Plan is final, conclusive and binding on the Corporation and all subsidiaries of the Corporation, the affected Participant(s), their respective legal and personal representatives and all other Persons.

3.4   Eligibility

All Directors, Officers, Employees, Management Company Employees and Consultants are eligible to participate in the Plan, subject to Section g). Participation in the Plan is voluntary and eligibility to participate does not confer upon any Director, Officer, Employee, Management Company Employee or Consultant any right to receive any grant of an Award pursuant to the Plan. The extent to which any Director, Officer, Employee, Management Company Employeeor Consultant is entitled to receive a grant of an Award pursuant to the Plan will be determined in the discretion of the Plan Administrator.

3.5   Plan Administrator Requirements

Any Award granted under this Plan shall be subject to the requirement that, if at any time the Corporation shall determine that the listing, registration or qualification of the Shares issuable pursuant to such Award upon any securities exchange or under any Securities Laws of any jurisdiction, or the consent or approval of the Exchange and any securities commissions or similar securities regulatory bodies having jurisdiction over the Corporation is necessary as a condition of, or in connection with, the grant or exercise of such Award or the issuance or purchase of Shares thereunder, such Award may not be accepted or exercised, as applicable, in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Plan Administrator. Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval. Participants shall, to the extent applicable, cooperate with the Corporation in complying with such legislation, rules, regulations and policies. If Shares cannot be issued to a Participant upon the exercise of an Option due to legal or regulatory restrictions, the obligation of the Corporation to issue such Shares shall terminate and any funds paid to the Corporation in connection with the exercise of such Option will be returned to the applicable Participant as soon as practicable. No Awards shall be granted, and no Shares shall be issued, sold or delivered hereunder, where such grant, issue, sale or delivery would require registration of this Plan or of the Shares under the securities laws of any jurisdiction or the filing of any prospectus for the qualification of same thereunder, and any purported grant of any Award or purported issue or sale of Shares hereunder in violation of this provision shall be void.

3.6   Total Shares Subject to Awards

The total number of Shares reserved for issuance under this Plan shall not exceed 20% of the Corporation’s total issued and outstanding Shares from time to time.

a)	In respect of Options, so long as it may be required by the rules and policies of the Exchange:

i)              Subject to adjustment as provided for in Article  11 and any subsequent amendment to this Plan, the aggregate number of Shares reserved for issuance pursuant to Awards of Options granted under this Plan (including the Predecessor Options) shall not exceed 10% of the Corporation’s total issued and outstanding Shares from time to time;

ii)             To the extent any Awards of Options (or portion(s) thereof) under this Plan have been exercised, expire, terminate or are cancelled for any reason prior to their exercise, then any Shares subject to such Awards (or portion(s) thereof) shall be added back to the number of Shares reserved for issuance under this Plan and will again become available for issuance pursuant to the exercise of Awards of Options granted under this Plan.

b)	In respect of Deferred Share Units, Restricted Share Units or Performance Share Units:

i)             Subject to adjustment as provided for in Article 11 and any subsequent amendment to this Plan, the aggregate number of Shares reserved for issuance pursuant to Awards other than for Options granted under this Plan shall not exceed ten (10%) percent of the issued and outstanding Shares of the Corporation from time to time.

ii)             To the extent any Awards other than for Options (or portion(s) thereof) under this Plan terminate or are cancelled for any reason prior to exercise, then any Shares subject to such Awards (or portion(s) thereof) shall be added back to the number of Shares reserved for issuance under this Plan and will again become available for issuance pursuant to the exercise of Awards (other than for Options) granted under this Plan. Shares will not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award (other than for Options) that is settled in cash.

iii)            Any Shares issued by the Corporation through the assumption or substitution of outstanding stock options or other equity-based awards from an acquired Company will reduce the number of Shares available for issuance pursuant to the exercise of Awards granted under this Plan.

3.7   Limits on Grants of Awards

Notwithstanding anything in this Plan:

a)	the aggregate number of Shares:

i)              issuable to Insiders at any time under all of the Corporation’s Security Based Compensation Arrangements, shall not exceed 10% of the Corporation’s total issued and outstanding Shares; and

ii)             issued to Insiders within any one-year period, under all of the Corporation’s Security Based Compensation Arrangements, shall not exceed 10% of the Corporation’s total issued and outstanding Shares.

3.8   Award Agreements

Each Award under this Plan will be evidenced by an Award Agreement. Each Award Agreement will be subject to the applicable provisions of this Plan and will contain such provisions as are required by this Plan and any other provisions that the Plan Administrator may direct. Any one Officer of the Corporation is authorized and empowered to execute and deliver, for and on behalf of the Corporation, any Award Agreement to a Participant granted an Award pursuant to this Plan.

3.9   Non-transferability of Awards

To the extent that certain rights may pass to a beneficiary or legal representative upon death of a Participant by will or as required by law, no assignment or transfer of Awards, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Awards or under this Plan whatsoever in any assignee or transferee and immediately upon any assignment or transfer, or any attempt to make the same, such Awards will terminate and be of no further force or effect.

3.10 Liability

No member of the Board or the Committee shall be liable for any action or determination taken or made in good faith in the administration, interpretation, construction or application of this Plan or any Award granted hereunder. Members of the Board or the Committee shall, to the extent permitted by law, be fully indemnified and protected by the Corporation with respect to any such action or determination.

Neither the Corporation, nor any of its directors, officers, employees, shareholders or agents shall be liable for anything done or omitted to be done by such Person or any other Person with respect to the price, time, quantity or other conditions and circumstances of the issuance of Shares hereunder, or in any other manner related to this Plan. For greater certainty, no amount will be paid to, or in respect of, a Participant under this Plan or pursuant to any other arrangement, and no additional Awards will be granted to such Participant to compensate for a downward fluctuation in the price of the Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose. The Corporation and its Subsidiaries do not assume and shall not have responsibility for the income or other tax consequences resulting to any Participant and each Participant is advised to consult with his or her own tax advisors.

Participants (and their legal representatives) shall have no legal or equitable right, claim, or interest in any specific property or asset of the Corporation or any of its Subsidiaries. No asset of the Corporation or any of its Subsidiaries shall be held in any way as collateral security for the fulfillment of the obligations of the Corporation or any of its Subsidiaries under this Plan. Unless otherwise determined by the Board, this Plan shall be unfunded. To the extent any Participant or his or her estate holds any rights by virtue of a grant of Awards under this Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Corporation.

4.	OPTIONS

4.1 Granting of Options

The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant Options to any Participant. The terms and conditions of each Option grant shall be evidenced by an Award Agreement.

4.2   Exercise Price

The Plan Administrator will establish the Exercise Price at the time each Option is granted, which Exercise Price must in all cases be not less than the Market Price on the Date of Grant.

4.3   Term of Options

Subject to any accelerated termination as set forth in this Plan, each Option expires on its Expiry Date and the Plan Administrator will ensure that no Option shall be exercised beyond the date permitted by the Exchange.

4.4   Vesting and Exercisability

a)	The Plan Administrator shall have the authority to determine the vesting terms applicable to grants of Options.

b)	Once an instalment becomes vested, it shall remain vested and shall be exercisable until expiration or termination of the Option, unless otherwise specified by the Plan Administrator, or as may be otherwise set forth in any written employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant. Each vested Option or instalment may be exercised at any time or from time to time, in whole or in part, for up to the total number of Option Shares with respect to which it is then exercisable. The Plan Administrator has the right to accelerate the date upon which any instalment of any Option, becomes exercisable.

c)	Subject to the provisions of this Plan and any Award Agreement, Options shall be exercised by means of a fully completed Exercise Notice delivered to the Corporation. For greater certainty, any exercise of options by a Participant shall be made in accordance with the Corporation’s insider trading policy.

d)	The Plan Administrator may provide at the time of granting an Option that the exercise of that Option is subject to restrictions, in addition to those specified in this Section 4.4, such as vesting conditions relating to the attainment of specified Performance Goals.

4.5   Payment of Exercise Price

a)	Unless otherwise specified by the Plan Administrator at the time of granting an Option and set forth in the particular Award Agreement, the Exercise Notice must be accompanied by payment of the Exercise Price. The Exercise Price must be fully paid by wire transfer, certified cheque, bank draft or money order payable to the Corporation or by such other means as might be specified from time to time by the Plan Administrator, which may include: (i) in the event that payment of the Exercise Price is occurring via cashless or net exercise in accordance with Sections 4.6 and 4.7 of this Plan, respectively, through an arrangement with a broker approved by the Corporation (or through an arrangement directly with the Corporation); or (ii) such other consideration and method of payment for the issuance of Shares to the extent permitted by the Exchange and Securities Laws, or any combination of the foregoing methods of payment.

b)	No Shares will be issued or transferred until full payment therefor has been received by the Corporation.

4.6   Cashless Exercise

Subject to prior approval by the Board, where the Corporation has an arrangement with a brokerage firm pursuant to which the brokerage firm will loan money to a Participant to purchase the Shares underlying Options, the Participant may borrow money from such brokerage firm to exercise Options. The brokerage firm will then sell a sufficient number of Shares to cover the Exercise Price of such Options in order to repay the loan made to the Participant. The brokerage firm will receive an equivalent number of Shares from the exercise of such Options and the Participant will receive the balance of the Shares or the cash proceeds from the balance of such Shares.

4.7   Net Exercise of Options

Subject to prior approval by the Board, a Participant may elect to surrender for cancellation to the Corporation any vested Option. The Corporation will issue to the Participant, as consideration for the surrender of the Option, that number of Option Shares (rounded down to the nearest whole number) determined on a net issuance basis in accordance with the following formula below. The Corporation may elect to forego any deduction in accordance with subsection 110(1.1) of the Tax Act:

X	=	Y (A - B)
A

where:

X = The number of Option Shares issuable to the Participant as consideration in respect of the exchange or surrender of an Option under this Section 4.7;

Y = The number of Option Shares issuable with respect to the vested portion of the Option exercised by the Participant (the “Subject Options”);

A = The VWAP of the Shares; and

B = The Exercise Price of the Subject Options.

4.8   Issuance of Shares

Upon the exercise, the Corporation shall, as soon as practicable after such exercise but no later than ten (10) Business Days following such exercise, cause the transfer agent and registrar of the Shares to issue the aggregate number of Shares as the Participant shall have then paid for and as are specified in such Exercise Notice. Such Shares shall be issued and delivered in accordance with the registration and delivery instructions specified in the Exercise Notice, it being understood and agreed that the issue of such Shares shall be evidenced by a Direct Registration Statement (DRS) advice, unless a certificate has been requested by the Participant or the Corporation elects an alternative form of settlement for the Shares so issued.

5.	DEFERRED SHARE UNITS

A DSU is an Award in the nature of a deferral of payment for services rendered, or for future services to be rendered, and that, upon settlement, entitles the recipient Participant to acquire Shares, unless such DSU expires prior to being settled. Subject to adjustment as provided for in Article  11, DSUs shall only vest, and a Participant is only entitled to redemption of a DSU, when the Participant ceases to be a director, officer or employee of the Corporation for any reason, including termination, retirement or death.

5.1   Granting of DSUs

a)	The Plan Administrator may prescribe, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may decide, to grant DSUs to any Participant. The terms and conditions of each DSU grant shall be evidenced by an Award Agreement.

b)	The Plan Administrator may fix, from time to time, a portion of the Director Fees that is to be payable in the form of DSUs. In addition, each Electing Person may be given, subject to the conditions stated herein, the right to elect in accordance with Section c) to participate in the grant of additional DSUs pursuant to this Article 5. An Electing Person who elects to participate in the grant of additional DSUs pursuant to this Article 5 shall receive their Elected Amount (as that term is defined below) in the form of DSUs in lieu of cash. The “Elected Amount” shall be an amount, as elected by the Director, in accordance with applicable tax law, between 0% and 100% of any Director Fees that are otherwise intended to be paid in cash (the “Cash Fees”).

c)	Each Electing Person who elects to receive their Elected Amount in the form of DSUs in lieu of cash will be required to file a notice of election in the form of Schedule A hereto (the “Election Notice”) with the Chief Financial Officer of the Corporation in the year prior to the year to which such election is to apply.

d)	Subject to Subsection e), the election of an Electing Person under Subsection c) shall be deemed to apply to all Cash Fees that would be paid subsequent to the filing of the Election Notice, and such Electing Person is not required to file another Election Notice for subsequent calendar years.

e)	Each Electing Person is entitled once per calendar year to terminate his or her election to receive DSUs in lieu of Cash Fees by filing with the Chief Financial Officer of the Corporation a notice in the form of Schedule B hereto. Such termination shall be effective immediately upon receipt of such notice, provided that the Corporation has not imposed a Blackout Period on trading. Thereafter, any portion of such Electing Person’s Cash Fees payable or paid in the same calendar year and, subject to complying with Subsection c), all subsequent calendar years shall be paid in cash. For greater certainty, to the extent an Electing Person terminates his or her participation in the grant of DSUs pursuant to this Article 5, he or she shall not be entitled to elect to receive the Elected Amount, or any other amount of his or her Cash Fees in DSUs in lieu of cash again until the calendar year following the year in which the termination notice is delivered.

f)	Any DSUs granted pursuant to this Article 5 prior to the delivery of a termination notice pursuant to Section e) shall remain in the Plan following such termination and will be redeemable only in accordance with the terms of the Plan.

g)	The number of DSUs (including fractional DSUs) granted at any particular time pursuant to this Article 5 will be calculated by dividing (i) the amount of any compensation that is to be paid in DSUs (including Director Fees and any Elected Amount), as determined by the Plan Administrator, by (ii) the Market Price of a Share on the Date of Grant.

h)	In addition to the foregoing, the Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant DSUs to any Participant.

5.2   DSU Account

All DSUs received by a Participant (which, for greater certainty includes Electing Persons) shall be credited to an Account maintained for the Participant on the books of the Corporation, as of the Date of Grant. The terms and conditions of each DSU grant shall be evidenced by an Award Agreement.

5.3   Vesting of DSUs

The Plan Administrator shall have the authority to determine the vesting terms applicable to grants of DSUs.

5.4   Settlement of DSUs

a)	DSUs shall be settled on the date established in the Award Agreement; provided, however that in no event shall a DSU Award be settled i) prior to a Participant’s Retirement, termination of employment or death, and ii) no later than the end of the calendar year following the Retirement, termination of employment or death. If the Award Agreement does not establish a date for the settlement of the DSUs, then the settlement date shall be the date of the Participant’s Retirement, termination of employment, or death. Except as otherwise provided in an Award Agreement, on the settlement date for any DSU, each vested DSU will be redeemed for:

i)              one fully paid and non-assessable Share issued from treasury to the Participant or as the Participant may direct, or

ii)             a cash payment, or

iii)            a combination of Shares and cash as contemplated by paragraphs (i) and (ii) above,

in each case as determined by the Plan Administrator in its discretion.

In the case of the death of a Participant, the entitlement to make a claim by heirs/administrators must not exceed 1 year from the Participant’s death.

b)	Any cash payments made under this Section 5.4 by the Corporation to a Participant in respect of DSUs to be redeemed for cash shall be calculated by multiplying the number of DSUs to be redeemed for cash by the Market Price per Share as at the settlement date.

c)	Payment of cash to Participants on the redemption of vested DSUs may be made through the Corporation’s payroll in the pay period that the settlement date falls within and no later than the end of the calendar year following the Retirement, termination of employment or death.

6.	RESTRICTED SHARE UNITS

A share unit is an Award in the nature of a bonus for services rendered, or for future services to be rendered, and that, upon settlement, entitles the recipient Participant to acquire Shares pursuant and subject to such restrictions and conditions on vesting as the Plan Administratror may determine at the time of grant, unless such RSU expires prior to being settled. Restrictions and conditions on vesting conditions may, without limitation, be based on the passage of time during continued employment (or other service relationship), in which case the Award is what is commonly referred to as a “Restricted Share Unit” or “RSU”, the achievement of specified Performance Criteria, in which case the Award is what is commonly referred to as a “Performance Share Unit” or “PSU”, or both.

6.1   Granting of RSUs

a)	The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any Participant in respect of services rendered in the year of grant. The terms and conditions of each RSU grant shall be evidenced by an Award Agreement.

b)	The number of RSUs (including fractional RSUs) granted at any particular time pursuant to this Article 6 will be calculated by dividing (i) the amount of any compensation that is to be paid in RSUs, as determined by the Plan Administrator, by (ii) the Market Price of a Share on the Date of Grant.

6.2   RSU Account

All RSUs received by a Participant shall be credited to an Account maintained for the Participant on the books of the Corporation, as of the Date of Grant.

6.3   Vesting of RSUs

The Plan Administrator shall have the authority to determine the vesting terms applicable to grants of RSUs.

6.4   Settlement of RSUs

a)	The Plan Administrator shall have the sole authority to determine the settlement terms, including time of settlement, applicable to the grant of RSUs and such terms will be set forth in the applicable Award Agreement. Subject to Section 12.2 below and except as otherwise provided in an Award Agreement, on the settlement date for any RSU, each vested RSU will be redeemed for:

i)              one fully paid and non-assessable Share issued from treasury to the Participant or as the Participant may direct, or

ii)             a cash payment, or

iii)            a combination of Shares and cash as contemplated by paragraphs (i) and (ii) above,

in each case as determined by the Plan Administrator in its discretion.

b)	Any cash payments made under this Section 6.4 by the Corporation to a Participant in respect of RSUs to be redeemed for cash shall be calculated by multiplying the number of RSUs to be redeemed for cash by the Market Price per Share as at the settlement date. Payment of cash to Participants on the redemption of vested RSUs may be made through the Corporation’s payroll in the pay period that the settlement date falls within.

c)	Subject to Section 12.2 below and except as otherwise provided in an Award Agreement, no settlement date for any RSU shall occur, and no Share shall be issued or cash payment shall be made in respect of any RSU, under this Section 6.4 any later than the final Business Day of the third calendar year following the year in which the RSU is granted.

7.	PERFORMANCE SHARE UNITS

7.1   Granting of PSUs

The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant PSUs to any Participant in respect of services rendered in the year of grant. The terms and conditions of each PSU grant, including time of settlement, shall be evidenced by an Award Agreement. Each PSU will consist of a right to receive a Share, cash payment, or a combination thereof (as provided in Section a)), upon the achievement of such Performance Goals during such performance periods as the Plan Administrator shall establish.

7.2   Terms of PSUs

The Performance Goals to be achieved during any performance period, the length of any performance period, the amount of any PSUs granted, the termination of a Participant’s employment and the amount of any payment or transfer to be made pursuant to any PSU will be determined by the Plan Administrator and by the other terms and conditions of any PSU, all as set forth in the applicable Award Agreement.

7.3   Performance Goals

The Plan Administrator will issue Performance Goals prior to the Date of Grant to which such Performance Goals pertain. The Performance Goals may be based upon the achievement of corporate, divisional or individual goals, and may be applied relative to performance relative to an index or comparator group, or on any other basis determined by the Plan Administrator. The Plan Administrator may modify the Performance Goals as necessary to align them with the Corporation’s corporate objectives, subject to any limitations set forth in an Award Agreement or an employment or other agreement with a Participant. The Performance Goals may include a threshold level of performance below which no payment will be made (or no vesting will occur), levels of performance at which specified payments will be made (or specified vesting will occur), and a maximum level of performance above which no additional payment will be made (or at which full vesting will occur), all as set forth in the applicable Award Agreement.

7.4   PSU Account

All PSUs received by a Participant shall be credited to an account maintained for the Participant on the books of the Corporation, as of the Date of Grant.

7.5   Vesting of PSUs

The Plan Administrator shall have the authority to determine the vesting terms applicable to grants of PSUs.

7.6   Settlement of PSUs

a)	The Plan Administrator shall have the authority to determine the settlement terms applicable to the grant of PSUs, which shall be set forth in the applicable Award Agreement. Subject to Section 12.2 below and except as otherwise provided in an Award Agreement, on the settlement date for any PSU, each vested PSU will be redeemed for:

i)              one fully paid and non-assessable Share issued from treasury to the Participant or as the Participant may direct, or

ii)             a cash payment, or

iii)            a combination of Shares and cash as contemplated by paragraphs (i) and (ii) above,

in each case as determined by the Plan Administrator in its discretion.

b)	Any cash payments made under this Section 7.6 by the Corporation to a Participant in respect of PSUs to be redeemed for cash shall be calculated by multiplying the number of PSUs to be redeemed for cash by the Market Price per Share as at the settlement date.

c)	Payment of cash to Participants on the redemption of vested RSUs may be made through the Corporation’s payroll in the pay period that the settlement date falls within.

d)	Subject to Section 12.2 below and except as otherwise provided in an Award Agreement, no settlement date for any PSU shall occur, and no Share shall be issued or cash payment shall be made in respect of any PSU, under this Section 7.6 any later than the final Business Day of the third calendar year following the year in which the PSU is granted.

8.	OTHER SHARE-BASED AWARDS

Subject to prior acceptance of the Exchange, the Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant Other Share-Based Awards to any Participant. The terms and conditions of each Other Share-Based Award grant shall be evidenced by an Award Agreement. Each Other Share-Based Award shall consist of a right (1) which is other than an Award or right described in Article 4, Article 5, Article 6, and Article 7 above, and (2) which is denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Shares (including, without limitation, securities convertible into Shares) as are deemed by the Plan Administrator to be consistent with the purposes of the Plan; provided, however, that such right will comply with applicable law. Subject to prior acceptance of the Exchange, the terms of this Plan, and any applicable Award Agreement, the Plan Administrator will determine the terms and conditions of Other Share-Based Awards. Shares or other securities delivered pursuant to a purchase right granted under this Article 8 will be purchased for such consideration, which may be paid by such method or methods and in such form or forms, including, without limitation, cash, Shares, other securities, other Awards, other property, or any combination thereof, as the Plan Administrator shall determine in its discretion.

9.	ADDITIONAL AWARD TERMS

9.1   Dividend Equivalents

a)	Unless otherwise determined by the Plan Administrator and set forth in the particular Award Agreement, as part of a Participant’s grant of DSUs, PSUs or RSUs (as applicable) and in respect of the services provided by the Participant for such original grant, DSUs, PSUs and RSUs (as applicable) shall be credited with dividend equivalents in the form of additional DSUs, PSUs or RSUs, as applicable, as of each dividend payment date in respect of which normal cash dividends are paid on Shares. Such dividend equivalents shall be computed by dividing: (i) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of DSUs, PSUs or RSUs, as applicable, held by the Participant on the record date for the payment of such dividend, by (ii) the Market Price on the dividend payment date, with fractions computed to three decimal places. Dividend equivalents credited to a Participant’s account shall vest in proportion to the DSUs, PSUs or RSUs, as applicable, to which they relate. Dividend equivalents credited to a Participant’s account shall be subject to the same terms and conditions, including vesting and time of settlement, as the DSUs, PSUs or RSUs, as applicable, to which they relate.

b)	The foregoing does not obligate the Corporation to declare or pay dividends on Shares and nothing in this Plan shall be interpreted as creating such an obligation.

9.2   Blackout Period

In the event that an Award expires during a Blackout Period or within ten (10) Business Days after the expiry of a Blackout Period, the expiry of such Award will be automatically extended to the date that is 10 business days after the expiry of the Blackout Period. Notwithstanding anything else herein contained, the ten (10) Business Day period referred to in this section may not be further extended by the Board.

9.3   Withholding Taxes

Notwithstanding any other terms of this Plan, vesting or settlement of each Award under this Plan is subject to the condition that if at any time the Plan Administrator determines, in its discretion, that the satisfaction of withholding tax or other withholding liabilities is necessary or desirable in respect of such grant, vesting or settlement, such action is not effective unless such withholding has been effected to the satisfaction of the Plan Administrator. In such circumstances, the Plan Administrator may require that a Participant pay to the Corporation the minimum amount as the Corporation or an Affiliate of the Corporation is obliged to withhold or remit to the relevant taxing authority in respect of the granting, vesting or settlement of the Award. Any such additional payment is due no later than the date on which such amount with respect to the Award is required to be remitted to the relevant tax authority by the Corporation or an Affiliate of the Corporation, as the case may be. Alternatively, and subject to any requirements or limitations under applicable law, the Corporation may (a) withhold such amount from any remuneration or other amount payable by the Corporation or any Affiliate to the Participant, (b) require the sale of a number of Shares issued upon exercise, vesting, or settlement of such Award and the remittance to the Corporation of the net proceeds from such sale sufficient to satisfy such amount, or (c) enter into any other suitable arrangements for the receipt of such amount.

If the Corporation does not withhold an amount or require payment of an amount by a Participant sufficient to satisfy all obligations referred to in 9.3(a), the Participant shall forthwith make reimbursement, on demand, in cash, of any amount paid by the Corporation to a governmental authority to satisfy any such obligation.

9.4   Recoupment

Notwithstanding any other terms of this Plan, Awards may be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback, recoupment or similar policy adopted by the Corporation or the relevant subsidiary of the Corporation and in effect at the Date of Grant of the Award, or as set out in the Participant’s employment agreement, Award Agreement or other written agreement, or as otherwise required by law or the rules of the Exchange. The Plan Administrator may at any time waive the application of this Section 9.4 to any Participant or category of Participants.

10.	TERMINATION OF EMPLOYMENT OR SERVICES

10.1 Termination of Employment, Services or Director

Subject to Section 10.2 unless otherwise determined by the Plan Administrator or as set forth in an employment agreement, Award Agreement or other written agreement:

a)	where a Participant’s employment, consulting agreement or arrangement is terminated or the Participant ceases to hold office or his or her position, as applicable, by reason of voluntary resignation by the Participant or termination by the Corporation or a subsidiary of the Corporation for Cause, then any Option or other Award held by the Participant that has not been exercised as of the Termination Date shall be immediately forfeited and cancelled as of the Termination Date;

b)	where a Participant’s employment, consulting agreement or arrangement is terminated by the Corporation or a subsidiary of the Corporation without Cause (whether such termination occurs with or without any or adequate reasonable notice, or with or without any or adequate compensation in lieu of such reasonable notice) then any unvested Options or other Awards held by the Participant as of the Termination Date shall be immediately forfeited and cancelled as of the Termination Date. The Plan Administrator may, in its sole discretion, approve and accelerate vesting of Awards on a pro rata basis, calculated according to the number of days elapsed between the grant date and the Termination Date. Any vested Awards held by the Participant as of the Termination Date may be exercised or surrendered to the Corporation by the Participant at any time during the period that terminates on the earlier of: (A) the Expiry Date of such Award; and (B) the date that is one (1) year after the Termination Date. Any Award that remains unexercised or has not been surrendered to the Corporation by the Participant shall be immediately forfeited upon the termination of such period;

c)	where a Participant becomes Disabled, then any Award held by the Participant that has not vested as of the date of the Disability of such Participant shall continue to vest in accordance with its terms and may be exercised or surrendered to the Corporation by the Participant at any time during the period that terminates on the earlier of: (A) the Expiry Date of such Award; and (B) the first anniversary of the Participant’s date of Disability. Any Award that remains unexercised or has not been surrendered to the Corporation by the Participant shall be immediately forfeited upon the termination of such period;

d)	where a Participant’s employment, consulting agreement or arrangement is terminated by reason of the death of the Participant, then any Award held by the Participant that has not vested as of the date of the death of such Participant shall vest on such date and may be exercised or surrendered to the Corporation by the Participant at any time during the period that terminates on the earlier of: (A) the Expiry Date of such Award; and (B) the first anniversary of the date of the death of such Participant. Any Award that remains unexercised or has not been surrendered to the Corporation by the Participant shall be immediately forfeited upon the termination of such period. The entitlement to make a claim by heirs/administrators must not exceed 1 year from the Participant’s death;

e)	where a Participant’s employment, consulting agreement or arrangement is terminated due to Retirement, then any Award held by the Participant that has not vested as of the date of such Retirement shall continue to vest in accordance with its terms and may be exercised or surrendered to the Corporation by the Participant at any time during the period that terminates on the earlier of: (A) the Expiry Date of such Award; and (B) the first anniversary of the Participant’s date of Retirement. Any Award that remains unexercised or has not been surrendered to the Corporation by the Participant shall be immediately forfeited upon the termination of such period. Notwithstanding the foregoing, if, following his or her Retirement, the Participant commences (the “Commencement Date”) employment, consulting or acting as a director of the Corporation or any of its subsidiaries (or in an analogous capacity) or otherwise as a service provider to any Person that carries on or proposes to carry on a business competitive with the Corporation or any of its subsidiaries, any Option or other Award held by the Participant that has not been exercised as of the Commencement Date shall be immediately forfeited and cancelled as of the Commencement Date;

f)	Upon a Participant electing a voluntary leave of absence of more than twelve (12) months, including maternity and paternity leaves, the Plan Administrator may determine, at its sole discretion but subject to applicable laws, that such Participant’s participation in this Plan shall be terminated, provided that all vested Options in the Participant’s Account shall remain outstanding and in effect until the applicable exercise date, or an earlier date determined by the Board at its sole discretion;

g)	a Participant’s eligibility to receive further grants of Options or other Awards under this Plan ceases as of:

i)              the date that the Corporation or a subsidiary of the Corporation, as the case may be, provides the Participant with written notification that the Participant’s employment, consulting agreement or arrangement is terminated, notwithstanding that such date may be prior to the Termination Date; or

ii)             the date of the death, Disability or Retirement of the Participant; and

h)	notwithstanding Subsection b), unless the Plan Administrator, in its discretion, otherwise determines, at any time and from time to time, Options or other Awards are not affected by a change of employment or consulting agreement or arrangement, or directorship within or among the Corporation or a subsidiary of the Corporation for so long as the Participant continues to be a Director, Officer Employee, Management Company Employee or Consultant, as applicable, of the Corporation or a subsidiary of the Corporation;

i)	any Award granted or issued to any Participant who is a Director, Officer, Employee, Consultant or Management Company Employee must expire within a reasonable period, not exceeding 12 months, following the date the Participant ceases to be an eligible Participant under the Plan.

10.2 Discretion to Permit Acceleration

Notwithstanding the provisions of Section 10.1 but subject to compliance with the policies of the Exchange, the Plan Administrator may, in its discretion, at any time prior to, or following the events contemplated in such Section, or in an employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant, permit the acceleration of vesting of any or all Awards or waive termination of any or all Awards, all in the manner and on the terms as may be authorized by the Plan Administrator.

10.3 Participants’ Entitlement

Except as otherwise provided in this Plan, Awards previously granted under this Plan are not affected by any change in the relationship between, or ownership of, the Corporation and an Affiliate of the Corporation. For greater certainty, all grants of Awards remain outstanding and are not affected by reason only that, at any time, an Affiliate of the Corporation ceases to be an Affiliate of the Corporation.

11.	EVENTS AFFECTING THE CORPORATION

11.1 General

The existence of any Awards does not affect in any way the right or power of the Corporation or its shareholders to make, authorize or determine any adjustment, recapitalization, reorganization or any other change in the Corporation’s capital structure or its business, or any amalgamation, combination, arrangement, merger or consolidation involving the Corporation, to create or issue any bonds, debentures, Shares or other securities of the Corporation or to determine the rights and conditions attaching thereto, to effect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or to effect any other corporate act or proceeding, whether of a similar character or otherwise, whether or not any such action referred to in this Article 11 would have an adverse effect on this Plan or on any Award granted hereunder.

11.2 Change in Control

Except as may be set forth in an employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant:

a)	The Plan Administrator may, without the consent of any Participant, take such steps as it deems necessary or desirable, including to cause: (i) subject to prior acceptance of Exchange where applicable, the conversion or exchange of any outstanding Awards into or for, rights or other securities of substantially equivalent value, as determined by the Plan Administrator in its discretion, in any entity participating in or resulting from a Change in Control; (ii) outstanding Awards to vest and become exercisable, realizable, or payable, or restrictions applicable to an Award to lapse, in whole or in part prior to or upon consummation of such Change in Control, and, to the extent the Plan Administrator determines, terminate upon or immediately prior to the effectiveness of such Change in Control provided that such Participant ceases to be an eligible Participant under this Plan upon such Change of Control; (iii) subject to prior acceptance by the Exchange, the termination of an Award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise or settlement of such Award or realization of the Participant’s rights as of the date of the occurrence of the transaction net of any exercise price payable by the Participant (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the Plan Administrator determines in good faith that no amount would have been attained upon the exercise or settlement of such Award or realization of the Participant’s rights net of any exercise price payable by the Participant, then such Award may be terminated by the Corporation without payment); (iv) subject to prior acceptance by the Exchange, the replacement of such Award with other rights or property selected by the Board in its sole discretion; or (v) subject to prior acceptance by the Exchange, any combination of the foregoing. In taking any of the actions permitted under this Subsection a), the Plan Administrator will not be required to treat all Awards similarly in the transaction. Notwithstanding the foregoing, in the case of Options held by a Canadian Taxpayer, the Plan Administrator may not cause the Canadian Taxpayer to receive (pursuant to this Subsection a)) any property in connection with a Change of Control other than rights to acquire shares of a Company or units of a “mutual fund trust” (as defined in the Tax Act), of the Corporation or a “qualifying person” (as defined in the Tax Act) that does not deal at arm’s length (for purposes of the Tax Act) with the Corporation, as applicable, at the time such rights are issued or granted. Notwithstanding the foregoing, in the case of DSUs held by a Canadian Taxpayer, the Plan Administrator may not (pursuant to this Subsection a)) redeem any such DSUs in connection with a Change of Control.

b)	Notwithstanding Subsection a), and unless otherwise determined by the Plan Administrator, if, as a result of a Change in Control, the Shares will cease trading on an Exchange, then the Corporation may terminate all of the Awards granted under this Plan (other than Options held by Canadian Taxpayers) at the time of and subject to the completion of the Change in Control transaction by paying to each holder at or within a reasonable period of time following completion of such Change in Control transaction an amount for each Award equal to the Market Price of the Award held by such Participant as determined by the Plan Administrator, acting reasonably, or in the case of Options held by a Canadian Taxpayer by permitting the Canadian Taxpayer to surrender such Options to the Corporation for an amount for each such Option equal to the Market Price of such Option as determined by the Plan Administrator, acting reasonably, upon the completion of the Change in Control (following which such Options may be cancelled for no consideration).

c)	Any actions taken under this Section 11.2 will comply with the policies of the Exchange.

11.3 Reorganization of Corporation’s Capital

Subject to the prior approval of the Exchange, if applicable, should the Corporation effect a subdivision or consolidation of Shares or any similar capital reorganization or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or should any other change be made in the capitalization of the Corporation that does not constitute a Change in Control and that would warrant the amendment or replacement of any existing Awards in order to adjust the number of Shares that may be acquired on the vesting of outstanding Awards and/or the terms of any Award in order to preserve proportionately the rights and obligations of the Participants holding such Awards, then the Plan Administrator in consultation with the Board will take such steps as are required to preserve the proportionality of the rights and obligations of the Participants holding such Awards as it deems equitable and appropriate.

11.4 Other Events Affecting the Corporation

In the event of an amalgamation, combination, arrangement, merger or other transaction or reorganization involving the Corporation and occurring by exchange of Shares, by sale or lease of assets or otherwise, that does not constitute a Change in Control and that warrants the amendment or replacement of any existing Awards in order to adjust the number of Shares that may be acquired on the vesting of outstanding Awards and/or the terms of any Award in order to preserve proportionately the rights and obligations of the Participants holding such Awards, the Plan Administrator will, subject to the prior approval of the Exchange (if required), authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

11.5 Immediate Acceleration of Awards

In taking any of the steps provided in Sections 11.3 and 11.4, the Plan Administrator will not be required to treat all Awards similarly and where the Plan Administrator determines that the steps provided in Sections 11.3 and 11.4 would not preserve proportionately the rights, value and obligations of the Participants holding such Awards in the circumstances or otherwise determines that it is appropriate, the Plan Administrator may, but is not required, to permit the immediate vesting of any unvested Awards..

11.6 Issue by Corporation of Additional Shares

Except as expressly provided in this Article 11, neither the issue by the Corporation of shares of any class or securities convertible into or exchangeable for shares of any class, nor the conversion or exchange of such shares or securities, affects, and no adjustment by reason thereof is to be made with respect to the number of Shares that may be acquired as a result of a grant of Awards or other entitlements of the Participants under such Awards.

11.7 Fractions

No fractional Shares will be issued pursuant to an Award. Accordingly, (whether as a result of any adjustment under this Article 11, a dividend equivalent or otherwise), a Participant would become entitled to a fractional Share, the Participant has the right to acquire only the adjusted number of full Shares and no payment or other adjustment will be made with respect to the fractional Shares, which shall be disregarded.

12.	AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

12.1 Amendment, Suspension, or Termination of the Plan

The Plan Administrator may from time to time, without notice and without approval of the holders of voting shares of the Corporation, amend, modify, change, suspend or terminate the Plan or any Awards granted pursuant to the Plan as it, in its discretion, determines appropriate, provided, however, that:

a)	no such amendment, modification, change, suspension or termination of the Plan or any Awards granted hereunder may materially impair any rights of a Participant or materially increase any obligations of a Participant under the Plan without the consent of the Participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable Securities Laws or Exchange requirements; and

b)	any amendments to the Plan or to any Awards granted pursuant to the Plan are subject to Exchange approval (including such amendments that do not otherwise trigger approval of the holders of voting shares of the Corporation).

12.2 Amendments requiring Shareholder Approval

Notwithstanding Section 12.1 and subject to any rules of the Exchange, approval of the holders of the Shares shall be required for the following amendments, modifications or changes to the Plan or any Awards granted pursuant to the Plan:

a)	a reduction in the exercise price or purchase price under an Award benefiting an Insider of the Corporation;

b)	an extension of the term, under an Award benefiting an Insider of the Corporation;

c)	any amendment to remove or to exceed the Insider participation limit set forth in Section 3.7 of the Plan;

d)	an increase to the maximum number of Shares issuable, either as a fixed number or a fixed percentage of the Corporation’s outstanding capital represented by such Shares; and

e)	amendments to an amending provision of the Plan.

12.3 Permitted Amendments without Shareholder Approval

Without limiting the generality of Section 12.1, but subject to Section 12.2 and any rules of the Exchange, the Plan Administrator may, without shareholder approval, at any time or from time to time amend the Plan or any Awards for the purposes of, without limitation:

a)	making any amendments to the general vesting provisions of each Award;

b)	making any amendments to add covenants of the Corporation for the protection of Participants, as the case may be, provided that the Plan Administrator shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Participants, as the case may be;

c)	making any amendments not inconsistent with the Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Plan Administrator, having in mind the best interests of the Participants, it may be expedient to make, including amendments that are desirable as a result of changes in law in any jurisdiction where a Participant resides, provided that the Plan Administrator shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Participants and Directors; or

d)	making such changes or corrections which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Plan Administrator shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Participants.

13.	MISCELLANEOUS

13.1 Legal Requirement

The Corporation is not obligated to grant any Awards, issue any Shares or other securities, make any payments or take any other action if, in the opinion of the Plan Administrator, in its discretion, such action would constitute a violation by a Participant or the Corporation of any provision of any applicable statutory or regulatory enactment of any government or government agency or the requirements of any Exchange upon which the Shares may then be listed.

13.2 No Other Benefit

No amount will be paid to, or in respect of, a Participant under the Plan to compensate for a downward fluctuation in the price of a Share, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

13.3 Rights of Participant

No Participant has any claim or right to be granted an Award and the granting of any Award is not to be construed as giving a Participant a right to remain as a Director, Officer, Employee, Management Company Employee or Consultant. No Participant has any rights as a shareholder of the Corporation in respect of Shares issuable pursuant to any Award until the allotment and issuance to such Participant, or as such Participant may direct, of certificates representing such Shares.

13.4 Corporate Action

Nothing contained in this Plan or in an Award shall be construed so as to prevent the Corporation from taking corporate action which is deemed by the Corporation to be appropriate or in its best interest, whether or not such action would have an adverse effect on this Plan or any Award.

13.5 Conflict

Subject to compliance with the policies of the Exchange, in the event of any conflict between the provisions of this Plan and an Award Agreement, the provisions of the Plan shall govern. In the event of any conflict between or among the provisions of this Plan or any Award Agreement, on the one hand, and a Participant’s employment agreement with the Corporation or a subsidiary of the Corporation, as the case may be, on the other hand, the provisions of the Plan shall prevail.

13.6 Anti-Hedging Policy

By accepting the Option or Award each Participant acknowledges that he or she is restricted from purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of Options or Awards.

13.7 Participant Information

Each Participant shall provide the Corporation with all information (including personal information) required by the Corporation in order to administer the Plan (including as to whether the circumstances described in Section 10.1(e)). Each Participant acknowledges that information required by the Corporation in order to administer the Plan may be disclosed to any custodian appointed in respect of the Plan and other third parties and may be disclosed to such persons (including persons located in jurisdictions other than the Participant’s jurisdiction of residence), in connection with the administration of the Plan. Each Participant consents to such disclosure and authorizes the Corporation to make such disclosure on the Participant’s behalf.

13.8 Participation in the Plan

a)	The participation of any Participant in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Participant any rights or privileges other than those rights and privileges expressly provided in the Plan. In particular, participation in the Plan does not constitute a condition of employment or engagement nor a commitment on the part of the Corporation to ensure the continued employment or engagement of such Participant. The Plan does not provide any guarantee against any loss which may result from fluctuations in the market value of the Shares. The Corporation does not assume responsibility for the income or other tax consequences for the Participants and Directors and they are advised to consult with their own tax advisors. The loss of existing or potential profit in Shares underlying Awards granted under this Plan shall not constitute an element of damages in the event of termination of a Participant’s employment or consulting agreement in any office or otherwise.

b)	The granting of Awards and the issuance of Shares under this Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or stock exchanges on which the Corporation is listed as may be required. The Corporation shall have no obligation to issue or deliver evidence of title for Shares issued under this Plan prior to:

i)              obtaining any approvals from governmental agencies that the Corporation determines are necessary or advisable; and

ii)             completion of any registration or other qualification of the Shares under any applicable national or foreign law or ruling of any governmental body that the Corporation determines to be necessary or advisable or at a time when any such registration or qualification is not current, has been suspended or otherwise has ceased to be effective.

c)	The inability or impracticability of the Corporation to obtain or maintain authority from any regulatory body having jurisdiction, which authority is deemed by the Corporation’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder shall relieve the Corporation of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

13.9 International Participants

Subject to compliance with the policies of the Exchange, with respect to Participants who reside or work outside Canada, the Plan Administrator may, in its discretion, amend, or otherwise modify, without shareholder approval, the terms of the Plan or Awards with respect to such Participants in order to conform such terms with the provisions of local law, and the Plan Administrator may, where appropriate, establish one or more sub-plans to reflect such amended or otherwise modified provisions.

13.10 No Representations or Warranties

The Corporation makes no representation or warranty as to the value of any Award granted or issued under this Plan or as to the future value of any Shares issued pursuant to any Award.

13.11 Successors and Assigns

The Plan shall be binding on all successors and assigns of the Corporation and its subsidiaries.

13.12 Award to Particular Persons

No Award may be granted or issued unless the Award is allocated to a particular person.

13.13 General Restrictions on Assignment

Except as required by law, the rights of a Participant under the Plan are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant.

13.14 Severability

The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

13.15 Notices

All written notices to be given by a Participant to the Corporation shall be delivered personally, e-mail or mail, postage prepaid, addressed as follows:

NOUVEAU MONDE GRAPHITE INC.

995 rue Wellington, Suite 240, Montréal (Québec) H3C 1V3

Attention:            Chief Financial Officer

Email: cotarte@nmg.com

All notices to a Participant will be addressed to the principal address of the Participant on file with the Corporation. Either the Corporation or the Participant may designate a different address by written notice to the other. Such notices are deemed to be received, if delivered personally or by e-mail, on the date of delivery, and if sent by mail, on the fifth business day following the date of mailing; provided that in the event of any actual or imminent postal disruption, notices shall be delivered to the appropriate party and not sent by mail. Any notice given by either the Participant or the Corporation is not binding on the recipient thereof until received.

13.16 Effective Date

This Plan becomes effective on a date to be determined by the Plan Administrator, subject to the approval of the shareholders of the Corporation and the Exchange.

13.17 Governing Law

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the internal laws of the Province of Québec and the federal laws of Canada applicable therein, without reference to conflicts of law rules.

13.18 Submission to Jurisdiction

The Corporation and each Participant irrevocably submits to the exclusive jurisdiction of the courts of competent jurisdiction in the Province of Québec in respect of any action or proceeding relating in any way to the Plan, including, without limitation, with respect to the grant of Awards and any issuance of Shares made in accordance with the Plan.

SCHEDULE A

NOUVEAU MONDE GRAPHITE INC.

EQUITY INCENTIVE PLAN (THE “PLAN”)

ELECTION NOTICE

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

Pursuant to the Plan, I hereby elect to participate in the grant of DSUs pursuant to Article 5 of the Plan and to receive ____% of my Cash Fees in the form of DSUs in lieu of cash.

I confirm that:

d)	I have received and reviewed a copy of the terms of the Plan and agreed to be bound by them.

e)	I recognize that when DSUs credited pursuant to this election are redeemed in accordance with the terms of the Plan, income tax and other withholdings as required will arise at that time. Upon redemption of the DSUs, the Corporation will make all appropriate withholdings as required by law at that time.

f)	The value of DSUs is based on the value of the Shares of the Corporation and therefore is not guaranteed.

The foregoing is only a brief outline of certain key provisions of the Plan. For more complete information, reference should be made to the Plan’s text.

Date:
(Name of Participant)

(Signature of Participant)

SCHEDULE B

NOUVEAU MONDE GRAPHITE INC.

EQUITY INCENTIVE PLAN (THE “PLAN”)

ELECTION TO TERMINATE RECEIPT OF ADDITIONAL DSUS

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan. Notwithstanding my previous election in the form of Schedule A to the Plan, I hereby elect that no portion of the Cash Fees accrued after the date hereof shall be paid in DSUs in accordance with Article 5 of the Plan.

I understand that the DSUs already granted under the Plan cannot be redeemed except in accordance with the Plan.

I confirm that I have received and reviewed a copy of the terms of the Plan and agree to be bound by them.

Date:
(Name of Participant)

(Signature of Participant)

Note:	An election to terminate receipt of additional DSUs can only be made by a Participant once in a calendar year.

SCHEDULE “D”

CHARTER OF THE BOARD OF DIRECTORS

(see attached)

CHARTER OF THE BOARD OF DIRECTORS

I.	Role		1

II.	Composition and Meetings		1

III.	Duties and Responsibilities		2

	1.	Strategic Planning	2

	2.	Integrity	3

	3.	Supervision of the Business of the Company	3

	4.	Evaluation and Succession Planning	4

	5.	Communication	4

	6.	Meeting Attendance	4

	7.	Other	5

Charter of the Board of Directors	i

I.	Role

The board of directors (the “Board”) of Nouveau Monde Graphite Inc. (the “Company”) must promote the viability of the Company and value creation, require that the management of the Company be in the best interests of the Company and of its shareholders, while taking into account the interests of other stakeholders. Furthermore, it shall promote the constant improvement of the performance of the Company and thus ensure its continuous development.

The directors, in exercising their powers and discharging their duties, shall act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board supervises the management of the affairs of the Company. The Board is responsible for the good governance of the Company and must to this end ensure an efficient allocation of the resources and have the power to report it.

II.	Composition and Meetings

In accordance with the articles of the Company, the Board is composed of a minimum of three directors and of a maximum of fifteen directors.

The directors must devote the necessary time to the business of the Board and have the relevant skills, experience and aptitudes relating to their appointment as a director in order to meet the needs of the Company and to allow the Board to function effectively. New directors are expected to understand fully the role of the Board, the role of the committees of the Board and the contribution individual directors are expected to make.

The majority of the directors must be considered independent by the Board, in accordance with the legislative and regulatory requirements and the listing criteria which the Company is subjected to. As an indication, a director is independent if he does not have a material relationship, either direct or indirect, with the Company, that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

The Board is governed by the Company’s by-laws approved by the shareholders and by the resolutions adopted by the Board.

Essential information and documentation relating to the points on the agenda and subjects discussed at the Board meetings are distributed to the Board members prior to each meeting to allow them to address such points and related subjects in a fully informed manner. Furthermore, the Company will distribute to the Board the necessary and pertinent information on the Company, its operations and its finances.

Charter of the Board of Directors	1

Members of the Board may take part in the meetings by teleconference or any other similar means of communication allowing all the individuals participating in the meeting to communicate simultaneously.

Executive management and other Company personnel may, on invitation, participate in the meetings and make presentations so that the directors acquire better knowledge and comprehension of the business of the Company.

The directors shall, if need be, meet without executive management or the non-independent directors, according to what they consider suitable in order to allow a free and open discussion between the independent directors.

III.	Duties and Responsibilities

As part of its stewardship responsibility, the Board advises management on significant business issues and has the following duties and responsibilities:

1.	Strategic Planning

(a)	Provide management with the benefits of its vision for new trends and recent events and recommend action appropriate to the circumstances to management;

(b)	Approve a strategic plan, oversee that it is updated, by taking into account, among others, opportunities and risks related to the Company’s activities, global trends related to the Company’s industry and growth potential;

(c)	Oversee the principal risks which the commercial activities of the Company are exposed to and supervise the implementation of the strategic plan and the appropriate systems to manage risks;

(d)	Examine and approve, if necessary, any strategic decision for the Company including, in particular, merger, acquisition and disposal of shares, assets or businesses exceeding the delegated powers of approval of executive management; and

(e)	Understand and regularly re-evaluate the business plans of the Company.

Charter of the Board of Directors	2

2.	Integrity

(a)	Ensure the integrity of the President and Chief Executive Officer and the members of the executive management and maintain a culture of integrity within the Company;

(b)	Oversee that the Company possesses the means to respect the legislative and regulatory requirements regarding its operations; and

(c)	Adopt a code of conduct that governs the behavior of the directors, management and employees of the Company; see to the continuance of a conformity process with its own code of conduct and politics and review, from time to time, the Company’s code of conduct.

3.	Supervision of the Business of the Company

(a)	Review and approve the financial objectives, budgets and plan of action, including major capital allowances and expenditures;

(b)	Approve the issuance of securities and any operation out of the normal course of the activities of the Company, including proposals regarding mergers, acquisitions, major financings, dispositions or material departures from strategic plan or budgets and other important operations such as investments and investment withdrawals;

(c)	Supervise executive management in order to ensure that the Company’s daily activities are managed in a competent manner and in accordance with the business plan approved by the Board;

(d)	Provide advice to executive management when required by the circumstances;

(e)	Ensure that executive management understands the expectations of the Board, that the appropriate questions are presented to the Board and that it is kept informed of the feedback from the shareholders;

(f)	Ensure that the Board may exercise its functions independently from executive management of the Company;

(g)	Determine the expediency of declaring dividends and declare such dividends, where applicable;

(h)	Review the financial information and monitor the integrity of the Company’s internal control and management information systems; and

(i)	Consider and approve any modification to the present charter of the Board.

Charter of the Board of Directors	3

4.	Evaluation and Succession Planning

(a)	Evaluate its own efficiency with regard to the performance of the aforementioned duties and the other responsibilities of each director;

(b)	Supervise the composition of the Board to ensure the effectiveness of the decision-making process;

(c)	Verify that the members of executive management have the required skills to accomplish their functions;

(d)	Monitor corporate performance against the strategic plans and business, operating and capital budgets;

(e)	Create necessary Board committees (including the mandatory Audit Committee), establish their mandates and choose their members;

(f)	Recommend candidates for director positions to fill any vacancy on the Board;

(g)	Ensure that all new directors are completely oriented in order that they fully understand the role of the Board and its committees, as well as the nature and operation of the Company’s business;

(h)	Evaluate and supervise the succession planning, in emergency circumstances, of the Chief Executive Officer and executive management; and

(i)	Ensure that directors receive adequate continuing training and orientation.

5.	Communication

(a)	Oversee the steps followed so that the Company conforms to its obligations of continuous and timely disclosure and avoids selective disclosure;

(b)	Examine and approve the content of the principal disclosure documents, including the annual information form, press releases regarding quarterly and annual financial results, as applicable, as well as the corresponding financial statements, and the management proxy circular; and

(c)	Review, when necessary, the Company’s communication policies.

6.	Meeting Attendance

(a)	To ensure the efficient performance of their responsibilities, the Board and Audit Committee shall meet periodically, at least once quarterly, while the other committees shall meet as needed, but no less than once per year;

Charter of the Board of Directors	4

(b)	Unless prevented by circumstances beyond their control, all directors must attend all meetings of the Board or committee on which they sit; and

(c)	Before each meeting, the directors shall receive the documentation required for the following meeting. Each director shall be responsible for examining this documentation before that meeting opens.

7.	Other

Carry out any other appropriate duties and responsibilities pursuant to the legislative and regulatory requirements pertaining to its operations and to the by-laws of the Company.

Approved by the Board on November 17, 2021.

Charter of the Board of Directors	5